PE
12-31-01



TECO ENERGY

2001 ANNUAL REPORT

TECO Energy, Inc. Locations



Primary Corporate locations
TPS Power Stations
California
TECO Barge Line
TECO Coal
Commonwealth
Chesapeake
Dell
Union
TECO
Coalbed
Methane
McAdams
Gila River
Odessa
Guadalupe
Prior Energy
TECO
Bulk Terminal
Tampa Electric
Peoples Gas
TECO Power Services
TECO Transport
TECO Ocean Shipping
TECO Solutions
Hamakua
Frontera
Global Water Routes – TECO Ocean Shipping
Alborada
San José



Operating Revenues
(billions of dollars)
$3.0
$2.4
$1.8
$1.2
$0.6
$0.0
'99
'00
'01



Net Income
(millions of dollars)
$325
$260
$195
$130
$65
$0
'99
'00
'01



Return on Average Common Equity
(percent)
20%
16%
12%
8%
4%
0%
'99
'00
'01

TECO ENERGY, INC.

TECO Energy, Inc. (NYSE: TE) is an energy-related holding company with a growing family of unregulated businesses. In addition to the regulated operations of Tampa Electric and Peoples Gas System, TECO Energy is engaged in independent power generation, river and ocean transportation, coal mining, alternative fuels production and energy services. The company has major operations in Florida, the Southern U.S. and Central America.



Kerry, Lineman, Tampa Electric



Tampa Electric
Peoples Gas
Regulated Businesses
TECO ENERGY
Diversified Businesses
TECO Transport
TECO Coal
TECO Power Services
TECO Coalbed Methane
TECO Solutions



2001 HIGHLIGHTS

TECO ENERGY, INC.

- Earnings per share growth of 14 percent
- Return on equity of 17 percent
- Increased dividend for 42nd consecutive year
- Added to Standard & Poor's 500 Index and Forbes 500 list

FLORIDA OPERATIONS

- Continued strong customer growth at regulated utilities
- Tampa Electric Gannon/Bayside repowering underway
- Peoples Gas expansions completed into Northeast Florida, other areas
- TECO Solutions' acquisition of Prior Energy Corporation, a leading natural gas marketing company in the Southeast

INDEPENDENT POWER

- TECO Power Services completed construction of Commonwealth Chesapeake Station in Virginia
- Construction underway on four generating projects
- Portfolio has approximately 6,600 megawatts of announced generation

OTHER BUSINESSES

- TECO Transport acquired new 40,000-ton vessel to build business
- TECO Coal enjoyed increased production from Perry County Coal acquisition, as well as synthetic fuel production
- TECO Coalbed Methane benefitted from strong natural gas prices

TABLE OF CONTENTS

Earnings/Dividends Per Share
(dollars per share)



1999 EPS from Continuing Operations excluding $0.15 of charges.
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
'99
'00
'01
Earnings
Dividends



Kally, Financial Analyst
TECO Energy

TECO ENERGY, INC.

Dear Shareholders,

The strength our employees have built into TECO Energy throughout its history enabled us to once again achieve strong results in 2001. In fact, despite a year that was difficult for the nation on many levels, including the economy, we finished 2001 with record earnings and record revenues.

In 2001, TECO Energy delivered 14 percent overall earnings per share growth and net income growth of 21 percent on revenues of $2.6 billion. And we continue to build the foundation for future growth, both in our Florida operations, and in our 5,600 megawatts of independent power under construction in growing markets throughout the Sunbelt.



Bob, CEO

For all this, we credit strong performance from our regulated utility businesses and profitable unregulated companies. The balanced, diversified and asset-rich nature of our business portfolio that has served us well in the past continued to prove advantageous this year.

High profile challenges in the industry, including uncertainty associated with California deregulation, projected lower future energy prices and the Enron bankruptcy, did have an effect on the company's stock price in 2001, but TECO Energy fared better than many others in the industry. The company also increased its dividend for the 42nd consecutive year.

We did this while keeping a watchful eye on the strength of our balance sheet, by balancing our capital expenditures with issuing new common shares.

Florida Operations

A large percentage of our operations are located in one of the best energy markets in the country. Florida has been less affected by the economic downturn that began in 2001 than other parts of the nation. As evidence, revenues from our Florida operations were strong in 2001, with continued customer growth of almost 3 percent.

The repowering of Bayside Units 1 and 2 will add more than 600 megawatts of incremental capacity to meet load growth for Tampa Electric customers. In the future, more capacity can be added by repowering additional units or by adding capacity at already permitted sites.

Peoples Gas continues to build its statewide presence, now serving more than 270,000 customers. With major pipeline extensions complete in Northeast and Southwest Florida, the company is adding thousands of new customers in these high-growth regions.

And through its TECO Solutions subsidiary, TECO Energy is increasing its share of Florida's growing energy services market.

Independent Power

Continuing to expand its operations into the Sunbelt, TECO Power Services acquired the Frontera Power Station, a 477-megawatt operational facility located near McAllen, Texas and close to the Mexican border. The facility is capable of selling electricity domestically and into the fast-growing manufacturing or "maquiladora" region of northern Mexico.

In addition to its wholly-owned Dell and McAdams facilities, the company also began construction on two joint venture projects, the Gila River and Union facilities. Gila River and Union are expected to be the two largest independent power plants in the nation. Construction continues on schedule and within budget. Also on schedule, the second phase of Commonwealth Chesapeake Power Station began operation in Virginia in time for the summer peak.

Other Businesses

Opportunistically building its business, TECO Transport placed its newest vessel into service in 2001, a 40,000-ton bulk carrier acquired through an auction at a very attractive price.

TECO Coal ended 2001 with record production of 10.1 million tons. The company completed its first full year of synthetic fuel production and operation at our new Perry County Coal facilities.

A Successful Year

Our continued execution of TECO Energy's business strategy produced a second year of double-digit profit growth for the company. I commend our employees for their diligence, dedication and high integrity in helping us achieve this success. In that same spirit of integrity, we remain committed to communicating clearly and openly with you, our shareholders, as you'll see in the pages that follow.

I would be remiss if I did not recognize H.L. Culbreath, who retired from our Board of Directors in 2001, for his countless contributions. Thanks to leaders like H.L., our business is built on a strong and balanced foundation — one we will enhance even further going forward.

Sincerely,

Robert D. Fagan
Chairman of the Board, President and Chief Executive Officer

February 8, 2002


www.tecoenergy.com
TECO ENERGY
NEXTEL
nexxt
CHRYSLER
Drive Love
SPECIALS

Above: TECO Energy branding. TECO Energy's sports sponsorships, including with the National Hockey League's Tampa Bay Lightning, continued to promote the company nationwide.

Significant Departure

After more than 40 years of dedicated service to TECO Energy, H.L. Culbreath retired in April 2001. He faithfully served the company as an employee, as an officer and as a director, including as Chairman of the Board.

H.L. also contributed to the Tampa Bay community, on behalf of many organizations and in countless ways, making him a role model for corporate involvement.

H.L. was instrumental in making the company what we are today, and everyone at TECO Energy wishes him well in his retirement.





Above: ***Economic development.*** *Among significant new commercial customers in Tampa Electric's service territory is the new International Plaza development. The area continues to enjoy strong growth among residential and commercial customers.*

Above right: ***Environmental commitment.*** *In 2001, along with the Florida Aquarium and the Tampa Port Authority, Tampa Electric announced its sponsorship of an island eco-tour in Tampa Bay. The project will educate the public about native vegetation in fragile coastal ecosystems.*

Gina, Payroll Manager
Tampa Electric

FLORIDA OPERATIONS

TECO Energy's Florida operations provided good growth, stemming from new customer additions. This is in spite of an economic recession that began in 2001. In fact, Florida, with its diversified, service-based economy, has historically been less affected by economic downturns than other areas of the nation.


PLEASE

TAMPA ELECTRIC

Strong, steady growth

Tampa Electric enjoyed another successful year, achieving the company's tenth straight quarter of earnings growth in the fourth quarter. Tampa Electric's net income grew almost 7 percent to $154 million. Customer growth continued at nearly 3 percent.

Other key indicators also spoke of the company's success in 2001 — employees achieved aggressive safety goals, and set new company records for safety. And, with an average per-customer power interruption of less than one hour annually, Tampa Electric's reliability continues to be the best among Florida's investor-owned utilities.

The regulatory situation in Florida remains constructive. In 2001, Florida's Energy Policy Study Commission submitted its plan to Governor Bush. The plan, to which Tampa Electric provided insight and expertise, is solid, and the state continues its thoughtful, deliberate approach toward increased competition. The company is in favor of wholesale competition, provided it is implemented comprehensively.

Nancy, Safety & Industrial Health Manager
Tampa Electric

Repowering continues

Construction began on Tampa Electric's major repowering project, Bayside Power Station. When completed and online in 2003 and 2004, Bayside Units 1 and 2 will produce 1,800 megawatts of electricity, an increase of more than 600 megawatts above the capacity of Gannon Station, which it replaces. As it converts from coal to natural gas, the facility will dramatically decrease its emissions.

Long-term, the company expects to have the opportunity to expand Bayside significantly to meet Florida's growing energy needs. Another Tampa Electric facility with expansion capability is Polk Power Station. Currently at 430 megawatts, the next build-out at Polk is scheduled to add 180 megawatts to the facility in May 2002, which will leave room for four additional units.

Polk Unit 1, an integrated gasification/combined-cycle unit, received substantial national attention this year. As the Bush Administration unveiled its energy plan, clean coal technology was at the forefront. As a U.S. Department of Energy showcase demonstration facility for this type of technology, Polk hosted visitors from all over the world, ranging from government officials to the news media.

Keeping customers happy

In July 2001, consumers ranked Tampa Electric first in the nation for customer service quality, according to J.D. Power and Associates. The company ranked highest among 119 utilities nationwide.

In addition to customer service, the J.D. Power survey measured overall residential customer satisfaction through five other categories: billing and payment; image; price and value; power quality and reliability; and overall satisfaction.

Overall, the company ranked 11th nationally and sixth in the South. And in its independent survey, Tampa Electric achieved customer favorability of more than 95 percent.

Business success is our business

According to U.S. Bureau of Labor statistics, the Tampa Bay area ranks number one in new job creation. This is reflected in the continued growth in Tampa Electric's service territory. Local economic development efforts have resulted in a number of significant new commercial customers for Tampa Electric, such as International Plaza, a shopping and entertainment complex near Tampa International Airport, which opened this fall, with upscale stores and dining.

Recognizing the importance of small businesses as commercial customers, Tampa Electric launched a Small Business Initiative throughout its service territory this year. In late 2001, the company began conducting focus groups of small business owners to identify their concerns about energy, their perceptions of the company and their needs. *Powerful Business*, a new magazine produced by Tampa Electric, was mailed to small business customers in early 2002.

Efforts like this will continue going forward for both residential and commercial customers, continuing Tampa Electric's strong history of customer satisfaction.



Penni, Customer Service Director
Tampa Electric



Darryl, Power Plant General Manager
Tampa Electric



*Above: **Bayside repowering.*** *Tampa Electric's repowering of Gannon Station from coal to natural gas was well underway in 2001. The project will yield more than 600 megawatts of incremental capacity, improve the company's fuel mix and reduce emissions.*

PEOPLES GAS

In 2001, Peoples Gas net income grew by more than 6 percent over the previous year. Revenues for 2001 were $352.9 million, up from $314.5 million in 2000. At more than 4 percent for the year, customer growth in the company's expanding service territory continued to be strong.

Increasing presence

With several significant capital expansions recently completed, Peoples Gas System enjoyed a record year for new customer additions. Nearly 20,000 residential and commercial customers were added to the Peoples Gas distribution system in 2001 alone. To accommodate this growth, the company added more than 600 miles of natural gas pipeline to its distribution system this year.

Residential expansion

Peoples Gas System entered into eight franchise agreements during 2001, covering several strategic Florida locations, including the cities of Naples and Ocala.

Ocala is also home to the fastest-growing residential development in Florida, the Villages. In 2001, the development added more than 2,300 homes that included natural gas service. More than 6,300 natural gas-fueled homes have been built since the Villages' inception in 1999.

Peoples Gas also signed a statewide agreement with international developer Taylor Woodrow. The agreement calls for natural gas service to be included in 500 homes during 2002, with more planned for the future.



Commercial growth

In 2001, Peoples Gas completed the first year of its natural gas unbundling program for commercial customers. Under the NaturalChoice program, Peoples Gas earns a return for transportation service, but businesses purchase gas supply from a third-party marketer who can offer them options tailored to their particular business needs.

By encouraging increased use of natural gas statewide, NaturalChoice enhances the company's competitive position relative to alternative fuel sources like propane, diesel fuel and oil.

Many new commercial customers signed contracts with Peoples Gas during 2001, spanning the state and ranging from retail chains to individual restaurants.

In 2001, Peoples Gas successfully negotiated with three large industrial customers to replace fuel oil with natural gas in their operations. These businesses, whose annual energy usage totals more than 1.5 million therms, were brought into the Peoples Gas system with no additional capital investment.

The energy efficiency of natural gas is even more appealing to governmental and institutional customers, including public schools. In 2001, Peoples Gas installed a state-of-the-art gas cooling project at a middle school in Central Florida.

The school will serve as a demonstration site and showcase for expanding the use of this technology, in which waste heat from a central chiller system is used to power a system that removes humidity from classrooms, resulting in better indoor air quality.

*Bottom left: **Statewide growth.** Peoples Gas announced a statewide agreement with international developer Taylor Woodrow. The agreement includes at least 500 homes being constructed with natural gas during 2002.*

*Bottom right: **Reaching new heights.** In 2001, Peoples Gas began the first high-rise natural gas installation in Florida, using new corrugated stainless steel tubing. This 22-story luxury condominium, located in Naples, is scheduled for completion in mid-2002.*

*Top right: **District cooling acquisition.** During 2001, TECO Solutions acquired a chiller plant with the potential to expand to 12,000 tons. The facility serves the American Airlines Arena, among other large commercial facilities in Miami.*

Ted, Apprentice Utility Technician
Peoples Gas







Liz, CAD Operator
TECO Solutions

TECO SOLUTIONS

Building market share

Within Florida's $13-billion energy services market, TECO Solutions expanded its presence significantly during 2001. The company completed three strategic acquisitions during the year, including AMSI, a South Florida-based energy services company, and Prior Energy Corporation.

Prior Energy is a leading natural gas management company in North America, serving customers throughout the Southeast.

Now a TECO Solutions subsidiary, Prior handles all facets of natural gas energy management services, including natural gas supply management, storage management, transportation management, asset management and consulting services. The company has an established market base in the Southeast and one of the top customer service reputations in the region.

Expanding its expertise in district cooling systems, TECO Solutions' BGA subsidiary acquired FPL Thermal Systems, which owns a 12,000-ton design capacity cooling plant, from FPL Group in October. Located in downtown Miami, the plant serves the American Airlines Arena, among other clients.



essex

INDEPENDENT POWER

Despite challenging economic conditions, TECO Power Services was able to move forward with its pipeline of strategic project developments. Through the acquisition of a commercially operating station, as well as the commencement of construction on nearly 5,600 megawatts of additional capacity, the company continued its expansion into high-growth areas throughout the Sunbelt.

TECO POWER SERVICES

In 2001, TECO Power Services broke ground on four new facilities: the Dell, McAdams, Union and Gila River power stations. Dell and McAdams, each with 599 megawatts of capacity, are located in Dell, Arkansas and Kosciusko, Mississippi, respectively.

Union Power Station in El Dorado, Arkansas and Gila River Power Station in Gila Bend, Arizona are being constructed as a joint venture with Panda Energy International. Each plant has a capacity of about 2,200 megawatts, making them the two largest independent power facilities in the nation upon their completion.

The company also completed work on previously announced projects. The Hamakua Power Station in Haina, Hawaii, was officially dedicated with both phases in-service, and the second phase of the Commonwealth Chesapeake Power Station began commercial operation during the summer of 2001 on the Delmarva peninsula in Virginia.

Project finance "deal of the year"

The $2.2-billion construction financing for the Union and Gila River projects, the majority of which was non-recourse project debt, closed in June and was named the Americas' Project Finance Loan for 2001 by *International Finance Review.* The transaction was also named North American Project Deal of the Year for 2001 by *Global Finance.* TECO Energy and Panda Energy were named Sponsor of the Year by *Project Finance International.*

Construction of the plants is being overseen by NEPCO, an indirect subsidiary of Enron, serving as the general contractor. Despite a temporary halt in the funding of the projects resulting from the Enron bankruptcy in late 2001, construction progressed on schedule. Financing issues were resolved with the banks in January 2002, and funding resumed.

Frontera acquisition

The company continued its steady expansion into high-growth domestic markets. The acquisition of the 477-megawatt Frontera Power Station near McAllen, Texas and the Mexican border gave the company an immediate presence in one of the fastest-growing areas of North America.

Frontera is currently selling electricity in the domestic wholesale market and has the ability to sell 150 megawatts of its capacity into the Mexican market through a direct interconnection across the Rio Grande. The interconnection was energized in January 2002. It is the first fully dispatchable electrical transmission line between the U.S. and Mexico.

Preparing for full operation

TECO Power Services will focus on construction in 2002, with 5,600 megawatts preparing for commercial operation during 2003.

To optimally manage its current and projected capacity and energy in the various wholesale electricity markets, TECO Power Services is continuing to enhance its in-house energy marketing and trading capabilities.

The company activated its TECO EnergySource subsidiary to manage its energy transactions. Through this activity, TECO Power Services expects to maximize the value of its generating assets.






Frontera
Power Station
McAllen
Interconnect Point
CFE-Cumbres
Substation
Reynosa
TEXAS
Gulf of Mexico
Brownsville
MEXICO

Top left: ***Union underway.*** *Among the four generating projects under construction at TECO Power Services is the Union Power Station in El Dorado, Arkansas. The project, a joint venture with Panda Energy, is one of the largest independent power projects in the nation.*

Top right: ***Multiple markets.*** *Frontera Power Station, acquired by TECO Power Services in early 2001, has 477 megawatts of capacity, 150 of which can be sold into the Mexican power market.*

Ray, Marketing & Corporate Affairs Director
TECO Power Services



OTHER BUSINESSES

One of the aspects that makes TECO Energy an attractive investment is its balance of regulated utility holdings and profitable unregulated businesses. In 2001, despite many economic challenges, TECO Transport, TECO Coal and TECO Coalbed Methane produced strong results. TECO Coal and TECO Coalbed Methane delivered excellent returns, and TECO Transport had another solid year.

TECO COAL AND TECO COALBED METHANE

TECO Coal enjoyed strong earnings in 2001, thanks to increased production of both conventional coal and synthetic fuel, as well as improved prices. The results for the year include a full year of synthetic fuel production, and a full year of production at the company's Perry County Coal operation, acquired in late 2000.

Survivors of consolidations in the industry, like TECO Coal, emerged stronger and were able to take advantage of increased demand for coal in 2001.

At TECO Coalbed Methane, although production naturally continues to decline, improved margins from higher gas prices more than offset reduced production, resulting in the company's highest-ever earnings level.

Above: ***Added production.*** *In late 2000, TECO Coal acquired Perry County Coal, which increased production in 2001. Approximately 20 million tons of recoverable reserves are located in the 20,000 acres of owned and leased mineral properties included in the acquisition.*


SHEILA McDEVITT
Jubilee

TECO TRANSPORT

TECO Transport performed well within the transportation industry, despite economic challenges, including lower steel and U.S. government grain shipments. The company also embarked on a new branding campaign, with subsidiary identities that better describe the company and its capabilities.

In early 2001, TECO Ocean Shipping (formerly known as Gulfcoast Transit) purchased a 40,000-ton ship at an auction, at a very attractive price. The bulk carrier, which was renamed the M/V Sheila McDevitt, has enhanced the business through its fuel efficiency and speed.

A new mid-stream buoy system at TECO Bulk Terminal (formerly known as Electro-Coal Transfer), installed on the Mississippi River in Louisiana in late 2000, has increased the company's efficiency and improved turnaround time.

TECO Barge Line (formerly known as Mid-South Towing) continued to increase operating efficiency through the use of its state-of-the-art barge tracking system. The company also continues to add to its fleet of barges, with 50 new units purchased to replace aging barges.

Mike, Able-Bodied Seaman
TECO Ocean Shipping

Above: ***Increased capacity.*** *In early 2001, TECO Ocean Shipping acquired a 40,000-ton bulk carrier, now known as the M/V Sheila McDevitt, to expand its business.*

FINANCIAL SECTION



Randy, Corporate Accounting Director TECO Energy

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The Management's Discussion and Analysis which follows contains forward-looking statements which are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause actual results to differ materially from those projected in these forward-looking statements are set forth in the ***Investment Considerations*** *section. Any forward-looking statement speaks only as of the date on which it was made, and the company undertakes no obligation to update any forward-looking statement to reflect subsequent developments or circumstances other than as may be required by law.*

FINANCIAL SUMMARY

TECO Energy's revenues increased by 15% in 2001 to $2.6 billion; revenues in 2000 increased 16% to $2.3 billion. Basic earnings were $2.26 per share in 2001 compared with $1.99 per share in 2000. Earnings were $1.42 per share in 1999, which included charges of $.11 per share for discontinued operations.

		2001	*Change*	*2000*	*Change*	*1999*[3]
Consolidated revenues *(millions)*		**$ 2,648.6**	15.4%	$ 2,294.6	16.0%	$ 1,978.3
Earnings per share - basic	**Continuing operations**	**$ 2.26**	13.6%	$ 1.99	30.1%	$ 1.53
	Discontinued operations	—	—	—	—	(.11)
	Earnings per share	**$ 2.26**	13.6%	$ 1.99	40.1%	$ 1.42
Earnings per share - diluted	Continuing operations	**$ 2.24**	13.7%	$ 1.97	28.8%	$ 1.53
	Discontinued operations	—	—	—	—	(.11)
	Earnings per share	**$ 2.24**	13.7%	$ 1.97	38.7%	$ 1.42
Net income from continuing operations *(millions)*		**$ 303.7**	21.0%	$ 250.9	24.9%	$ 200.9
Average common shares outstanding	Basic *(millions)*	**134.5**[2]	6.8%	125.9[1]	- 3.9%	131.0[1]
	Diluted *(millions)*	**135.4**[2]	7.2%	126.3[1]	- 3.7%	131.2[1]
Return on average common equity from continuing operations						
	Including charges	**17.0%**		16.6%		13.3%
	Without charges	**17.0%**		16.6%		14.5%

(1) Average shares outstanding reflects the repurchase of 1.6 million shares in 2000 and 5.4 million shares between September and December 31, 1999.
(2) Average shares outstanding for 2001 reflects the issuance of 8.625 million shares in March and 3.5 million shares in October.
(3) Earnings in 1999 were affected by certain events and adjustments that were unusual in nature and resulted in charges that are not expected to recur in future periods. These charges are described in the **Non-Operating Items Impacting Net Income** section.

STRATEGY AND OUTLOOK

TECO Energy's three-pronged business strategy is: to focus on its Florida operations, which include Tampa Electric, Peoples Gas System (PGS) and the Florida energy services businesses at TECO Solutions; to grow its TECO Power Services (TPS) independent power operations; and to use the returns of its family of other profitable unregulated businesses to continue its growth.

Execution of this strategy has allowed TECO Energy to achieve earnings per share growth of 14 percent in 2001 and 18 percent in 2000 from continuing operations, excluding charges in 1999. In January 2002, management stated that 2002 is a transition year with the focus on completing the four independent power projects currently under construction at TPS and the first phase of the Gannon to Bayside repowering project at Tampa Electric. It indicated at that time that earnings per share growth for 2002, targeted at 5 percent, is expected to be driven by continued growth from the Florida operations, a return to more normal shipping patterns at TECO Transport, higher earnings from improved pricing and higher production at TECO Coal, and a full year of operations from capacity additions during 2001 at TPS.

TECO Energy benefits from deriving the majority of net income from its regulated businesses, Tampa Electric and PGS, operating in one of the best utility markets in the nation. Growth is expected in Florida in 2002 because the State's economy with its small industrial base is not expected to be impacted by the economic slowdown to the same degree as some other areas of the country that are based on manufacturing. Growth is expected in the residential and commercial sectors in 2002 and beyond.

In 2003, a significant earnings driver will be the four new independent power projects that TPS announced in late 2000 which are expected to be placed in service in 2003. These projects have increased the number of net megawatts operating or under construction from approximately 1,000 megawatts at the end of 1999 to almost 6,600 megawatts at the end of 2001.

In 2001, future wholesale power prices declined significantly in markets across the country due to the combination of the U.S. economic slowdown and the amount of new generating capacity under construction and expected to come online in 2002 and 2003. The outlook for weaker earnings from new independent power projects, however, has caused some developers to cancel or delay projects. While future wholesale power prices have declined, TPS expects to enter into negotiated contracts for much of the output of its facilities at higher prices, reflecting the value-added services it can provide. TECO Energy remains committed to the completion of the four projects under construction by TPS. See **Operating Results - TECO Power Services** for a current schedule of in-service dates for these projects.

In light of the capital requirements for committed regulated and unregulated projects and the accelerated project equity commitments for the Union and Gila River projects under the bank financing plan at TPS (see **Enron Exposure** section), TECO Energy has taken several steps to strengthen its balance sheet. During 2001, the company issued new common equity on two occasions totaling $331 million of proceeds. In January 2002, the company issued $449 million of mandatorily convertible equity units which will convert to TECO Energy common shares in January 2005. (See **Financing Activity** section.) In addition, the company has reduced its capital expenditure forecast for 2002 through 2004 by approximately $700 million, primarily by delaying for an extended period generation projects that are not yet under construction for TPS and Tampa Electric, including the Bayside Units 3 and 4 repowering projects announced in the fall of 2001. Resumption of work on those projects will be evaluated periodically as market conditions evolve.

Near-term expectations for the various operating companies are summarized below.

Tampa Electric and PGS are positioned to see growth in sales and earnings above the estimated 2.3 percent and 5 percent rates of customer growth, respectively. Earnings growth in 2002 is expected to be driven by higher AFUDC associated with the Gannon to Bayside repowering project and energy sales growth at Tampa Electric, which is expected to exceed customer growth due to a more favorable customer mix.

At TPS in 2002, growth is expected from a full-year of operations of both the Frontera Power Station in Texas and Phase II of the Commonwealth Chesapeake Power Station in Virginia. In addition, TPS' 2001 results included a $6.1 million charge associated with the termination of its investment in EGI. (See **Operating Results - TECO Power Services** section.)

At TECO Transport, earnings growth in 2002 is expected from increased phosphate shipments and a return to a more normal pattern for U.S. government grain shipments. Long-term growth is expected from increased asset utilization, particularly at TECO Barge Line (formerly known as Mid-South Towing), and asset additions at both TECO Ocean Shipping (formerly known as Gulfcoast Transit) and TECO Barge Line.

TECO Coal expects to benefit primarily from improved prices for steam and metallurgical coals and modestly higher production of synthetic fuel and coal in 2002. Production of synthetic fuel at TECO Coal qualifies for Section 29 tax credits for non-conventional fuel production.

The company expects higher borrowing levels in 2002 associated primarily with the TPS generation projects and the Gannon to Bayside repowering project at Tampa Electric.

The above forward-looking statements are subject to many factors that could cause actual results and conditions to differ materially from those projected in these statements. (See the **Investment Considerations** section.)

OPERATING RESULTS

TECO Energy's Net Income

Net income in 2001 was $303.7 million, up 21 percent from $250.9 million in 2000. These results reflect continued customer growth and increased energy usage in the Florida operations, higher AFUDC at Tampa Electric, an 18 percent increase in net income at TPS from the new generation projects acquired or brought on line in 2000 and 2001 and improved results from the Guatemalan operations, higher average gas price at TECO Coalbed Methane, and higher conventional coal production and prices and increased synthetic fuel production at TECO Coal. These improvements were partially offset by higher interest expense associated with increased borrowing levels.

Net income in 2000 was $250.9 million, up 14 percent from $220.5 million from continuing operations and before charges in 1999. These results reflect continued customer growth and increased energy usage in the Florida operations, a more than doubling of net income at TPS from the new generation projects brought on line in late 1999 and 2000 and improved results from the Guatemalan distribution utility, good operating conditions and strong markets at TECO Transport, and the addition of synthetic fuel production at TECO Coal. These improvements were partially offset by higher interest expense associated with increased borrowing levels.

The following table shows the unconsolidated revenues, net income and earnings per share contribution from continuing operations of the significant business segments, excluding charges in 1999 described in the **Non-Operating Items Impacting Net Income** section. (For additional detail, refer to the **Notes to Consolidated Financial Statements - Footnote K, Segment Information.**)

CONTRIBUTIONS BY OPERATING GROUP *(unconsolidated)*

(millions)	*2001*	*Change*	*2000*	*Change*	*1999*
Revenues					
Regulated companies					
Tampa Electric	**$1,412.7**	4.3%	$1,353.8	12.8%	$1,199.8[1]
Peoples Gas System	**352.9**	12.2%	314.5	24.9%	251.7
Total Regulated	**$1,765.6**	5.8%	$1,668.3	14.9%	$1,451.5
Unregulated companies					
TECO Power Services	**$ 287.1**	44.3%	$ 199.0	86.3%	$ 106.8
TECO Transport	**274.9**	1.9%	269.8	7.1%	251.9
TECO Coal	**303.4**	30.3%	232.8	-1.9%	237.3
Other unregulated businesses	**267.2**	74.2%	153.4	42.3%	107.8
Total Unregulated	**$1,132.6**	32.5%	$ 855.0	21.5%	$ 703.8
Net Income[2][3]					
Regulated companies					
Tampa Electric	**$ 154.0**	6.6%	$ 144.5	4.1%	$ 138.8
Peoples Gas System	**23.1**	6.0%	21.8	10.1%	19.8
Total Regulated	**$ 177.1**	6.5%	$ 166.3	4.9%	$ 158.6
Unregulated companies					
TECO Power Services	**$ 26.9**	18.0%	$ 22.8	145.2%	$ 9.3
TECO Transport	**27.5**	-5.8%	29.2	11.4%	26.2
TECO Coal	**59.0**	76.1%	33.5	157.7%	13.0
Other unregulated businesses	**35.1**	24.9%	28.1	18.6%	23.7
Total Unregulated	**$ 148.5**	30.7%	$ 113.6	57.3%	$ 72.2
Financing/Other	**$ (21.9)**	24.4%	$ (29.0)	-181.6%	$ (10.3)
Net Income Total	**$ 303.7**	21.0%	$ 250.9	13.8%	$ 220.5
Earnings per Share - Basic[2]					
Regulated companies					
Tampa Electric	**$ 1.15**	—	$ 1.15	9.5%	$ 1.05
Peoples Gas System	**.17**	—	.17	13.3%	.15
Total Regulated	**1.32**	—	1.32	10.0%	1.20
Unregulated companies					
TECO Power Services	**.20**	11.1%	.18	157.1%	.07
TECO Transport	**.20**	-13.0%	.23	15.0%	.20
TECO Coal	**.44**	63.0%	.27	170.0%	.10
Other unregulated businesses	**.26**	18.2%	.22	22.2%	.18
Total Unregulated	**$ 1.10**	22.2%	$ .90	63.6%	$ .55
Financing/Other	**$ (.16)**	30.4%	$ (.23)	-228.6%	$ (.07)
EPS from continuing operation, before charges	**$ 2.26**	13.6%	$ 1.99	18.4%	$ 1.68
Non-operating items impacting net income	**—**	—	—	—	(.15)
EPS from continuing operations	**$ 2.26**	13.6%	$ 1.99	30.1%	$ 1.53

(1) Includes $11.9 million of deferred revenues. This amount is before the $7.9-million deferred revenue benefit recognized under the regulatory agreement related to the charges for tax settlements, described in the **Non-Operating Items Impacting Net Income** section.

(2) From continuing operations, excluding the charges described in the **Non-Operating Items Impacting Net Income** section.

(3) Beginning in 2001, segment net income was reported on a basis that included internally allocated financing costs. Prior period net income has been restated to reflect estimated internally allocated financing costs that would have been attributable to such prior periods. Internally allocated finance costs for 2001, 2000 and 1999 were at pretax rates of 7%, 6.75% and 6.75%, respectively, based on the average investment in each subsidiary.

TAMPA ELECTRIC - ELECTRIC OPERATIONS

Tampa Electric Results

Tampa Electric's net income increased almost 7 percent in 2001, reflecting good customer growth, slightly higher residential and commercial per-customer energy usage, and a favorable customer mix partially offset by higher operations, maintenance and depreciation expenses. In addition, allowance for funds used during construction (AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a reasonable return on the equity funds used for construction), primarily from the Gannon to Bayside Units 1 and 2 repowering project increased to $9.2 million compared with $2.3 million in 2000.

Tampa Electric's net income increased 4 percent in 2000, reflecting good customer growth, higher per-customer energy usage, a favorable customer mix and more normal weather, partially offset by higher operations and maintenance expense. In July 2000, Tampa Electric placed its new, 180-megawatt combustion turbine Polk Unit 2 in service.

SUMMARY OF OPERATING RESULTS

(millions)	*2001*	*Change*	*2000*	*Change*	*1999*
Revenues	**$1,412.7**	4.3%	$1,353.8	12.8%	$1,199.8[1]
Operating expenses	**1,124.6**	6.1%	1,060.3	13.3%	935.9
Operating income	**$ 288.1**	-1.9%	$ 293.5	11.2%	$ 263.9
Net Income	**$ 154.0**	6.6%	$ 144.5	4.1%	$ 138.8

(1) Includes $11.9 million of deferred revenues. This amount is before the $7.9-million deferred revenue benefit recognized under the regulatory agreements in place at that time related to the charge for tax settlements, described in the **Non-Operating Items Impacting Net Income** section.

Tampa Electric Operating Revenues

The economy in Tampa Electric's service area continued to grow in 2001, with increased employment from the local economy aided by corporate relocations and expansions. The Tampa metropolitan area's employment grew 2 percent in 2001, ranking it first in job growth among metropolitan areas in a study by the U.S. Department of Labor.

The economy slowed somewhat in the second half of the year as the U.S. economic slowdown impacted the area. The unemployment rate rose to 4.0 percent in December 2001, from a low of 2.4 percent in December 2000, compared to 5.7 percent for the State of Florida and 5.8 percent for the nation. This trend was accelerated by a marked slowdown in tourism-related businesses following September 11th. The impact on Tampa Electric's sales was minimal, because the areas served are not as sensitive to changes in the tourist industry as some other areas of the state.

Retail megawatt sales rose 2 percent in 2001 primarily from increased residential and commercial sales from higher numbers of customers and slightly higher per-customer usage. Combined residential and commercial customer growth was 2.8 percent with combined energy usage growing 2.9 percent.

Sales to the low-margin industrial customers in the phosphate industry declined 10.9 percent due to temporary facility closures during the year and the permanent closure of one facility. The phosphate industry experienced its second year of a worldwide slowdown due to over capacity and reduced usage. Late in the year there was an increase in demand from these customers as demand for phosphate fertilizers increased overseas and some previously idled facilities were returned to service. According to phosphate industry sources, the market is expected to improve modestly in 2002 with stable domestic prices and increased fertilizer demand primarily in China. Revenues from phosphate sales represented slightly less than 3 percent of base revenues in 2001 and 2000. Non-phosphate industrial sales increased in 2001 and 2000, primarily reflecting continued economic growth in the area.

Sales to other utilities for resale declined in 2001 primarily as a result of lower coal-fired generating unit availability due to higher planned maintenance outages.

Tampa Electric's 2000 operating revenues increased 13 percent from 3 percent customer growth, more normal winter weather and increased per-customer energy usage. The customer mix continued to shift toward higher margin residential and commercial customers in 2000. In 2000, combined residential and commercial megawatt sales increased 5 percent from the addition of more than 16,000 new customers and a return to more normal weather.

Based on expected growth reflecting continued population increases and business expansion, Tampa Electric expects retail energy sales growth of approximately 2.6 percent annually over the next five years, with combined energy sales growth in the residential and commercial sectors of more than 3 percent annually. Retail demand growth is expected to average 100 megawatts of capacity per year for the next five years.

These growth projections assume continued local area economic growth even in the current national economic climate, normal weather and certain other factors. (See the **Investment Considerations** section.)

MEGAWATT-HOUR SALES					
(thousands)	*2001*	*Change*	*2000*	*Change*	*1999*
Residential	**7,594**	3.1%	7,369	5.8%	6,967
Commercial	**5,685**	2.6%	5,541	3.8%	5,336
Industrial	**2,329**	-2.6%	2,390	7.5%	2,224
Other	**1,368**	2.2%	1,338	4.7%	1,278
Total retail	**16,976**	2.0%	16,638	5.3%	15,805
Sales for resale	**1,499**	-41.5%	2,564	18.7%	2,160
Total energy sold	**18,475**	-3.8%	19,202	6.9%	17,965
Retail customers (average)	**575.8**	2.8%	560.1	3.0%	543.7

Tampa Electric Operating Expense

Operating expenses increased 6 percent in 2001, reflecting higher fuel costs from higher coal prices, increased purchased power costs due to lower unit availability, higher maintenance expenses associated with increased planned outages on coal-fired generating units, and higher depreciation from normal plant additions to serve increased numbers of customers.

Operating expenses increased 13 percent in 2000 reflecting increased costs associated with the Big Bend Units 1 and 2 flue gas desulfurization system placed in service in December 1999, the expiration of the U.S. Department of Energy (DOE) credits for Polk Unit 1 at the end of 1999, increased generating system maintenance to improve summer availability and costs associated with organizational streamlining. Costs associated with the flue gas desulfurization system are recovered through the Environmental Cost Recovery Clause (ECRC). (See the **Utility Regulation** section.)

Non-fuel operations and maintenance expenses in 2002 are expected to increase at a rate slightly above inflation primarily due to increased costs associated with health care benefits.

OPERATING EXPENSES					
(millions)	*2001*	*Change*	*2000*	*Change*	*1999*
Other operating expenses	**$ 190.7**	1.3%	$ 188.3	15.1%	$ 163.6
Maintenance	**99.5**	3.5%	96.1	10.3%	87.1
Depreciation	**173.4**	7.3%	161.6	9.5%	147.6
Taxes, other than income	**104.8**	6.2%	98.7	-0.1%	98.8
Non-fuel operating expenses	**568.4**	4.4%	544.7	9.6%	497.1
Fuel	**346.5**	7.1%	323.5	6.4%	304.0
Purchased power	**209.7**	9.2%	192.1	42.5%	134.8
Total fuel expense	**556.2**	7.9%	515.6	17.5%	438.8
Total operating expenses	**$1,124.6**	6.1%	$1,060.3	13.3%	$ 935.9

Depreciation expense increased in both 2001 and 2000 reflecting normal plant additions to serve the growing customer base and maintain generating system reliability. In addition, Polk Unit 2, a 180-megawatt combustion turbine placed in service in mid-2000, accelerated depreciation associated with coal-related assets at the Gannon Station, and a flue gas desulfurization system added in 1999 to serve Big Bend Units 1 and 2 have all increased depreciation.

Depreciation expense is projected to increase in 2002, as well as in the future from normal plant additions, an additional combustion turbine at the Polk Power Station in 2002 and the first phase of the Gannon repowering project entering service in 2003. (See the **Environmental Compliance** section.)

Fuel costs increased 7 percent in 2001 reflecting primarily increased coal costs during the year. Coal prices increased early in the year, as did oil and natural gas. Coal prices have since dropped from the peak prices experienced in the first quarter but remain above 2000 levels. Average coal costs, on a cents-per-million Btu basis, increased 7 percent in 2001 after a slight decrease in 2000.

Fuel costs increased 6 percent in 2000 reflecting increased generation and increased use of more expensive oil and natural gas at Polk Unit 2, Hookers Point and combustion turbines at the Big Bend Power Station.

Purchased power expense increased in 2001 due to lower unit availability, primarily the result of planned maintenance outages on base load generating units and unplanned outages during peak load periods. Purchased power expense increased in 2000 due to lower unit availability, primarily the result of a generator failure at Gannon Unit 6.

Nearly all of Tampa Electric's generation in the last three years has been from coal, and the fuel mix is expected to continue to be substantially comprised of coal until 2003 when the first of two repowered units at Bayside is scheduled to begin operating on natural gas. See the **Environmental Compliance** section. On a total energy supply basis, company generation accounted for 84 percent, 92 percent and 83 percent of the total system energy requirements in 2001, 2000 and 1999, respectively.

PEOPLES GAS SYSTEM

Peoples Gas System is the largest investor-owned gas distribution utility in Florida, with about 70 percent of the investor-owned local distribution company market. It serves more than 270,000 customers in all of the major metropolitan areas of Florida.

PGS net income rose 6 percent in 2001 from 4 percent customer growth and increased gas transported for off-system sales. The high cost of gas earlier in 2001 had a negative impact on sales to larger interruptible and power generation customers, many of whom have the ability to switch to alternative fuels or to alter consumption patterns. In the second half of the year, the price differential between natural gas and alternative fuels once again favored natural gas, causing customers to return to natural gas as alternative fuel inventories are exhausted and contractual commitments expire.

PGS achieved net income growth of 10 percent in 2000 from customer growth, increased gas transported for off-system sales to electric power generators and interruptible customers and colder weather late in the year.

Historically the natural gas market in Florida has been underserved with the lowest market penetration in the southeastern U.S. PGS is expanding its gas distribution system into areas of Florida not previously served and within areas currently served.

SUMMARY OF OPERATING RESULTS

(millions)	2001	Change	2000	Change	1999
Revenues	**$352.9**	12.2%	$314.5	24.9%	$251.7
Cost of gas sold	**186.4**	18.7%	157.0	45.8%	107.7
Operating expenses	**115.4**	4.4%	110.5	9.6%	100.8
Operating income	**$ 51.1**	8.7%	$ 47.0	8.8%	$ 43.2
Net Income	**$ 23.1**	6.0%	$ 21.8	10.1%	$ 19.8
Therms sold (millions) - by customer segment					
Residential	**58.8**	2.1%	57.6	10.6%	52.1
Commercial	**308.9**	5.8%	292.1	6.8%	273.5
Industrial	**346.5**	-7.4%	374.1	12.7%	331.9
Power generation	**403.5**	-3.6%	418.6	3.3%	405.2
Total	**1,117.7**	-2.2%	1,142.4	7.5%	1,062.7
Therms sold (millions) - by sales type					
System supply	**292.2**	-8.9%	320.6	6.9%	300.0
Transportation	**825.5**	0.4%	821.8	7.7%	762.7
Total	**1,117.7**	-2.2%	1,142.4	7.5%	1,062.7
Customers (thousands) - average	**266.6**	4.1%	256.2	3.9%	246.7

Residential and commercial therm sales increased again in 2001 from more than 4 percent residential customer growth and increased per-customer usage. Commercial therm sales increased primarily from increased per-customer use.

Residential therm sales increased in 2000, the result of 4 percent residential customer growth and cold weather late in the year. Commercial therm sales increased in 2000 reflecting good customer growth and a strong economy.

The actual cost of gas and upstream transportation purchased and resold to end-use customers is recovered through a Purchased Gas Adjustment (PGA) clause approved by the Florida Public Service Commission. The company files for mid-period adjustments to the PGA in times of gas price volatility, as was experienced in 2000 and early 2001.

In November 2000, PGS instituted its "NaturalChoice" program, which unbundles gas services for all non-residential customers, affording these customers the opportunity to purchase the commodity gas from any provider. The net result of this unbundling is a shift from commodity sales to transportation sales. Because commodity sales are included in operating revenues at the cost of the gas on a pass-through basis, there is no net financial impact to the company of transportation-only sales. At year-end 2001, 8,000 customers had elected to take service under this program. Because PGS earns margins on the distribution of gas, but not on the commodity itself, this program is not expected to negatively impact PGS' results.

Operation and maintenance expenses were essentially unchanged from 2000 levels, while depreciation expense increased 8 percent, in line with the increased capital expenditures that have been made over the past several years to expand the system. Operating expenses increased in 2000, in line with customer growth and system expansion.

PGS expects to invest an average of $60 million for each of the next five years to grow the business and maintain system reliability. PGS expects increases in sales volumes and corresponding revenues in 2002, and continued customer additions and related revenues from the expansion efforts throughout the state.

These growth projections assume continued local area economic growth, normal weather and other factors. (See the **Investment Considerations** section.)

TECO POWER SERVICES

Net income increased 18 percent in 2001 to $26.9 million from higher earnings from the Hamakua and Commonwealth Chesapeake stations, the Guatemalan generating stations and higher returns on TPS's investment in the Panda Texas Independent Energy (TIE) projects. The improved operating performance was partially offset by weak results at the Frontera Station, which was acquired in 2001, due to low power prices in the Texas market, increased financing costs, higher development costs and a $6.1-million after-tax valuation reserve recognized in the sale of TPS' minority interest in Energía Global International, Ltd. (EGI), which owns small generating projects in Central America.

In 2000, TPS net income of $22.8 million was more than double the 1999 level driven by new investments, projects placed in commercial operation in 2000, improved results at Empresa Eléctrica de Guatemala, S.A. (EEGSA), the Guatemalan distribution utility in which TPS acquired a 24 percent interest in 1998, and increased earnings from the expansion of the Hardee Power Station.

In 2000, TPS recorded $5.4 million of other income related to an insurance claim settlement at the San José Power Station for mechanical damage and loss of business from a turbine oil system failure, and other turbine problems. The 120-megawatt San José Power Station began commercial operation in January 2000. TPS increased its ownership interest in this project to 67 percent in December 1999 and acquired the remaining ownership interest in February 2000. TPS has a 15-year power supply agreement with EEGSA.

The 75-megawatt expansion of the Hardee Station in Florida, began commercial operation in May 2000, and is supplying power to Tampa Electric under a long-term contract. The first phase of the Hamakua project in Hawaii began commercial operation in August 2000 and the final phase began commercial operation in December 2000. The 135-megawatt first phase of the 312-megawatt Commonwealth Chesapeake electric generating facility in Virginia began commercial operation in September 2000. The final phase of this project began commercial service in August 2001.

The Enron bankruptcy creates uncertainty for four TPS generation projects because an Enron subsidiary, NEPCO, is the engineering, procurement and construction (EPC) contractor for the four projects. NEPCO has not filed for bankruptcy, and has continued construction and engineering work on these power plants and currently the construction of all four plants is on schedule. (See **Enron Exposure** section.)

TPS PROJECT SUMMARY

Project	*Location*	*Size MW*	*TPS Economic Interest (%)*	*TPS Net Size MW*	*In Service/ Participation Date*
Operating:					
Hardee Power Station	Florida	370	100%	370	1/93, 5/00
Alborada Power Station	Guatemala	78	96%	75	9/95
Empresa Eléctrica de Guatemala S.A.(EEGSA) (a distribution utility)	Guatemala		24%		9/98
San José Power Station	Guatemala	120	100%	120	1/00
Hamakua Energy Project	Hawaii	60	50%	30	8/00, 12/00
Frontera Power Station	Texas	477	100%	477	5/00, 3/01
Commonwealth Chesapeake Power Station	Virginia	312	95%	296	9/00, 8/01
Odessa/Guadalupe	Texas	2,000	(1)	750	12/00 10/01
Sub-total operating		3,417		2,118 MW	
Under Construction:					
Dell	Arkansas	599	100%	599	1/03
McAdams	Mississippi	599	100%	599	1/03
Union	Arkansas	2,200	(2)	1,650	4Q02-3/03
Gila River	Arizona	2,145	(2)	1,609	2/03-8/03
Sub-total construction		5,543		4,457	
Total		8,960		6,575	

(1) Currently in the form of a loan, represents the potential economic interest estimated at 75 percent of Panda's 50-percent interest in these projects.
(2) Based on the effect of the preferred return, estimated at 75 percent over the life of the project.

Construction and Development Activities

In 2000, TPS refocused its development efforts on domestic energy projects. During the second half of 2000 and early 2001, TPS announced seven major projects representing a net ownership interest increase of almost 5,700 megawatts of new capacity operating or under construction. (See the **Investment Considerations** section.)

TPS has projects operating or under construction with a net ownership interest in almost 6,600 megawatts. Upon completion, the domestic projects will provide TPS with the opportunity to sell wholesale power in 18 states, ranging from Hawaii to Florida to Virginia. The new projects are in historically high-growth areas, with good access to fuel supply and electric transmission systems.

In September 2000, TPS announced a $93-million investment in the form of a loan related to Panda Energy International's (Panda) Texas Independent Energy Projects (TIE). This investment, under certain circumstances, gives TPS an opportunity in the future for an effective economic interest estimated at 75 percent, of Panda's 50-percent interest in these projects (approximately 1,000 MW). The interest earned on the loan to TIE contributed to fourth quarter earnings in 2000 and full-year earnings in 2001. Under certain circumstances, among which are additional capital investments by TPS, this loan could give TPS an ownership interest in these projects in late 2002.

In October 2000, TPS announced the acquisition of two 599-megawatt, natural gas-fired, combined-cycle projects, Dell and McAdams located in Arkansas and Mississippi, respectively. Construction commenced on these projects in 2001 and is continuing. These projects are now expected to begin commercial operation in the first quarter of 2003. The Dell project was originally scheduled to be placed in service in the fourth quarter of 2002, but a delay in the completion of a natural gas compressor station by the pipeline owner has moved the completion date to early in 2003. The McAdams project was rescheduled to match the in-service date of the Dell project. These projects are being constructed by NEPCO and were in the process of being financed with non-recourse project financing at the time of the Enron bankruptcy. The financing was delayed pending resolution of the Union and Gila River project funding. (See **Enron Exposure** section.) Financing activities for these projects have resumed. TECO Energy has continued to fund the construction since commencement.

In November 2000, TPS announced a 50/50 joint venture with Panda to build, own and operate the 2,200-megawatt Union plant (formerly known as El Dorado) in Arkansas and the 2,145-megawatt Gila River Power Station in Arizona. TPS earns a preferred return on the investment in these projects, which gives it an effective economic interest estimated at 75 percent over the life of the project. Construction commenced on these projects in 2001, and remains on schedule. Each of these projects will begin commercial operation in four phases, beginning with the first 550-megawatt phase of Union expected in late 2002 and ending with the 540-megawatt final phase of Gila River expected in the summer of 2003. The TPS investment in these projects was $624 million at Dec. 31, 2001, and at commercial operation it is expected to be $1.1 billion. During the suspension of bank construction funding caused by the Enron Bankruptcy, TECO Energy continued to fund the construction, which has continued uninterrupted. NEPCO has not filed for bankruptcy and has continued to perform under the contracts. (See **Enron Exposure** Section.) The bank construction funding of these two plants resumed in mid-January 2002.

In February 2002, the TPS and Panda affiliates that comprise the joint venture that owns the Union and Gila River projects entered into an arrangement providing for TPS to purchase and for Panda to sell Panda's interest in the joint venture in 2007 for $60 million. Panda has the right to cancel the purchase arrangement by paying TPS $20 million, or a lesser amount under certain circumstances. The purchase arrangement can result in TPS's purchase of the interest prior to 2007 under certain circumstances, including Panda's default under a bank loan made to Panda using the purchase arrangement as collateral.

In March 2001, TPS acquired American Electric Power's (AEP) Frontera Power Station located near McAllen, Texas. This 477-megawatt, natural gas-fired, combined-cycle plant, originally developed by CSW Energy (CSW), began combined-cycle operation in May 2000 and has a 150-megawatt transmission connection to the Federal Electricity Commission of Mexico (CFE).

In February 1999, TPS formed an alliance with Energía Global International, Ltd. (EGI), a company with energy interests in Latin America. TPS initially committed $25 million in the form of a loan, which became an equity interest at the end of 2000. The interest income from the EGI loan contributed to TPS' net income in 1999 and 2000. TPS made an additional loan of $20 million in 2000. In the first quarter 2001, TPS recognized a $6.1 million after-tax charge as part of the sale of its interest in EGI. The sale was completed, and TPS no longer has any ownership interest in EGI.

Energy Markets

The power plants that TPS is operating and constructing are located in markets that have a history of high load growth. In 2001, the general U. S. economic slowdown and the perception that excess generating capacity is being built in many of these markets caused future wholesale power prices to drop significantly. Current forward curve prices for the 2003 period would make the 2003 returns from many of the projects under construction by TPS and others unattractive. The current forward curve prices represent prices for spot-market power that a seller would expect to receive if future capacity was sold today and do not represent the prices that TPS believes would be paid under negotiated contracts where capacity payments and ancillary services are included and there is a premium for physical assets. In addition, spot markets setting prices for power a year in advance of the time of sale are not liquid markets and do not necessarily provide accurate indications of future power prices.

TPS' strategy for selling the output of these plants is to enter into three to five year contracts with load serving entities, or ultimate customers where it is allowed, for up to 50 percent of the output of the plants. TPS expects to contract another 25 percent of the output in the shorter term (less than one year market) with the remaining 25 percent sold in the spot market. TPS has retained experienced power marketers, such as Mirant for Commonwealth Chesapeake and Aquila for the Dell and McAdams stations, to market the 25 percent of the output planned for the spot market.

To optimize the value of the generating assets TPS in 2001, activated its *TECO EnergySource* (TES) subsidiary to enter into power marketing and fuel procurement transactions. TES is actively seeking contracts with purchasers for the output from the four projects under construction and the Frontera Station. TES expects to enter into contracts to procure the fuel for the generating plants and sell the fuel to them, and it expects to enter into contracts to purchase the output from the generating plants for resale to wholesale power purchasers. TES will present a single face to the energy markets for TPS.

TES expects to provide these services by entering into contracts to purchase or supply electricity and natural gas, primarily at specified delivery points and specified future dates (i.e., fixed-price forward sales and purchase contracts). In some cases TES will utilize financial instruments such as futures and options contracts traded on the NYMEX and swaps and other types of financial instruments traded in the over-the-counter markets to manage its exposure to electricity and natural gas price fluctuations.

The use of these types of contracts is expected to allow TES to manage and hedge its contractual commitments and to reduce its exposure relative to the volatility of cash market prices. TES activities utilizing futures, options, swaps or other financial instruments was minimal in 2001 due to the start up nature of the business.

TES will normally balance its fixed-price physical and financial fuel purchase and energy sales contracts in terms of contract volumes and the timing of performance and delivery obligations. Net open positions may exist due to the origination of new transactions. When net open positions exist, TES will be exposed to fluctuating market prices.

In addition to price risk, credit risk is inherent in TES' risk management activities. The trading and marketing business may be exposed to counterparty credit risk from a counterparty not fulfilling its obligations. Credit policies with regard to counterparties attempt to limit overall credit risk. The company's credit procedures include a thorough review of potential counterparties' financial position, collateral requirements under certain circumstances, monitoring net exposure to each counterparty and the use of standardized agreements.

The credit and overall risk management policies are monitored and administered by a function within TECO Energy independent of the trading and marketing activities.

Significant factors that could influence results at TPS include successful financing, construction of its new projects, weather, domestic economic conditions and commodity price changes. (See the **Investment Considerations** section.)

TECO TRANSPORT

Net income declined 6 percent in 2001. Increased phosphate and other product shipments, higher revenue from outside services at TECO Barge Line, and lower fuel prices were more than offset by lower U.S. government grain program shipments, higher costs primarily related to depreciation, and lower shipments of steel-related products handled by TECO Bulk Terminal (formerly known as Electro-Coal Transfer L.L.C.). Results for 2000 included an after-tax gain of approximately $1.5 million associated with the disposition of an ocean-going asset.

Net income at TECO Transport increased 11 percent in 2000 reflecting a strong export grain market, higher levels of coal moved for Tampa Electric, increased movements of steel-related products northbound on the river systems and a gain on the disposition of an ocean-going asset. Partially offsetting these improvements were higher fuel prices, continued weakness in the export coal market and lower phosphate shipments, as producers curtailed production to bring supply and demand in balance.

In 2001, TECO Transport's ocean-going subsidiary, TECO Ocean Shipping (TOS) acquired a 40,000-ton geared vessel at auction at a price well below the replacement value. The ship was reflagged with the U.S. flag and is now in U.S. coastwise trade serving customers along the Gulf, East and West coasts. The ship, which entered service in the summer of 2001, contributed to 2001 results and is expected to add to earnings in 2002. The ship's speed, reduced weather sensitivity and cargo handling flexibility from the on-board cranes are expected to enhance TOS' operation.

TECO Transport expects a return to more normal patterns of U.S. government grain shipments and a modest improvement in phosphate product shipment volumes in 2002. In 2001, a delay of several months was experienced in the start of the U.S. government grain programs due to the change of the administration in Washington D.C. following the 2000 presidential election. Northbound river shipments of steel-related products are not expected to improve until the U.S. economy improves. In the meantime, TECO Transport expects to move increased volumes of fertilizers, imported coal and petroleum coke northbound on the river system.

The phosphate fertilizer industry continued to experience worldwide oversupply and low prices through the first half of 2001. By the second half of 2001, demand for phosphate products had improved and shipments of raw phosphate rock between Tampa and Louisiana resumed. The outlook is for stable phosphate prices and demand in 2002.

TECO Transport expects to continue diversifying into new markets and cargoes. Future growth at TECO Transport is dependent on higher asset utilization, particularly at TECO Barge Line with north-and southbound cargoes, and asset additions at both the river and ocean-going businesses. Significant factors that could influence results include weather, bulk commodity prices, fuel prices and domestic and international economic conditions. (See the **Investment Considerations** section.)

TECO COAL

Net income increased 76 percent in 2001, driven primarily by better margins and higher synthetic fuel (synfuel) production, increased coal production from Perry County Coal, Inc.'s mining facilities acquired in late 2000, and higher metallurgical coal prices in the second half of the year. 2001 was the first full year of production for the synfuel production facilities which entered service late in the second quarter of 2000. Production of synthetic fuel at TECO Coal qualifies for Section 29 tax credits for non-conventional fuel production.

Production of synfuel increased to 3.2 million tons in 2001 from more than 1.9 million tons in 2000. The net benefit increased to approximately $56 million in 2001 from approximately $30 million in 2000. Synfuel production displaced some of the conventional coal production in 2001 and 2000.

In November 2001, TECO Coal received a private letter ruling from the Internal Revenue Service regarding the production of synthetic fuel from its facilities. The private letter ruling confirms that the facilities produce a qualified fuel eligible for Section 29 tax credits available for the production of such non-conventional fuels through 2007.

TECO Coal's net income more than doubled in 2000 to $33.5 million, driven primarily by the sale of fuel produced from the synthetic fuel facilities acquired in early 2000.

In 2001, coal sales, including synfuel, increased to 10.1 million tons from 7.9 million tons in 2000 and 7.2 million tons in 1999. In 2002, both coal and synfuel volumes are expected to increase modestly from improved efficiencies and new mines at several facilities. While TECO Coal may sell coal to Tampa Electric on a spot-market basis, it has no contract with Tampa Electric.

Metallurgical coal contracts, which normally renew in the first quarter of the year, resulted in improved prices in 2001 and prices are expected to remain strong in 2002. Steam coal pricing improved in the first quarter of 2001, due to better supply and demand balance. TECO Coal contracts much of its steam coal production for the coming year late in the preceding year and was not able to take full advantage of the higher 2001 prices. However, contract renewals for 2002 were achieved at prices above 2001 levels.

In November 2000, TECO Coal purchased Perry County Coal, Inc. Under this purchase, TECO Coal acquired 23 million tons of proven low-sulfur reserves, a preparation plant and two load-out facilities on the CSX railroad. There are an additional 80 million tons of high-quality reserves already under lease located on adjacent land.

In January 2000, TECO Coal purchased synfuel facilities from Headwaters Technologies, Inc. which were relocated to the company's Premier Elkhorn and Clintwood Elkhorn mines in Kentucky, and were producing by the second quarter of 2000. These facilities produce synfuel from coal, coal fines and waste coal using a technology licensed from Headwaters.

Significant factors that could influence results include weather, general economic conditions, commodity price changes, continued generation of section 29 tax credits which expire after 2007, and changes in laws or regulations. (See the **Investment Considerations** section.)

OTHER UNREGULATED COMPANIES

Net income for the other unregulated companies increased 25 percent, driven primarily by higher gas prices at TECO Coalbed Methane and a full year of operation of BCH Mechanical, which was acquired in September 2000.

TECO Coalbed Methane's 2001 net income increased as a result of higher gas prices which more than offset naturally declining production. Effective gas prices, net of all hedging, increased 33 percent to $3.66 per thousand cubic feet (Mcf). Production at 15 billion cubic feet (Bcf) declined 4 percent, about half the natural decline rate as a result of well restimulation efforts, in 2001. Proven reserves were estimated at 167 Bcf at Dec. 31, 2001, and 182 Bcf and 159 Bcf in 2000 and 1999, respectively.

Net income increased in 2000 as a result of higher gas prices which more than offset lower production. Effective gas prices, net of all hedging, increased to $2.75 per Mcf on production of 15.7 Bcf in 2000. Production in 1999 was 16.6 Bcf.

Production is expected to decline 8 percent in 2002, reflective of the normal declining production profile for these types of gas wells.

Production from TECO Coalbed Methane's reserves are eligible for Section 29 non-conventional fuels tax credits through 2002. The credit was $1.06 per million Btu in 2000, $1.04 in 1999 and is expected to be $1.06 for 2001. This rate escalates with inflation but could be limited by domestic oil prices. In 2001, domestic oil prices would have had to exceed $48 per barrel for this limitation to have been effective. TECO Coalbed Methane is part of an industry alliance seeking to extend the section 29 tax credits through 2007, coincident with the expiration of other tax credits under this section. In 2001, TECO Coalbed Methane's Section 29 tax credits were $16.1 million.

All gas produced is sold under contract at spot market prices. Although natural gas prices can be volatile, the Section 29 tax credits provide stability to TECO Coalbed Methane's operating results. (See the **Investment Considerations** section.)

TECO Solutions was formed to support TECO Energy's strategy of offering customers a comprehensive and competitive package of energy services and products with its Florida operations focus. Operating companies under TECO Solutions include TECO BGA, Inc. (formerly Bosek, Gibson and Associates), BCH Mechanical, Inc. and its affiliated companies (BCH), TECO Gas Services, TECO Properties, Prior Energy Corp., TECO Propane Ventures and TECO Partners.

TECO BGA, an energy services company headquartered in Tampa with nine offices throughout Florida and one in California provides design, engineering and construction services to more than 300 customers, including public schools, universities, health care organizations and commercial businesses throughout Florida and California.

TECO BGA continues growing its business infrastructure and project portfolio to better compete with the larger energy service companies in the diversified energy service field. Several significant project development efforts are under way. These efforts include providing energy efficiency turnkey services for public and private sector markets, power reliability solutions and district cooling/chilled water plants.

In October 2001, TECO BGA acquired a district cooling business from FPL Energy Services. The acquisition included a 12,000-ton design capacity, 3,500-ton installed capacity, cooling plant in Miami and a franchise agreement with the city. The plant serves the American Airlines Arena and a large international Internet/telecommunications center in Miami. The acquisition increases TECO BGA's presence in the Miami market and the plant has potential for increased capacity in the future for additional capital investment.

In April 2001, TECO BGA acquired the assets of the energy services division of AMSI Inc., a diversified contracting company located in Ft. Lauderdale, Florida. This acquisition expands TECO BGA's presence in the South Florida market, which accounts for more than 30 percent of the energy services market in Florida.

TECO Solutions combines TECO BGA's proven project development and design capabilities with BCH's construction, operations and maintenance capabilities. This combination allows both companies to improve their performance on comprehensive turnkey projects because of in-house skills for the entire project.

In November 2001, TECO Solutions acquired *Prior Energy Corporation.* Prior Energy is a leading natural gas management company in North America, serving customers throughout the Southeast. Prior Energy handles all facets of natural gas energy management services for large commercial, industrial, power generation, municipal and other governmental agency customers, including natural gas acquisition and supply management, transportation management, asset management and consulting services.

Prior Energy's activities typically consist of: contracting to purchase specific volumes of gas from producers, pipelines and other suppliers at various points of receipt; aggregating gas supplies and arranging for the transportation of these gas supplies; negotiating to sell specific volumes of gas over a specific period of time to other wholesale marketers and end users; trading gas volumes to optimize storage facilities and other asset management strategies; and providing related risk-management services to its customers.

TECO Gas Services, Inc. provides gas management and marketing services similar to Prior Energy for large municipal, industrial, commercial and power generation customers primarily in Florida.

This company's focus is on increasing its customer base while continuing to provide gas management services for three large cogeneration facilities. TECO Gas Services is expected to provide gas management services for an increasing customer base as Peoples Gas System makes its "NaturalChoice" option for unbundled service available to more non-residential customers.

TECO Propane Ventures (TPV) is the subsidiary in which the company's propane business investment is held. This business was formerly known as Peoples Gas Company, the unregulated propane gas business acquired in the 1997 Peoples Gas companies merger, which was the largest independent propane distributor in Florida.

In February 2000, TECO Energy entered into an agreement to form US Propane L.P. to combine its Peoples Gas Company propane operations with the propane operations of Atmos Energy Corporation, AGL Resources, Inc. and Piedmont Natural Gas Company, Inc.

In June 2000, US Propane announced that it would combine with Heritage Holdings, Inc., the general partner of Heritage Propane Partners, L.P. (NYSE:HPG), to create the fourth largest retail propane distributor in the United States.

Under the agreements, US Propane sold its propane business to Heritage Propane for approximately $180 million in cash and limited partnership units of Heritage Propane Partners.

US Propane purchased all of the ownership interest of Heritage Holdings, the general partner of Heritage Propane Partners, for $120 million. Upon closing of the transaction, US Propane owned all of the general partner and an approximate 34 percent limited partnership interest in Heritage Propane Partners, the master limited partnership. Interests in the general partner of US Propane are held proportionately among the four companies that created US Propane.

TPV recorded an $8.3-million after-tax gain from this series of transactions in 2000. TPV has a 38 percent interest in the general partner that manages Heritage Propane Partners.

After Heritage Propane Partners issued new equity to the public in 2001, US Propane continued to own all of the general partner and were diluted down to an approximate 29 percent limited partnership interest of Heritage Propane Partners.

NON-OPERATING ITEMS

Non-Operating Items Impacting Net Income

2001 Items

In 2001, TECO Energy's results included charges to adjust asset valuations totaling $7.2 million after tax. The adjustments included a $6.1-million after-tax adjustment related to the sale of TECO Power Services' (TPS) minority interests in Energía Global International, Ltd. which owns smaller power generation projects in Central America, and a $1.1-million after-tax charge related to the sale of leveraged leases at TECO Investments.

2000 Items

In 2000, TECO Energy's results included an $8.3-million after-tax gain from the US Propane and Heritage Propane transactions offset by after-tax charges of $5.2 million to adjust the value of leveraged leases and $3.8 million to adjust property values at TECO Properties.

1999 Items

Unusual and non-recurring charges in 1999 totaled $21.1 million pretax ($19.6 million after tax) and consisted of the following: Tampa Electric recorded a charge of $10.5 million ($6.4 million after tax) based on Florida Public Service Commission audits of its 1997 and 1998 earnings which, among other things, limited its regulatory equity ratio to 58.7 percent, a decrease of 91 basis points and 224 basis points from 1997's and 1998's ratios, respectively.

Tampa Electric also recorded an after-tax charge of $3.5 million, representing management's estimate of additional expenses to resolve litigation filed by the United States Environmental Protection Agency (EPA). (See the **Environmental Compliance** section.)

After-tax charges totaling $6.1 million were also recorded reflecting corporate income tax provisions and settlements related to prior years' tax returns. These charges were recorded at Tampa Electric (a $3.8-million net after-tax charge after recovery under the regulatory agreement then in effect) and at TECO Energy (a $2.3-million after-tax charge).

A charge of $6.0 million ($3.6 million after tax) was recorded to adjust the carrying value of certain investments in leveraged aircraft leases to reflect lower anticipated residual values.

Discontinued Operations

In November 1999, the assets of TeCom, the company's advanced energy management technology subsidiary, were sold. In connection with the exit of this business, an after-tax charge of $12.9 million was recorded in 1999, representing the write-off of all capitalized development costs, severance and other exit costs partially offset by sale proceeds.

Other Income (Expense)

Other income (expense) in 2001 included income recognized on equity investments in generation projects and EEGSA at TPS and income from the investment in TPV, offset by a $9.9 million pretax charge ($6.1 million after-tax) for TPS' sale of its minority interest in EGI. Other income (expense) in 2000 included a pretax gain of $13.6 million associated with the US Propane and Heritage Propane transactions, $5.4 million from an insurance settlement at TPS, and interest income from the TPS investments made in the form of loans. Also included in 2000 was a charge of $8.1 million to adjust the value of certain leveraged lease investments.

Other income (expense) in 1999 included charges of $3.5 million to provide for Tampa Electric's expected costs of settling an EPA lawsuit, $10.5 million for a regulatory decision limiting the utility's regulatory equity ratio to 58.7 percent for 1997 and 1998, and $6.0 million to adjust the carrying value of certain leveraged lease investments.

AFUDC was $6.7 million in 2001, $1.6 million in 2000 and $1.3 million in 1999. AFUDC is expected to increase to an estimated $20 million in 2002 and remain at that level in 2003, primarily reflecting Tampa Electric's growing investment in the Gannon to Bayside repowering.

Interest Charges

Interest charges at TECO Energy were $166.4 million in 2001 compared to $167.6 million in 2000 and $123.7 million in 1999. The slight decline in 2001 was primarily because of lower short-term debt rates. The increase in 2000 was primarily because of higher borrowing levels associated with the company's business development activities and higher short-term interest rates.

Income Taxes

Income tax expense decreased in 2001, reflecting higher taxable income offset by a substantial increase in tax credits associated with the production of non-conventional fuels. In 2000, income tax expense decreased from the prior year reflecting lower taxable income and the effect of increased tax credits over 1999. Income tax expense as a percentage of income from continuing operations before taxes was -3 percent in 2001, 7 percent in 2000 and 30 percent in 1999.

The cash payment for income taxes, as required by the Alternative Minimum Tax Rules, was $52.4 million, $83.9 million and $62.1 million in 2001, 2000 and 1999, respectively.

Total income tax expense was reduced by the Federal tax credit related to the production of non-conventional fuels, under Section 29 of the Internal Revenue Code. This tax credit totaled $102.3 million in 2001, $68.3 million in 2000 and $17.2 million in 1999. These tax credits are generated annually on qualified production at TECO Coalbed Methane through December 31, 2002 and at TECO Coal through December 31, 2007, subject to changes in law, regulation or administration that could impact the qualification of Section 29 tax credits.

The tax credit is determined annually and was $1.04 per million Btu in 1999, $1.06 per million Btu in 2000 and is expected to be $1.06 for 2001. This rate escalates with inflation but could be limited by domestic oil prices. In 2001, domestic oil prices would have had to exceed $48 per barrel for this limitation to have been effective.

In 2001 and 2000, the decreased income tax expense also reflected the impact of increased overseas operations with deferred U.S. tax structures. The decrease related to these deferrals was $7.2 million, $9.3 million and $1.4 million for 2001, 2000, and 1999, respectively.

The income tax effect of gains and losses from discontinued operations is shown as a component of results from discontinued operations.

Income tax expense for 1999 included $5.0 million for charges described above in 1999 items, reflecting corporate income tax provisions and settlement expenses related to prior years' tax returns. These adjustments, including interest of $9.0 million, were recorded at Tampa Electric, TECO Investments and at the TECO Energy corporate level.

ACCOUNTING STANDARDS

Accounting for Derivative Instruments and Hedging

Effective Jan. 1, 2001, the company adopted Financial Accounting Standard (FAS) 133, Accounting for Derivative Instruments and Hedging. The new standard requires the company to recognize derivatives as either assets or liabilities in the financial statements, to measure those instruments at fair value, and to reflect the changes in fair value of those instruments as either components of comprehensive income or in net income, depending on the types of those instruments. At adoption, the company had derivatives in place at TECO Coalbed Methane that qualified for cash flow hedge accounting treatment under FAS 133, and recorded an opening swap liability of $19.0 million and an after-tax reduction to other comprehensive income of $12.6 million.

At the time derivative contracts are entered into, the company determines whether the derivative is subject to the requirements of FAS 133 or meets criteria for exclusion such as for certain normal purchases and sales activity. All contracts requiring FAS 133 accounting are designated as a cash flow hedge, fair value hedge or as a trading instrument, and formal documentation of relationships between hedging instruments and the hedged items, hedging objective and strategy, and methods for assessing hedge effectiveness both at the hedge's inception and on an ongoing basis is completed.

From time to time, TECO Energy enters into futures, swaps and options contracts to hedge the future selling price for its physical production at TECO Coalbed Methane, to limit exposure to gas price fluctuations for future purchases at Peoples Gas System and at Prior Energy, to limit exposure to interest rate fluctuations at TECO Energy and other affiliates, to limit exposure to electricity and other commodity fluctuations at TECO Power Services, and to limit exposure to fuel price increases on future purchases at TECO Transport. As such, most of the company's derivative activity that cannot be excluded from the requirements of FAS 133 receives cash flow hedge accounting treatment.

Cash Flow Hedges: For the year ended Dec. 31, 2001, the company recognized a loss of $19.7 million for the cash flow hedges that were settled. Of this amount, $6.5 million was reported as a reduction to revenue related to hedges of future sales at TECO Coalbed Methane, and $13.2 million was reported as operating expenses related to hedges of future gas purchases at Peoples Gas and Prior Energy. As of Dec. 31, 2001, the company had open hedging transactions that qualify for cash flow hedge accounting treatment at Prior Energy, TECO Coalbed Methane, Peoples Gas and TECO Transport with a net pretax liability fair value of $29.5 million. Of this total, $28.2 million is expected to be reclassified to earnings within the next twelve months on instruments with maturity dates throughout 2002 when the related future transactions take place. Unrealized after tax losses on all open cash flow hedges of $8.1 million were recorded as a reduction to other comprehensive income, with an additional $17.4 million representing open cash flow hedges prior to the Nov. 1, 2001 acquisition of Prior Energy, were recorded as a deferred charge.

The company, through its TECO Power Services subsidiary, has an equity investment in a partnership with Panda Energy. The partnership utilizes interest rate swap agreements to effectively convert a portion of its floating rate debt to a fixed rate basis, thereby reducing the impact of interest rate changes on construction costs and future income. On the interest rate swap agreements, the partnership pays a fixed rate and receives a variable rate based on London Interbank Offered Rates (LIBOR), with terms ranging from 2 to 5 years. At Dec. 31, 2001 the company recorded $11.2 million for its equity portion of the unrealized losses on these cash flow hedge swaps reflecting the sharp decline in floating interest rates since the inception of the swap agreements as a reduction to other comprehensive income and a corresponding reduction to the investment account.

Fair Value Hedges: For the year ended Dec. 31, 2001, the company recognized losses of $0.1 million as operating expenses for changes in the fair value of derivatives classified as fair value hedges. As of Dec. 31, 2001, the company had open hedging transactions against gas storage inventory at Prior Energy that qualify for fair value hedge accounting treatment with a net derivative asset pretax value of $0.9 million, all of which is expected to be reclassified to earnings within the next twelve months.

Trading Derivatives: The company has entered into a limited number of financial derivatives at its TECO Power Services and Prior Energy affiliates which do not qualify for hedge accounting treatment under FAS 133. TECO Power Services has a capacity call option, which is marked-to-market. The fair value of these options is determined using an industry standard model from the Financial Engineering Association which is based on the Black-Scholes valuation model and evaluates current prices, volatility of prices and time to expiration of the options. For the year ended Dec. 31, 2001, the company recognized a pretax loss of $0.8 million for the decrease in fair value on these options. As of Dec. 31, 2001, the $1.5 million fair value of these options is included in current assets, all of which is expected to be realized within the next twelve months. As of Dec. 31, 2001, Prior Energy had several open swap and option positions where they acted as the counterparty to the transactions. These contracts are marked-to-market under FASB's Emerging Issues Task Force (EITF) release Issue 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. The fair value for these derivatives is determined using the Henry Hub Natural Gas futures prices as actively quoted on the New York Mercantile Exchange (NYMEX). For the year ended Dec. 31, 2001, the company recognized $0.7 million in pretax losses related to these derivatives. As of Dec. 31, 2001, $7.5 million of pretax fair value of open liability positions is offset by $7.4 million of open asset positions, all of which is expected to be realized within the next twelve months.

The following tables summarize the changes in and the fair value balances of trading derivative assets (liabilities) for the year ended Dec. 31, 2001.

CHANGES IN FAIR VALUE OF TRADING DERIVATIVES *(millions)*	
Net fair value of contracts outstanding at Dec. 31, 2001	$ —
Contracts realized or otherwise settled during the period	1.5
Fair value of new contracts when entered into during the period	2.4
Fair value of contracts acquired as a result of business combination	(1.0)
Changes in fair valued attributable to changes in valuation techniques and assumptions	—
Other changes in fair values due to prices	(1.5)
Net fair value of contracts outstanding at Dec. 31, 2001	$ 1.4

NET FAIR VALUE OF TRADING DERIVATIVE ASSETS (LIABILITIES)

	Fair Value of Contracts at Period-End			
(millions)	*Maturity in 2002*	*Maturity in 2003*	*Maturity after 2003*	*Total fair value*
Prices actively quoted	$ —	$ (0.1)	—	$ (0.1)
Prices provided by other external sources	—	—	—	—
Prices based on models and other valuation methods	1.5	—	—	1.5
Net fair value at Dec. 31, 2001	$ 1.5	$ (0.1)	—	$ 1.4

Business Combinations, Goodwill and Other Intangible Assets

On June 30, 2001, the Financial Accounting Standards Board finalized FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets. FAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. With the adoption of FAS 142 effective Jan. 1, 2002, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Under the new rules, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. These intangible assets will be required to be amortized over their useful lives. As of Dec. 31, 2001, TECO Energy had $166 million of goodwill, net of accumulated amortization of $10 million. Adoption of FAS 142 effective Jan. 1, 2002 will result in the elimination of approximately $5 million of annual amortization, subject to the identification of separately recognized intangibles which would continue to be amortized under the new rules. TECO Energy is beginning the initial impairment testing of all goodwill, and does not anticipate an initial impairment charge upon adoption of FAS 142.

Accounting for Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board finalized FAS 143, Accounting for Asset Retirement Obligations, which requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is adjusted to its present value and the related capitalized charge is depreciated over the useful life of the asset. FAS 143 is effective for fiscal years beginning after June 15, 2002. The company is currently reviewing the impact that FAS 143 will have on its results.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of a business, and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. FAS 144 is effective for fiscal years beginning after December 15, 2001. The company periodically assesses whether there has been a permanent impairment of its long-lived assets and certain intangibles held and used by the company in accordance with FAS 121, and beginning in 2002 with FAS 144. The company does not anticipate that the adoption of FAS 144 will have a significant impact on its financial statements.

ENRON EXPOSURE

On Dec. 2, 2001, Enron Corp., a large energy trading and services company, filed for protection under the U.S. Bankruptcy Code. TECO Energy believes that its exposure in operations from trade payables and other trading positions due to the Enron bankruptcy totals $3.5 million or less after tax at its subsidiaries, TPS, PGS and Prior Energy, its new gas marketing subsidiary.

An Enron subsidiary, NEPCO, is currently serving as the construction contractor for four merchant power stations in which TPS has interests. Although NEPCO's parent, Enron Engineering and Operational Services (EEOS) has filed for bankruptcy, NEPCO has not filed for bankruptcy, and has told TPS that it has no current plans to do so. Enron guaranteed certain of NEPCO's obligations under the construction contracts. EEOS has no connection with the TPS projects.

Two of the projects for which NEPCO is the contractor, the Union and Gila River power stations, which are sponsored by a joint venture of TPS and Panda Energy, have financing in place with a syndicate of banks. The other two projects, the Dell and McAdams power stations, are 100 percent owned by TPS and were in the process of being financed at the time of the Enron bankruptcy.

As part of Enron's centralized cash management procedure, NEPCO's cash was swept by Enron before being applied to pay project costs. As a result of these cash sweeps, net of NEPCO profit and contingency amounts, there appears to be a potential aggregate capital cost overrun for the four projects of approximately $80 million, of which, as described below, $63 million relates to the Union and Gila River projects. To date, NEPCO has continued construction and engineering work on these power plants and the construction of all four plants is on schedule. If NEPCO had to be replaced as contractor, it is likely that there would be delays in the project schedules and substantial additional project costs, including payment of added fees to a new contractor. A new contractor would also have to be reasonably satisfactory to the project lenders for the Union and Gila River projects.

TPS and Panda have reached a series of agreements with NEPCO for the projects. These agreements are designed to permit the construction of the four plants to continue on schedule and within the estimated total construction cost amounts including project contingencies. These revisions allow TPS to make direct payments to subcontractors and suppliers, and provide for no profit or markup to NEPCO.

Enron's bankruptcy permitted the project lenders to stop funding construction costs for the Union and Gila River projects until the condition was cured or waived. TPS received approval from the project lenders on a plan that allowed funding to resume. The plan involves TECO Energy replacing Enron as the guarantor of certain of NEPCO's obligations under the construction contracts for these two projects, including payment by the company of any project cost overruns (currently estimated at $63 million, against which TECO Energy could offset any of the unused construction contingency amount remaining after completion of construction). The plan also provided for TECO Energy to replace the letter of credit furnished by Enron that had been drawn upon and acceleration of $200 million of project cash commitments to mid-year 2002, with the result that TECO's total investment of $1.1 billion is expected by October 2002 rather than mid-2003 as originally planned. Although TECO Energy is not directly obligated by the project financing, it has commitments to the lenders to make additional cash contributions to the projects of $493 million in addition to the $624 million, including the $500 million equity bridge loan, it has already made.

Financing activities for the other two projects, the Dell and McAdams power stations, resumed shortly after the bank approval was received for the resumption of funding for the Union and Gila River power stations. Financing for these plants is expected to be completed in 2002.

ENVIRONMENTAL COMPLIANCE

Tampa Electric Company is a party to consent decrees with the EPA and the U.S. Department of Justice, effective Oct. 5, 2000, and the Florida Department of Environmental Protection (FDEP) effective December 7, 1999. Pursuant to these consent decrees, allegations of violations of New Source Review requirements of the Clear Air Act were resolved, provision was made for environmental controls and pollution reductions, and Tampa Electric is committed to a comprehensive program that will dramatically decrease emissions from the company's power plants.

The emission reduction plan included specific detail with respect to the availability of the scrubbers and earlier incremental NOx reduction efforts on Big Bend Units 1, 2 and 3 and the repowering of the company's coal-fired Gannon Station to fire natural gas. Engineering for the repowering project began in January 2000, and Tampa Electric anticipates that commercial operation for the first repowered unit is expected by May 1, 2003. The repowering of the second unit is scheduled for completion by May 1, 2004. When these units are repowered, the station will be renamed the Bayside Power Station and will have total station capacity of about 1,800 megawatts (nominal) of natural gas-fueled electric generation.

In November 2000, the FPSC approved recovery through the Environmental Cost Recovery Clause of costs incurred to improve the availability and removal efficiency for its Big Bend 1, 2 and 3 scrubbers, to reduce particulate matter emissions, and to reduce NOx emissions. The approved cost recovery for these various environmental projects through customers' bills started in January 2001.

Tampa Electric Company is a potentially responsible party for certain superfund sites and, through its Peoples Gas System division, for certain superfund and former manufactured gas plant sites. While the joint and several liability associated with these sites presents the potential for significant response costs, Tampa Electric Company estimates its ultimate financial liability at approximately $22 million over the next 10 years. The expected environmental remediation costs associated with these sites are not expected to have a significant impact on customer prices.

UTILITY REGULATION

Rate Stabilization Strategy

Tampa Electric's objectives of stabilizing prices from 1996 through 1999 and securing fair earnings opportunities during this period were accomplished through a series of agreements entered into in 1996 with Florida's Office of Public Counsel (OPC) and the Florida Industrial Power Users Group (FIPUG) which were approved by the Florida Public Service Commission (FPSC). Prior to these agreements, the FPSC approved a plan submitted by Tampa Electric to defer certain 1995 revenues.

In general, under these agreements Tampa Electric was allowed to defer revenues in 1995 and 1996 during the construction of Polk Unit 1 and recognize these revenues in 1997 and 1998 after commercial operation of the unit. Other components of the agreements were a base rate freeze through 1999 and refunds to customers totaling $50 million during the period October 1996 through December 1998 while Tampa Electric was allowed recovery of the capital costs incurred for the Polk Unit 1 project.

As part of its series of agreements with OPC and FIPUG, Tampa Electric agreed to refund 60 percent of 1999 revenues that contributed to an ROE in excess of 12 percent, as calculated and approved by the FPSC.

In October 2000, the FPSC staff recommended a 1999 refund of $6.1 million including interest, to be refunded to customers beginning January 2001. OPC objected to certain interest expenses recognized in 1999 that were associated with prior tax positions and used to calculate the amount to be refunded. Following a review by the FPSC staff, the FPSC agreed in December 2000 that the original $6.1 million was to be refunded to customers. In February 2001, OPC protested the FPSC's decision. The protest claimed that the stipulations did not allow for the inclusion of the interest expenses on income tax positions in the refund calculations. The FPSC held hearings on the issue in August 2001 and upheld its decision that the original refund amount plus interest was appropriate under the agreements. In January 2002, the OPC filed a motion with the FPSC asking for reconsideration of its decision, alleging the FPSC relied on erroneous information. Tampa Electric will begin making refunds to customers when the decision can no longer be appealed.

The regulatory arrangements described above covered periods that ended on Dec. 31, 1999. Tampa Electric's rates and its allowed ROE range of 10.75 percent to 12.75 percent with a midpoint of 11.75 percent will continue in effect until such time as changes are occasioned by an agreement approved by the FPSC or other FPSC actions as a result of rate or other proceedings initiated by Tampa Electric, FPSC staff or other interested parties. Tampa Electric expects to continue earning within its allowed ROE range.

Cost Recovery Clauses

In February 2001, Tampa Electric notified the FPSC that it anticipated that the fuel factors approved in December 2000 for 2001 were understated by approximately $86 million due to significantly higher natural gas and oil prices and, accordingly, purchased power costs. In March 2001, the FPSC approved Tampa Electric's request to increase rates to cover the $86 million beginning in April 2001 and ending in December 2002.

In September 2001, Tampa Electric filed with the FPSC for approval of fuel and purchased power, capacity, environmental and conservation cost recovery clause rates for the period January 2002 through December 2002. In November, the FPSC approved Tampa Electric's requested changes. Accordingly, Tampa Electric's residential customer rate per 1,000-kilowatt hours increased by $6.18 to $93.94. These rates include projected costs associated with environmental projects required under the U.S. EPA Consent Decree and the FDEP Consent Final Judgment with Tampa Electric. They also include higher coal prices expected for 2002 and additional purchased power costs for 2001 and 2002, which reflect higher natural gas and oil prices and increases in the volumes of purchased power.

In January 2001, PGS notified the FPSC that it anticipated that its purchased gas adjustment factors approved in December 2000 for 2001 were understated by approximately $63 million due to significantly higher natural gas prices. In February 2001, the FPSC approved PGS' request to increase rates to cover the $63 million under-recovery beginning in March 2001. In April, and again in June, PGS lowered the purchased gas adjustment factor as gas prices declined from their winter time highs.

Utility Competition: Electric

Tampa Electric's retail electric business is substantially free from direct competition with other electric utilities, municipalities and public agencies. At the present time, the principal form of competition at the retail level consists of self-generation available to larger users of electric energy. Such users may seek to expand their alternatives through various initiatives, including legislative and/or regulatory changes that would permit competition at the retail level. Tampa Electric intends to retain and expand its retail business by managing costs and providing high-quality service to retail customers.

There is presently active competition in the wholesale power markets in Florida, increasing largely as a result of the Energy Policy Act of 1992 and related federal initiatives. However, the Florida Power Plant Siting Act, which sets the state's electric energy/environmental policy and governs the building of new generation involving steam capacity of 75 megawatts or more, requires that applicants demonstrate that a plant is needed prior to receiving construction and operating permits.

In 2000, Florida Governor Jeb Bush established the 2020 Energy Study Commission to address the following issues by December 2001: current and future reliability of electric and natural gas supply; emerging energy supply and delivery options; electric industry competition; environmental impacts of energy supply; energy conservation and fiscal impacts of energy supply options on taxpayers and energy providers. TECO Energy has been supportive of the process.

The Study Commission submitted its final recommendation to Governor Bush in December 2001 which included, among other things, elimination of barriers to entry for merchant power generators, an open competitive wholesale electric market, transfer of regulated generating assets to unregulated affiliates or sale to others, Florida electric system reliability and consumer protection. A proposal is expected to be forwarded to the legislature by the Governor for possible action as early as the 2002 legislative session. It is unclear at this time if this proposed legislation would pass.

Regional Transmission Organization (RTO)

In December 1999, the Federal Energy Regulatory Commission (FERC) issued Order No. 2000, dealing with RTOs. This rule is driven by the FERC's continuing effort to effect open access to transmission facilities in large, regional markets. The rule provides guidelines to utilities for joining RTOs by December 2001. These guidelines specify minimum characteristics and functions.

In anticipation of the FERC activity, the FPSC held workshops in 1999 to discuss transmission issues within peninsular Florida. Potentially affected parties and the FPSC agreed that a national one-size-fits-all approach is not appropriate. With the encouragement of the FPSC, Tampa Electric worked with utilities in the state and others to develop a peninsular Florida solution.

The activities resulted in the peninsular Florida investor-owned utilities making joint RTO filings at FERC in October and December 2000. In the filing, Tampa Electric agreed with the other Florida investor-owned utilities to form an RTO to be known as GridFlorida LLC. GridFlorida would independently control the transmission assets of the filing utilities, as well as other utilities in the region that choose to join. The RTO would be an independent, investor-owned organization that would have control of the planning and operations of the bulk power transmission systems of the utilities within peninsular Florida. In addition, GridFlorida was proposed to be a transmission company (or transco) that would own transmission assets. Tampa Electric planned to contribute its transmission assets to GridFlorida in exchange for a passive interest. The three filing utilities represent almost 80 percent of the aggregate net energy load in the region for the year 2000.

In March 2001 FERC conditionally approved GridFlorida, which led to a May 2001 compliance filing by the three filing utilities at FERC addressing the changes FERC required in their approval before GridFlorida could move ahead. FERC has not yet acted on this latest filing.

In May 2001, the FPSC questioned the prudence of the three filing utilities joining GridFlorida as conditionally approved by FERC. Upon the request of the three utilities, the FPSC granted the opening of an accelerated docket regarding the prudence of GridFlorida. Hearings were held in October 2001, and the FPSC ruled that, while the companies were prudent in forming GridFlorida, the FPSC was not satisfied with the transmission-owning features of the GridFlorida filing nor with the proposal that any of the filing utilities transfer ownership of their assets to GridFlorida. Accordingly, the FPSC ordered the companies to develop a new RTO model for filing at the FPSC by the end of March 2002 that addresses its concerns. Tampa Electric plans to comply with the FPSC order while continuing to take an active role in monitoring and influencing the development of possible RTOs in the southeast region.

Utility Competition: Gas

Although Peoples Gas System is not in direct competition with any other regulated distributors of natural gas for customers within its service areas, there are other forms of competition. At the present time, the principal form of competition for residential and small commercial customers is from companies providing other sources of energy, including electricity.

In November 2000, PGS implemented its "NaturalChoice" program that offers unbundled transportation service to all non-residential customers. This means that non-residential customers can purchase commodity gas from a third party but continue to pay PGS for the transportation of the gas.

Competition is most prevalent in the large commercial and industrial markets. In recent years, these classes of customers have been targeted by companies seeking to sell gas directly, by transporting gas through other facilities, thereby bypassing PGS facilities. In response to this competition, various programs have been developed including the provision of transportation services at discounted rates.

In general, PGS faces competition from other energy source suppliers offering fuel oil, electricity and in some cases, propane. PGS has taken actions to retain and expand its commodity and transportation business, including managing costs and providing high-quality service to customers.

In March 2000, the franchise agreement between the city of Lakeland (City) and PGS expired. The City has initiated legal proceedings seeking a declaration of the City's rights to acquire the PGS facilities under the franchise. PGS has filed defenses and counterclaims and after a series of hearings the core issues of the case relating to the City's rights to purchase the system have still not been heard. Due to further motions and the potential for appeals, resolution through the courts is not expected for many months. While PGS believes it is best suited to serve these customers, it cannot at this time predict the ultimate outcome of these activities.

PGS is continuing to serve under substantially the same terms as contained in the franchise agreement in the absence of other rules and regulations being, adopted by the City. The Lakeland franchise contributed about $4.5 million of net revenue to PGS results in 2001.

CAPITAL INVESTMENTS

	Actual	*Forecast*			
$ (millions)	*2001*	*2002*	*2003*	*2004 - 2006*	*2002 – 2006 Total*
Florida Operations	**$ 533**	$ 603	$359	$761	$1,723
Independent Power	**554**	514	352	—	866
Transportation	**(4)**	20	24	55	99
Other	**23**	46	29	46	121
Total	**$1,106**	$1,183	$764	$862	$2,809

TECO Energy's 2001 capital investment of $1,106 million included $426 million for Tampa Electric (including AFUDC), $73 million for Peoples Gas System and $573 million for the unregulated companies. Tampa Electric's capital investments in 2001 were $225 million for equipment and facilities to meet its growing customer base and generating equipment maintenance, $183 million for the repowering and conversion of the coal-fired Gannon Station to the natural gas-fired Bayside Station (see the **Environmental Compliance** section) and $18 million for the construction of Polk Unit 3 which is a natural gas and No. 2 oil-fired combustion turbine. Capital expenditures for Peoples Gas System were approximately $54 million for system expansion and approximately $19 million for maintenance of the existing system. TECO Transport invested $39 million in 2001 for equipment additions and normal equipment replacement, offset by $43 million in proceeds from a sale/lease back transaction at TECO Ocean Shipping. (See **Financing Activity** section). TECO Coal spent $26 million, which includes $9 million for the expansion of production at Perry County and Clintwood, and the balance for normal equipment replacements. TECO Power Services' capital investments totaled $784 million related to the Commonwealth Chesapeake Power Station, the Union, Gila River, Dell and McAdams power stations and the purchase of the Frontera Power Station. The $554 million, shown for independent power in the table above, is net of $197 million of non-recourse financing and is net of the proceeds from the sale of EGI received in 2001.

TECO Energy estimates net capital investments for ongoing operations to be $1.2 billion for 2002, $800 million for 2003 and $900 million during the 2004-2006 period.

For 2002, Tampa Electric expects to spend $541 million, consisting of $330 million for the repowering project at the Gannon Station, $16 million in construction costs on Polk Unit 3 and $195 million to support system growth and generation reliability. At the end of 2001, Tampa Electric had outstanding commitments of about $453 million for the Gannon Station repowering project and Polk Unit 3. Tampa Electric's total capital expenditures over the 2003-2006 period are projected to be $878 million, including $131 million for the repowering project.

Capital expenditures for Peoples Gas System are expected to be about $62 million in 2002 and $242 million during the 2003-2006 period. Included in these amounts are approximately $42 million annually for projects associated with customer growth and system expansion. The remainder represents capital expenditures for ongoing maintenance and system safety.

TECO Power Services expects to invest $514 million in 2002, net of $500 million of non-recourse project financing expected for the Dell, McAdams, Frontera and Commonwealth Chesapeake power stations, and $320 million in 2003 for the completion of the Gila River, Union, Dell and McAdams power stations. Estimates for TPS include net contributions to projects of unconsolidated affiliates and other investments of $984 million. These amounts, consisting of equity investments in the Union and Gila River Power Stations, are estimated at $664 million in 2002 and $320 million in 2003. The 2002 amounts are net of $460 million of non-recourse project construction for the Union and Gila River power stations, (see **Financing Activity** section) and include $125 million of TPS equity investment upon completion of the first phase of the Union Power Station. Capital investment estimates reflect committed projects and do not take into account future opportunities that may emerge.

TPS had contractual commitments of $1.1 billion at the end of 2001, primarily for the construction of the Union, Gila River, Dell and McAdams power stations and are reflected in the capital investments table above.

The other unregulated companies expect to invest $66 million in 2002 and $154 million during the 2003-2006 period. Included in these amounts is normal renewal and replacement capital including coal mining equipment.

See the **Liquidity, Capital Resources** section for a description of TECO Energy's plans to finance these capital investments.

INVESTMENT ACTIVITY

At Dec. 31, 2001, TECO Energy had $120.2 million in cash, cash equivalents and short-term investments, compared to $99.6 million at year-end 2000.

Year-end cash balances were higher than normal in both years. At the end of 2001, cash balances included the proceeds from a sale-leaseback transaction at TECO Transport, which were applied to short-term debt balances in early 2002. At the end of 2000, cash balances included the proceeds from a TPS lease transaction, which were applied to short-term debt balances in early 2001. (See **Financing Activity** section.)

Other investments of $303 million included notes receivable from unconsolidated affiliates and investments in leveraged leases; $93 million of the notes receivable mature within one year. Other Investments decreased $103 million in 2001, reflecting repayments from the proceeds of the TPS/Panda Energy project financing of amounts advanced by TECO Energy to the projects. The balance is expected to decrease during the fourth quarter of 2002 as these notes mature.

Investments in unconsolidated affiliates of $172.9 million at Dec. 31, 2001 decreased from $195.9 million at Dec. 31, 2000. The balances at Dec. 31, 2001 include TPS's ownership interest in EEGSA, TECO Propane Ventures' 38-percent interest in US Propane and TECO Properties interests in real estate projects. Activity in 2001 was largely associated with TPS' sale of its minority interest in EGI.

The continuing investment in leveraged leases was $15.6 million at Dec. 31, 2001, down from $22 million last year, reflecting the sale of commuter aircraft leases in 2001.

FINANCING ACTIVITY

TECO Energy's 2001 year-end capital structure, excluding the effect of unearned compensation, was 59.6 percent debt, 3.6 percent trust preferred securities and 36.8 percent common equity. TECO Power Services typically finances its power projects with non-recourse project debt. Excluding this non-recourse debt of $238.4 million, the year-end capital structure was 57.8 percent debt, 3.8 percent trust preferred securities and 38.4 percent common equity.

Taking into account the January 2002 issuance of mandatorily convertible equity units, TECO Energy's 2001 year-end capital structure, on a pro forma basis, excluding the effect of unearned compensation, was 51.6 percent debt, 11.6 percent trust preferred and mandatorily convertible equity units and 36.8 percent common equity. Excluding this non-recourse project debt of $238.4 million, the year-end capital structure was 49.5 percent debt, 12.1 percent trust preferred and mandatorily convertible equity units and 38.4 percent common equity.

CREDIT RATINGS/SENIOR UNSECURED DEBT

	Fitch	*Moody's*	*Standard & Poor's*
Tampa Electric	A+	A1	A
TECO Finance / TECO Energy	A-	A3	A-

In 2000 and 2001, Moody's Investor Services, Inc., Standard & Poor's Ratings Service and Fitch Investor Services, Inc. lowered the ratings on the debt securities of TECO Energy and Tampa Electric. The outlook assigned by each agency is negative. The ratings actions were attributed to increased debt levels and the changing risk profile associated with the expansion of TECO Energy's independent power development activities, as well as the required capital outlays of Tampa Electric, the uncertainties related to industry restructuring and the additional risks and obligations undertaken by TECO Energy with respect to various TPS projects. These downgrades and any further downgrades, may affect the company's ability to borrow and increase its financing cost which may decrease earnings.

Execution of the company's business strategy will increase the proportion of unregulated power generation in TECO Energy's business mix. The company continues to evaluate the financial policies required for this more competitive business environment in order to maintain appropriate credit ratings for both Tampa Electric and TECO Energy. The objective for both TECO Energy and Tampa Electric is to maintain strong investment-grade credit ratings that provide the companies with continued access to the commercial paper markets.

Financing activity by company

TECO Energy:

In January 2002, TECO Energy sold 17.965 million units of mandatorily convertible equity units in the form of 9.5% equity units at $25 per unit resulting in $436 million of net proceeds. Each equity unit consisted of $25 in principal amount of a trust preferred security of TECO Capital Trust II, a Delaware business trust formed by TECO Energy, with a stated liquidation amount of $25 and a contract to purchase shares of common stock of TECO Energy in January 2005 at a price per share of between $26.29 and $30.10 based on the market price at that time. The equity units represent an indirect interest in a corresponding amount of TECO Energy subordinated debt. The net proceeds from the offering were used to repay short-term debt and for general corporate purposes.

In March 2001, the company completed a public offering of 8.625 million common shares, resulting in net proceeds to the company of approximately $232 million. In October 2001, Standard & Poor's (S&P) announced the inclusion of TECO Energy shares in the S&P 500 index effective as of the market close on Oct. 9, 2001. On Oct. 12, 2001, the company issued 3.5 million additional common shares as a result of the increased demand for its shares on its inclusion in the S&P 500 index. The net proceeds were $26.72 per share or approximately $93 million. The proceeds from the sale of these common shares were used to repay short-term debt and for general corporate purposes.

In May 2001, the company issued $400 million principal amount of 7.20% notes due May 1, 2011. These notes are redeemable at the option of the company, in whole or in part, from time to time, at a redemption price equal to the greater of 100% of the principal amount of the notes then outstanding to be redeemed or the sum of the present value of the remaining scheduled payments of principal and interest on the notes then outstanding to be redeemed, discounted at an adjusted treasury rate plus 25 basis points to the redemption date. Net proceeds of $396 million were used to repay short-term debt and for general corporate purposes. In September 2001, the company issued an additional $200 million principal amount of this note series. Net proceeds of $206 million were used to effect a debt for debt exchange of $150 million of bonds issued in 1998, and to repay short-term debt and for general corporate purposes.

In May 2001, the company sold $400 million principal amount of one-year, floating rate notes in a private placement. The notes were issued at an initial rate of 5.203%, and are callable at par on Nov. 15, 2001, and monthly thereafter. Rates on these securities are reset quarterly at a spread of 110 basis points over three-month LIBOR. Net proceeds of $399 million were used to repay short-term debt and for general corporate purposes.

In December 2000, TECO Energy issued $200 million of retail trust preferred securities (TRuPS). These securities were issued at a $25 per share par value and an 8.5% coupon with distribution payable quarterly. These securities have a January 31, 2041 maturity date but are callable at par after Dec. 20, 2005. These securities represent an indirect interest in a corresponding amount of TECO Energy subordinated debt.

In September 2000, TECO Energy issued $200 million of remarketed notes, due 2015. The notes, which bear an initial coupon rate of 7.0%, are subject to mandatory tender on Oct. 1, 2002, at which time they will be remarketed or redeemed. Net proceeds were $206.3 million, which included a premium paid to TECO Energy by the remarketing agent for the right to purchase and remarket the notes in 2002. If this right is exercised, for the following 10 years the notes will bear interest at 5.86% plus a premium based on TECO Energy's then-current credit spread above United States Treasury Notes with 10 years to maturity.

Tampa Electric:

In June 2001, Tampa Electric issued $250 million principal amount of 6.875% notes due on June 15, 2012. The notes are redeemable at the option of Tampa Electric, in whole or in part, from time to time, at a redemption price equal to the greater of 100% of the principal amount of the notes then outstanding to be redeemed or the sum of the present value of the remaining scheduled payments of principal and interest on the notes then outstanding to be redeemed, discounted at an adjusted treasury rate plus 25 basis points to the redemption date. Net proceeds of $249.8 million were used to repay short-term debt and for general corporate purposes.

In August 2000, Tampa Electric issued $150 million of remarketed notes, due 2015. The notes, which bear an initial coupon rate of 7.37% are subject to mandatory tender on Sept. 1, 2002, at which time they will be remarketed or redeemed. Net proceeds were $154.2 million, which included a premium paid to Tampa Electric by the remarketing agent for the right to purchase and remarket the notes in 2002. If this right is exercised, for the following 10 years the notes will bear interest at 5.75% plus a premium based on Tampa Electric's then-current credit spread above United States Treasury Notes with 10 years to maturity.

TECO Transport:

In April 2001, TECO Bulk Terminal, a wholly-owned subsidiary of TECO Transport, converted $110.6 million of tax-exempt debt related to its docks and wharves from commercial paper mode to a fixed rate mode with a coupon rate of 5.0%. These securities, which mature in 2007, are guaranteed by TECO Energy.

In December 2001, TECO Transport sold to a third party and leased back four vessels at its TECO Ocean Shipping subsidiary in a transaction structured as an operating lease with a term of 12 years, with an early termination option after year five. The $42.6 million of proceeds were used to repay short-term debt and for general corporate purposes.

TECO Power Services:

In June 2001, TECO Power Services and its joint venture partner, Panda Energy, closed on a $2.175-billion syndicated bank financing for the construction of the Gila River and Union power stations. The financing includes $1.675 billion in five-year non-recourse debt and $500 million in equity bridge loans guaranteed by TECO Energy. Pricing for the non-recourse segment is 162.5 basis points over LIBOR during the construction period (first two years) and will increase to 175 basis points for year one of operation and 200 basis points for years two and three. If the projects secure an investment-grade rating the pricing will be reduced by 12.5 basis points. The equity bridge financing is repayable in four equal installments coincident with Phase 2 and Phase 4 completion of each project. The joint venture is a 50 percent owned unconsolidated affiliate; accordingly the debt is not included in TECO Energy's financial statements.

The equity bridge financing includes two financial covenants, debt to capital and interest coverage requirements on a TECO Energy consolidated basis. The debt to capital as defined in the agreements must not exceed 65 percent at the end of each quarter and interest coverage as defined must equal or exceed 3.0 times for the twelve-month period ended each quarter. At Dec. 31, 2001, debt to capital was 62.2 percent and interest coverage was 4.2 times. In addition, this financing requires that TECO Energy maintain senior unsecured credit ratings not less than one rating of BBB and one rating of BBB-. Failure to meet these covenants would constitute a default event and the equity bridge financing would become due and payable.

In March 2001, TPS converted the third-party construction financing for the Hamakua Power Station into a synthetic equipment operating lease with a term of five years. The lessor is an unaffiliated entity. As part of the transaction an unconsolidated affiliate of TPS loaned the lessor $12.8 million.

In October 2000, TPS converted the construction debt relating to its San José project to $82 million of non-recourse financing, and issued $32 million of 10-year notes with a coupon rate of 9.63%. These notes are guaranteed by the Overseas Private Investment Corp. (OPIC).

In December 2000, TPS sold to a third party, and entered into a synthetic operating lease for certain non-integral equipment at its Hardee Power Station with a 12-year term. The lessor is an unaffiliated entity.

FINANCIAL EXPOSURES

TECO Energy is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on the financing plans discussed in the **Liquidity, Capital Resources** section, a hypothetical 10% increase in TECO Energy's weighted average interest rate on its variable rate debt and required refinancings in 2002 would have an estimated $3.2 million impact on TECO Energy's earnings over the next fiscal year.

A hypothetical 10% change in interest rates would not have a significant impact on the estimated fair value of TECO Energy's long-term debt at Dec. 31, 2001.

Based on policies and procedures approved by the company's Board of Directors, from time to time TECO Energy enters into futures, swaps and option contracts to moderate its exposure to interest rate changes, to hedge the selling price for its physical production at TECO Coalbed Methane, to limit exposure to gas price increases at the regulated natural gas utility and to limit exposure to fuel price increases at TECO Transport. The benefits of these arrangements are at risk only in the event of non-performance by the other party to the agreement, which the company does not anticipate.

TECO Power Services' energy marketing and trading subsidiary, TECO EnergySource, utilizes futures, swaps and option contracts in connection with the marketing of power in order to reduce the variability of electricity selling prices and to maximize the profitability of TPS' merchant power plant portfolio. Prior Energy Corporation, acquired by TECO Solutions in November 2001 (see **TECO Solutions**), and Peoples Gas services make use of physical and financial futures, swaps and options contracts in the normal course of its business.

TECO Energy does not use derivatives or other financial instruments for speculative purposes.

OFF BALANCE SHEET FINANCING

Unconsolidated affiliates in which TECO Power Services has a 50% ownership interest or less have non-recourse project debt balances as follows at Dec. 31, 2001. This debt is recourse only to the unconsolidated affiliate, and TECO Energy has no debt payment obligations with respect to these financings.

Affiliate	*Affiliate Debt Balance (millions)*	*TPS Ownership Interest*
Union & Gila River	$683	50%
EEGSA	$200	24%
Hamakua	$ 86	50%

The TECO/Panda debt balance is expected to reach $1.17 billion by the end of 2002 and $1.4 billion upon completion of construction of the Union and Gila River power stations.

In addition, TECO Energy has guaranteed a $500 million equity bridge loan of the unconsolidated TECO/Panda affiliate, a TPS turbine lease financing facility of $69 million, and other debt-related items totaling $25 million. These facilities are not included in liabilities on TECO Energy's consolidated balance sheet, but do represent payment obligations of the company.

At Dec. 31, 2001, TECO Energy had bank credit lines of $700 million, and Tampa Electric had bank credit lines of $300 million, all of which were undrawn and available. TECO Energy credit lines include a $250 million sublimit for letters of credit capacity. In January and February 2002, $141.7 million of letters of credit were issued against these lines, primarily related to the construction of the Union and Gila River power stations. These letters of credit of $69.5 million and $67.6 million for Union and Gila River, respectively, were replacements for the letters of credit posted by Enron and drawn by the TPS/Panda joint venture following Enron's bankruptcy filing. In addition, at Dec. 31, 2001 TECO Energy and its subsidiaries had $22 million of letters of credit outside of its bank credit line facility.

TECO Energy guarantees certain current obligations of its operating companies in the normal course of business, the effects of which are included in the consolidated financial statements. At Dec. 31, 2001, such guarantees amounted to $173 million, primarily related to gas purchase and energy management activities of Prior Energy, TECO Gas Services, and TECO Power Services. As TPS' plants come on line, guarantees associated with gas purchases and power sales activities are expected to increase.

The following table summarizes the letters of credit and guarantees outstanding, that are not included in the **Summary of Cash Obligations** table, except for the guarantees by TECO Energy for the performance of unconsolidated affiliates related to the construction of the Union and Gila River power stations estimated at $63 million (see **Enron Exposure** section).

SUMMARY OF COMMERCIAL COMMITMENTS

	Amount of Commitment Expiration Per Period				
(millions)	*Total*[1]	*Expires 2002*	*Expires 2003*	*Expires 2004 - 2006*	*Expires After 2006*
Letters of Credit	$ 181.3[1][2]	$ 17.3	$116.7	$ 20.3	$ 27.0
Guarantees:					
Debt related	24.7	—	—	—	24.7
Fuel purchase related	148.1	4.0	—	—	144.1
Energy management/other	25.2	3.5	0.3	2.6	18.8
Turbine agreements	69.0	69.0[3]	—	—	—
Contingent purchase obligations	60.0	—	—	—	60.0

(1) Expected final expiration date with annual renewals
(2) Includes the expected maximum value of $154.3 million for letters of credit issued in January 2002
(3) May be renewed

LIQUIDITY, CAPITAL RESOURCES

TECO Energy and its operating companies met cash needs during 2001 with a mix of internally generated funds, proceeds from the sale of equity and short- and long-term borrowings. It met cash needs during 2000 with a balance of internally generated funds, short- and long-term borrowings and retail trust preferred securities.

In light of the accelerated equity commitments for the Union and Gila River projects under the bank financing plan, as discussed in the **Enron Exposure** section, and the capital requirements for committed regulated and unregulated projects, TECO Energy is exploring various options to strengthen its balance sheet. As a first step, the company has reduced its capital expenditure forecast for 2002 through 2004 by about $700 million primarily by delaying for an extended period generation projects that are not yet under construction for TPS and Tampa Electric, including the Bayside Units 3 and 4 repowering projects announced in the fall of 2001. Resumption of work on those projects will be evaluated periodically as market conditions evolve.

TECO Energy estimates its incremental financing requirements, excluding non-recourse project debt at TPS, at approximately $650 million in 2002, and has debt maturities in 2002 totaling $788 million. The company issued $450 million of mandatorily convertible equity units in January 2002, (see **Financing Section**) and expects to issue common equity late in the year and long-term debt securities during the year. The company does not anticipate additional incremental financing requirements in the 2003 through 2004 period; however it expects to issue common equity in that time frame to reduce leverage. Notes payable, representing commercial paper with maturities up to 50 days, totaled $639 million at Dec. 31, 2001. The company reduced these balances to approximately $300 million in early 2002 with the proceeds of the mandatorily convertible securities issuance.

TECO Energy provides short-term liquidity for its non-regulated operating companies primarily through its commercial paper program. Tampa Electric Company also issues commercial paper. These programs are backed by the bank credit line facilities.

The company has identified in this Management's Discussion and Analysis (including in **Investment Considerations** below), several factors that could cause its operating cash flow to be lower than forecasted. Among these factors is the margins the company may realize for production from its merchant power facilities. Because of the company's recent expansion in the merchant power business, the company's cash flow has become increasingly dependent upon power margins. As a result, a decrease in these margins could result in external financing requirements that are higher than those forecasted above.

The following table lists the obligations of TECO Energy and its subsidiaries for cash payments to repay debt, lease payments and unconditional commitments related to capital expenditures.

SUMMARY OF CASH OBLIGATIONS

	Payments Due by Period				
(millions)	*Total*	*2002*	*2003*	*2004 - 2006*	*After 2006*
Long-term debt	$2,597.0	$ 785.9	$104.6	$102.3	$1,604.2
Capital lease obligations	27.6	2.3	25.3	—	—
Operating leases/rentals	156.1	12.0	15.3	45.5	83.3
Unconditional purchase obligations/commitments	1,595.0	1,221.1	373.9	—	—
Other long-term obligations	200.0	—	—	—	200.0
Total cash obligations	$4,575.7	$2,021.3	$519.1	$147.8	$1,887.5

TRANSACTIONS WITH RELATED AND CERTAIN OTHER PARTIES

TECO Energy has interests in unconsolidated affiliates, which are discussed in the **TECO Power Services, Other Unregulated Companies** and **Financing Activity** sections. TECO Energy has certain transactions with its Directors and Officers that are reported in TECO Energy's annual proxy statement and Tampa Electric's annual regulatory filings. There are no material transactions of this type where the payments are in excess of those that would be paid under an arms-length transaction.

INVESTMENT CONSIDERATIONS

The following are certain factors that could affect TECO Energy's future results. They should be considered in connection with evaluating forward-looking statements contained in this report and otherwise made by or on behalf of TECO Energy since these factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements.

General Economic Conditions. The company's businesses are dependent on general economic conditions. In particular, the projected growth in Tampa Electric's service area and in Florida is important to the realization of Tampa Electric's and Peoples Gas System's forecasts for annual energy sales growth. An unanticipated downturn in the local area's or Florida's economy could adversely affect Tampa Electric's or Peoples Gas System's expected performance.

The activities of the unregulated businesses, particularly TECO Transport, TECO Coal and TECO Power Services are also affected by general economic conditions in the respective industries and geographic areas they serve, both nationally and internationally. TPS' investment in EEGSA is dependent on growth in the service areas and forecasts for annual energy sales growth.

Weather Variations. Most of TECO Energy's businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric's, Peoples Gas System's and TECO Power Services' energy sales are particularly sensitive to variations in weather conditions. The TECO Energy companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes, could also have an effect on operating costs as well as sales.

With a single winter peak period, Peoples Gas System is more weather sensitive than Tampa Electric, with both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coalbed Methane and TECO Coal, as well as electric power sales from TECO Power Services' merchant power plants. TECO Transport also is impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions that could interrupt or slow service and increase operating costs also affect these businesses.

Potential Competitive Changes. The electric industry has been undergoing certain restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level, and in some situations required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, however, particularly with respect to retail competition, could adversely affect Tampa Electric's business and its performance.

The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas System earns margins on distribution of gas, but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System results. However, future structural changes cannot be predicted and could adversely affect Peoples Gas System.

Regulatory Actions. Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the FPSC, and Tampa Electric's wholesale power sales and transmission services are subject to regulation by the FERC. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric's or Peoples Gas System's performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

The merchant plants being developed by TECO Power Services will require authorization from FERC for market-based rates. In granting such a request, FERC typically requires a showing that the plant's owners and affiliates lack market power in the relevant generation and transmission markets and in markets for related commerce such as fuel. Obtaining FERC authority for market-based rates would also require a showing by the seller that there is no opportunity for abusive affiliate transactions involving any of TECO Power Services' regulated affiliates. TECO Power Services does not anticipate any material difficulties in obtaining these authorizations, but it cannot guarantee that they will be granted.

TECO Coal's forecast includes Section 29 tax credits related to the production of non-conventional fuels. Future changes law, regulation or administration could impact TECO Coal's quantity of qualified synfuel production, and therefore the amount of available tax credits.

Commodity Price Changes. Most of TECO Energy's businesses are sensitive to changes in certain commodity prices which could be brought on by many factors. Such changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

In the case of Tampa Electric, currently fuel costs used for generation are mostly affected by the cost of coal; future fuel costs will be impacted by the cost of natural gas as well as coal. Tampa Electric is able to recover the cost of fuel through retail customers' bills, but increases in fuel costs affect electric prices and therefore the competitive position of electricity against other energy sources.

Regarding wholesale sales, the ability to make sales and the margins on power sales are currently affected by the cost of coal to Tampa Electric, particularly as it relates to the cost of gas and oil to other power producers.

Results at TECO Power Services are impacted by changes in the market price for electricity. The profitability of merchant power plants is heavily dependent on the price for power in the markets they serve. Wholesale power prices are set by the market assuming a cost for the input energy and conversion efficiency but the fixed costs may not be reflected in the price for spot, or excess power.

In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers' bills, but increases in gas costs affect total retail prices and therefore the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

At the unregulated companies, changes in gas, oil and coal prices directly affect the margins at TECO Power Services, TECO Coalbed Methane, TECO Coal, and TECO Transport. TECO Coalbed Methane is exposed to commodity price risk through the sale of natural gas. A hypothetical 10-percent change for the year in the market price of natural gas would have an estimated earnings impact of $4 million. TECO Coal is exposed to commodity price risk through coal sales. A hypothetical 10-percent change in the market price of coal in any one year would have an estimated earnings impact of between $15 million and $20 million. TECO Transport is exposed to commodity price risk through fuel purchases. A hypothetical 10-percent change in the market price of fuel in any one year would have an estimated earnings impact of $1 million.

Natural gas prices recently have been increasingly volatile, and thus the earnings from TECO Coalbed Methane are increasingly difficult to predict.

At TECO Power Services, the price paid for natural gas is expected to pass through to the customer. In those instances where these costs are not passed directly to the customer, the price of gas is expected to be reflected in the price charged to the customer for electricity.

Gas Production Levels. Results at TECO Coalbed Methane are affected by its level of production, which is naturally declining. The company's forecast assumes that production will decline 8 percent annually. Actual production levels may be different than those assumed.

Tax Credits. TECO Energy derives a portion of its net income from non-conventional fuels tax credits. The realization of these tax credits are dependent on TECO Energy generating sufficient taxable income against which to use the credits, and these credits could be impacted by changes in law, regulation or administration.

Business growth opportunities. Part of the company's business strategy is to grow its unregulated businesses. Much of its growth is dependent on the ability to find attractive acquisition and development opportunities and independent power projects. The company's ability to successfully finance and complete current and future projects on schedule and within budget may also affect the success of this strategy. The company's outlook is based on its expectation that it will be successful in finding and capitalizing on these acquisition and development opportunities and independent power projects, but there can be no assurance that its efforts will be successful.

Construction and Development Risks. Tampa Electric currently has new power plants under construction and existing facilities under conversion and, TECO Power Services has new power plants under construction. The development of independent power plants involves considerable risks, including successful siting, permitting, financing and construction, contracting for necessary services, fuel supplies and power sales and performance by project partners. The construction of these plants, as well as future construction projects involves risks, such as shortages and inconsistent qualities of equipment; material and labor; engineering problems; work stoppages; unanticipated cost increases and environmental or geological problems.

Exposure to Enron. On December 2, 2001, Enron Corp., a large energy trading and services company, filed for protection under the U.S. Bankruptcy Code. TECO Energy believes that its exposure in operations from trade payables and other trading positions due to the Enron bankruptcy totals $3.5 million or less after tax at its subsidiaries, TECO Power Services (TPS), Peoples Gas System and Prior Energy, its new gas marketing subsidiary.

An Enron subsidiary, NEPCO, is currently serving as the construction contractor for four merchant power stations in which TPS has interests.

If NEPCO had to be replaced as contractor, it is likely that there would be delays in the project schedules and substantial additional project costs, including payment of added fees to a new contractor. A new contractor would also have to be reasonably satisfactory to the project lenders for the Union and Gila River projects.

Merchant Power Plants. TPS is currently operating, developing, constructing and investing in merchant power plants. A merchant plant sells power based on market conditions at the time of sale, so there can be no certainty at present about the amount or timing of revenue that may be received from power sales from operating plants or about the differential between the cost of operations (in particular, natural gas prices) and merchant power sales revenue. With no guaranteed rate of return, TPS will also have no guarantee that it will recover its initial investment in these plants. The company's forecast assumes that TPS will avoid losses associated with these risks by building in well-established markets that enable the company to use established hedging mechanisms, hiring experienced power marketers, entering into negotiated contracts with offtakers resulting in higher revenues than the spot market for capacity payment and ancillary services for a significant portion of the plant's output, avoiding selling short and entering into non-energy related sales to offset potential operational risks.

Operational Risks. Each of the company's subsidiaries is subject to various operational risks, including accidents or equipment breakdown or failure, and operations below expected levels of performance of efficiency. As operators of power generation facilities, Tampa Electric and TECO Power Services could incur problems such as the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes which would result in performance below normal levels of output or efficiency. The company's forecast assumes normal operations and normal maintenance periods for its subsidiaries' facilities.

Interest Rates and Access to Capital. Changes in interest rates can affect the cost of borrowing for TECO Energy and its subsidiaries on variable rate debt outstanding, on refinancing of debt maturities and on incremental borrowing to fund new investments. Included in the company's forecasts is the expectation that it will have access to the equity and capital markets on satisfactory terms to fund growth opportunities, including acquisition and development opportunities and independent power projects.

Increased Debt Levels. To support its growth, the company has significantly expanded the amount of its indebtedness, increased its debt-to-equity ratio and lowered its interest coverage. This increase in debt levels has increased the amount of fixed charges the company is obligated to pay. The level of the company's indebtedness and restrictive covenants contained in existing or future financings could limit its ability to finance the acquisition and development of additional projects.

In 2000 and 2001, Moody's Investor Services, Inc., Standard & Poor's Ratings Service and Fitch Investor Services, Inc. lowered the ratings on the debt securities of TECO Energy and Tampa Electric. The outlook assigned by each agency is negative. The ratings actions were attributed to increased debt levels and the changing risk profile associated with the expansion of TECO Energy's independent power development activities, as well as the required capital outlays of Tampa Electric, the uncertainties related to industry restructuring and the additional risks and obligations undertaken by TECO Energy with respect to various TPS projects. These downgrades and any further downgrades, may affect the company's ability to borrow and increase its financing cost which may decrease earnings.

Certain of the company's debt obligations contain financial covenants related to debt to equity ratios and interest coverage that could prevent the repayment of subordinated debt and the payment of dividends if such payments would cause a violation of the covenants. In addition, certain of the company's subsidiaries have indebtedness with restrictive covenants which, if violated, could prevent them from making distributions to TECO Energy. As a holding company, TECO Energy is dependent on cash flow from its subsidiaries.

International Risks. TECO Power Services is involved in several international projects. These projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. The company's forecast assumes that TECO Power Services will avoid losses associated with these risks through a variety of risk mitigation measures, including specific contractual provisions, teaming with strong international and local partners, obtaining non-recourse financing and obtaining political risk insurance where appropriate. TECO Ocean Shipping is exposed to operational risks in international ports, primarily in the form of suitable labor and equipment to safely discharge its cargoes in a timely manner. The company's forecast assumes that TECO Ocean Shipping will avoid losses associated with these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used.

Environmental Matters. TECO Energy's businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on the company or result in the curtailment of some activities.

CONSOLIDATED BALANCE SHEETS

ASSETS *(millions)*	*Dec. 31,*	*2001*	*2000*
Current assets			
	Cash and cash equivalents	$ 120.2	$ 99.6
	Receivables, less allowance for uncollectibles	348.1	360.3
	Current notes receivable	92.7	223.1
	Inventories, at average cost		
	Fuel	87.3	67.3
	Materials and supplies	83.2	77.2
	Prepayments and other current assets	44.4	22.4
	Total current assets	775.9	849.9
Property, plant and equipment	Utility plant in service		
	Electric	4,861.1	4,523.1
	Gas	699.4	632.1
	Construction work in progress	897.0	332.2
	Other property	1,086.0	1,073.0
	Property, plant and equipment, at original cost	7,543.5	6,560.4
	Accumulated depreciation	(2,705.2)	(2,590.3)
	Total property, plant and equipment (net)	4,838.3	3,970.1
Other assets	Other investments	210.4	182.9
	Investment in unconsolidated affiliates	172.9	195.9
	Goodwill	165.8	93.1
	Deferred income taxes	242.0	174.4
	Deferred charges and other assets	316.8	268.0
	Total other assets	1,107.9	914.3
	Total assets	$6,722.1	$5,734.3

LIABILITIES AND CAPITAL *(millions)*	*Dec. 31,*	*2001*	*2000*
Current liabilities	Long-term debt due within one year	$ 788.8	$ 237.3
	Notes payable	638.9	1,208.9
	Accounts payable	267.4	274.8
	Current derivative liability	33.5	—
	Customer deposits	86.3	82.4
	Interest accrued	35.6	41.9
	Taxes accrued	71.7	54.5
	Total current liabilities	1,922.2	1,899.8
Other liabilities	Deferred income taxes	498.7	503.3
	Investment tax credits	32.3	36.9
	Regulatory liability – tax related	1.7	10.0
	Other deferred credits	253.1	202.8
	Long-term debt, less amount due within one year	1,842.5	1,374.6
Preferred securities	Redeemable preferred securities	200.0	200.0
Common equity	Common equity (400 million shares authorized)	2,015.9	1,559.5
	Unearned compensation	(44.3)	(52.6)
	Total liabilities and capital	$6,722.1	$5,734.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(millions, except per share amounts)	*Year Ended Dec. 31,*	*2001*	*2000*	*1999*
Revenues		**$2,648.6**	$ 2,294.6	$ 1,978.3
Expenses	Operation	**1,611.8**	1,322.1	1,053.0
	Maintenance	**151.3**	140.0	125.3
	Depreciation	**298.0**	268.2	232.2
	Taxes, other than income	**165.0**	151.2	148.9
	Total expenses	**2,226.1**	1,881.5	1,559.4
Income from operations		**422.5**	413.1	418.9
Other income (expense)	Allowance for other funds used during construction	**6.6**	1.6	1.3
	Other income (expense)	**38.6**	13.9	(11.8)
	Earnings from equity investments	**6.7**	7.7	3.2
	Total other income (expense)	**51.9**	23.2	(7.3)
Income before interest and income taxes		**474.4**	436.3	411.6
Interest charges	Interest expense	**166.4**	167.6	124.2
	Distribution on preferred securities	**17.0**	—	—
	Allowance for borrowed funds used during construction	**(2.6)**	(0.7)	(0.5)
	Total interest charges	**180.8**	166.9	123.7
Income before provision for income taxes		**293.6**	269.4	287.9
Provision (benefit) for income taxes		**(10.1)**	18.5	87.0
Net income from continuing operations		**303.7**	250.9	200.9
Net loss from discontinued operations, net of income tax benefit of $1.4 million for 1999		**—**	—	(2.5)
Net loss on disposal of discontinued operations, net of income tax benefit of $7.4 million for 1999		**—**	—	(12.3)
Net income		**$ 303.7**	$ 250.9	$ 186.1
Average common shares outstanding during year				
	– Basic	**134.5**	125.9	131.0
	– Diluted	**135.4**	126.3	131.2
Earnings per average common share outstanding	From continuing operations			
	– Basic	**$2.26**	$1.99	$1.53
	– Diluted	**$2.24**	$1.97	$1.53
	Net income			
	– Basic	**$2.26**	$1.99	$1.42
	– Diluted	**$2.24**	$1.97	$1.42

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)	*Year Ended Dec. 31,*	*2001*	*2000*	*1999*
Cash flows from operating activities	Net income	**$ 303.7**	$ 250.9	$ 186.1
	Adjustments to reconcile net income to net cash from operating activities:			
	Depreciation	**298.0**	268.2	232.2
	Deferred income taxes	**(102.9)**	(77.6)	(15.3)
	Investment tax credits, net	**(4.9)**	(4.8)	(5.0)
	Allowance for funds used during construction	**(9.2)**	(2.3)	(1.8)
	Amortization of unearned compensation	**9.7**	9.2	9.1
	Gain on propane business disposal/sale, pretax	**—**	(13.6)	—
	Loss on disposal of discontinued operations, pretax	**—**	—	19.8
	Equity in earnings of unconsolidated affiliates	**(3.1)**	(7.6)	1.2
	Asset valuation adjustment, pretax	**11.1**	14.2	—
	Deferred revenue	**—**	—	11.9
	Deferred recovery clause	**(19.0)**	(68.7)	(38.2)
	Refund to customers	**—**	(13.2)	—
	Charges (discussed in Note L)	**—**	—	21.1
	Receivables, less allowance for uncollectibles	**52.0**	(92.1)	(25.3)
	Inventories	**(22.8)**	7.5	5.0
	Taxes accrued	**16.4**	17.6	31.7
	Interest accrued	**(6.3)**	25.5	(7.2)
	Accounts payable	**(51.3)**	42.6	(25.3)
	Other	**41.7**	30.5	(18.7)
	Cash flows from operating activities	**513.1**	386.3	381.3
Cash flows from investing activities	Capital expenditures	**(965.9)**	(688.4)	(426.1)
	Allowance for funds used during construction	**9.2**	2.3	1.8
	Purchase of minority interest	**—**	(52.6)	(49.1)
	Purchase of business	**(315.8)**	(31.3)	—
	Net proceeds from sale of assets	**43.2**	61.3	1.0
	Investment in unconsolidated affiliates	**27.6**	(7.7)	0.2
	Other non-current investments	**95.7**	(333.4)	(32.7)
	Cash flows from investing activities	**(1,106.0)**	(1,049.8)	(504.9)
Cash flows from financing activities	Dividends	**(184.2)**	(167.4)	(168.8)
	Common stock	**348.4**	18.3	0.3
	Purchase of treasury stock	**—**	(29.9)	(114.8)
	Proceeds from long-term debt	**1,255.9**	394.9	28.0
	Repayment of long-term debt	**(236.5)**	(145.6)	(35.2)
	Net increase (decrease) in short-term debt	**(570.1)**	395.3	494.7
	Issuance of redeemable preferred securities	**—**	200.0	—
	Cash flows from financing activities	**613.5**	665.6	204.2
	Net increase in cash and cash equivalents	**20.6**	2.1	80.6
	Cash and cash equivalents at beginning of year	**99.6**	97.5	16.9
	Cash and cash equivalents at end of year	**$ 120.2**	$ 99.6	$ 97.5
Supplemental disclosure of cash flow information	Cash paid during the year for			
	Interest (net of amounts capitalized)	**$ 178.1**	$ 166.7	$ 116.9
	Income taxes	**$ 52.4**	$ 83.9	$ 62.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON EQUITY

(millions)	*Shares*[1]	*Common Stock*	*Additional Paid-in Capital*	*Treasury Stock*	*Retained Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Unearned Compensation*	*Total Common Equity*
Balance, Dec. 31, 1998	132.0	$132.0	$364.6	$—	$1,072.6	$—	$(61.4)	$1,507.8
Net income for 1999					186.1			186.1
Other comprehensive income (loss), after tax						(5.5)		(5.5)
Common stock issued	0.1	0.1	2.6				(2.4)	0.3
Treasury shares purchased	(5.4)			(114.8)				(114.8)
Cash dividends declared					(168.8)			(168.8)
Amortization of unearned compensation							9.1	9.1
Tax benefits–ESOP dividends and stock options			1.7		1.9			3.6
Balance, Dec. 31, 1999	126.7	132.1	368.9	(114.8)	1,091.8	(5.5)	(54.7)	1,417.8
Net income for 2000					250.9			250.9
Other comprehensive income, after tax						2.0		2.0
Common stock issued	1.2	1.2	26.8				(3.9)	24.1
Treasury shares purchased	(1.6)			(29.9)				(29.9)
Cash dividends declared					(167.4)			(167.4)
Amortization of unearned compensation							9.2	9.2
Tax benefits–ESOP dividends and stock options			1.6		1.8			3.4
Performance shares							(3.2)	(3.2)
Balance, Dec. 31, 2000	126.3	133.3	397.3	(144.7)	1,177.1	(3.5)	(52.6)	1,506.9
Net income for 2001					303.7			303.7
Other comprehensive income (loss), after tax						(18.9)		(18.9)
Common stock issued	13.3	6.3	203.2	144.7			(5.8)	348.4
Cash dividends declared					(184.2)			(184.2)
Amortization of unearned compensation							9.7	9.7
Tax benefits–ESOP dividends and stock options			0.2		1.4			1.6
Performance shares							4.4	4.4
Balance, Dec. 31, 2001	**139.6**	**$139.6**	**$600.7**	**$—**	**$1,298.0**	**$(22.4)**	**$(44.3)**	**$1,971.6**

The accompanying notes are an integral part of the consolidated financial statements.
(1) TECO Energy had 400 million shares of $1 par value common stock authorized in 2001, 2000 and 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies for both utility and diversified operations are as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of TECO Energy, Inc. (TECO Energy or the company) and its wholly owned subsidiaries.

The equity method of accounting is used to account for investments in partnership arrangements in which TECO Energy or its subsidiary companies do not have majority ownership or exercise control.

The proportional share of expenses, revenues and assets reflecting TECO Coalbed Methane's undivided interest in joint venture property is included in the consolidated financial statements.

All significant intercompany balances and intercompany transactions have been eliminated in consolidation.

Basis of Accounting

Tampa Electric and Peoples Gas System (the regulated utilities) maintain their accounts in accordance with recognized policies prescribed or permitted by the Florida Public Service Commission (FPSC). In addition, Tampa Electric maintains its accounts in accordance with recognized policies prescribed or permitted by the Federal Energy Regulatory Commission (FERC). These policies conform with generally accepted accounting principles in all material respects.

The impact of Financial Accounting Standard (FAS) No. 71, Accounting for the Effects of Certain Types of Regulation, has been minimal in the experience of the regulated utilities, but when cost recovery is ordered over a period longer than a fiscal year, costs are recognized in the period that the regulatory agency recognizes them in accordance with FAS 71. Also, as provided in FAS 71, Tampa Electric has deferred revenues in accordance with the various regulatory agreements approved by the FPSC in 1995, 1996 and 1999. Revenues were recognized as allowed in 1997, 1998 and 1999 under the terms of the agreements.

The regulated utilities' retail business is regulated by the FPSC, and Tampa Electric's wholesale business is regulated by FERC. Prices allowed, with respect to Tampa Electric, by both agencies are generally based on the recovery of prudent costs incurred plus a reasonable return on invested capital.

The use of estimates is inherent in the preparation of financial statements in accordance with generally accepted accounting principles.

Revenues and Fuel Costs

Revenues include amounts resulting from cost recovery clauses which provide for monthly billing charges to reflect increases or decreases in fuel, purchased power, conservation and environmental costs for Tampa Electric and purchased gas, interstate pipeline capacity and conservation costs for Peoples Gas System. These adjustment factors are based on costs incurred and projected for a specific recovery period. Any over-recovery or under-recovery of costs plus an interest factor are taken into account in the process of setting adjustment factors for subsequent recovery periods. Over-recoveries of costs are recorded as deferred credits, and under-recoveries of costs are recorded as deferred charges.

In 1994, Tampa Electric bought out a long-term coal supply contract which would have expired in 2004 for a lump sum payment of $25.5 million. In February 1995, the FPSC authorized the recovery of this buy-out amount plus carrying costs through the Fuel and Purchased Power Cost Recovery Clause over the 10-year period beginning April 1, 1995. In each of the years 2001, 2000 and 1999, $2.7 million of buy-out costs were amortized to expense.

Certain other costs incurred by the regulated utilities are allowed to be recovered from customers through prices approved in the regulatory process. These costs are recognized as the associated revenues are billed.

The regulated utilities accrue base revenues for services rendered but unbilled to provide a closer matching of revenues and expenses.

Tampa Electric's objectives of stabilizing prices from 1996 through 1999 and securing fair earnings opportunities during this period were accomplished through a series of agreements entered into in 1996 with Florida's Office of Public Counsel (OPC) and the Florida Industrial Power Users Group (FIPUG) which were approved by the Florida Public Service Commission (FPSC). Prior to these agreements, the FPSC approved a plan submitted by Tampa Electric to defer certain 1995 revenues.

In general, under these agreements Tampa Electric was allowed to defer revenues in 1995 and 1996 during the construction of Polk Unit 1 and recognize these revenues in 1997 and 1998 after commercial operation of the unit. Other components of the agreements were a base rate freeze through 1999 and refunds to customers totaling $50 million during the period October 1996 through December 1998 while Tampa Electric was allowed recovery of the capital costs incurred for the Polk Unit 1 project.

As part of its series of agreements with OPC and FIPUG, Tampa Electric agreed to refund 60 percent of 1999 revenues that contributed to an ROE in excess of 12 percent, as calculated and approved by the FPSC.

In October 2000, the FPSC staff recommended a 1999 refund of $6.1 million including interest, to be refunded to customers beginning January 2001. OPC objected to certain interest expenses recognized in 1999 that were associated with prior tax positions and used to calculate the amount to be refunded. Following a review by the FPSC staff, the FPSC agreed in December 2000 that the original $6.1 million was to be refunded to customers. On Feb. 7, 2001 OPC protested the FPSC's decision. The protest claimed that the stipulations did not allow for the inclusion of the interest expenses on income tax positions in the refund calculations. The FPSC held hearings on the issue in August 2001 and upheld its decision that the original refund amount plus interest was appropriate under the agreements. In January 2002, the OPC filed a motion with the FPSC asking for reconsideration of their decision alleging the Commission relied on erroneous information. Tampa Electric will begin making refunds to customers when the decision can no longer be appealed.

The regulatory arrangements described above covered periods that ended on Dec. 31, 1999. Tampa Electric's rates and its allowed ROE range of 10.75 percent to 12.75 percent with a midpoint of 11.75 percent will continue in effect until such time as changes are occasioned by an agreement approved by the FPSC or other FPSC actions as a result of rate or other proceedings initiated by Tampa Electric, FPSC staff or other interested parties. Tampa Electric expects to continue earning within its allowed ROE.

Depreciation

TECO Energy provides for depreciation primarily by the straight-line method at annual rates that amortize the original cost, less net salvage, of depreciable property over its estimated service life. The provision for utility plant in service, expressed as a percentage of the original cost of depreciable property, was 4.2% for 2001, 4.1% for 2000 and 4.0% for 1999.

The original cost of utility plant retired or otherwise disposed of and the cost of removal less salvage are charged to accumulated depreciation.

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of the net assets acquired in purchase transactions. Goodwill has been amortized on a straight-line basis over various periods not exceeding 40 years. On June 30, 2001, the Financial Accounting Standards Board finalized FAS 141, *Business Combinations*, and FAS 142, *Goodwill and Other Intangible Assets*. FAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. With the adoption of FAS 142 effective Jan. 1,

2002, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Under the new rules, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. These intangible assets will be required to be amortized over their useful lives.

The amount of goodwill included on the consolidated balance sheets at Dec. 31, 2001 and 2000, respectively, was $165.8 million and $93.1 million, net of accumulated amortization of $9.5 million and $4.7 million. Additions to goodwill in 2001 of $77.5 million resulted primarily from the acquisition of the Frontera Power Station and the purchase of Prior Energy. Amortization of goodwill included in the consolidated statements of income in 2001, 2000 and 1999 was $4.8 million, $2.7 million and $0.6 million, respectively. Adoption of FAS 142 effective Jan. 1, 2002 will result in the elimination of approximately $5 million of annual amortization. Under FAS 142, initial impairment testing should be completed within six months of adoption. TECO Energy is beginning the initial impairment testing of all goodwill, and does not anticipate an initial impairment charge upon adoption of FAS 142.

The amount of intangible assets included in deferred charges and other assets on the consolidated balance sheet at Dec. 31, 2001 was $28.5 million, net of accumulated amortization of $12.3 million. This represents the value of customer backlog, supply agreements and the open cash flow hedges as of Nov. 1, 2001, related to the Prior Energy acquisition in November 2001 (see **Note N**). The company is amortizing the intangibles over the periods expected to benefit from these agreements, and recorded amortization expense of $12.3 million in 2001. Amortization expense for the remaining intangible value at Dec. 31, 2001 is expected to be $27.2 million in 2002 and $1.3 million in 2003. There were no intangible assets at Dec. 31, 2000.

Asset Impairment

In August 2001, the Financial Accounting Standards Board issued FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes FAS 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of.* FAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001.

The company periodically assesses whether there has been a permanent impairment of its long-lived assets and certain intangibles held and used by the company, in accordance with FAS 121, and beginning in 2002 with FAS 144. The company does not anticipate that the adoption of FAS 144 will have a significant impact on its financial statements. In 2001, TECO Energy recorded after-tax charges of $7.2 million to adjust asset valuations. These adjustments included a $6.1 million after-tax charge recorded by TECO Power Services (TPS) related to the subsequent sale of TPS' minority interests in Energía Global International, Ltd. (EGI) which owns smaller power projects in Central America, and a $1.1 million after-tax charge to adjust the carrying value of leveraged leases at TECO Investments. In 2000, TECO Properties recorded an after-tax charge of $3.8 million to adjust property values. No write-down of assets due to impairment was required in 1999.

Reporting Comprehensive Income

In 1999, the company adopted FAS 130, Reporting Comprehensive Income. This standard requires that comprehensive income, which includes net income as well as certain changes in assets and liabilities recorded in common equity, be reported in the financial statements. The company has reported accumulated other comprehensive income in its Consolidated Statements of Common Equity. TECO Energy reported the following comprehensive income (loss) in 2001, 2000 and 1999 related to changes in the fair value of cash flow hedges and adjustments to the minimum pension liability associated with the company's supplemental executive retirement plan:

COMPREHENSIVE INCOME (LOSS)			
(millions)	*2001*	*2000*	*1999*
Minimum pension liability	**$ 0.3**	$ 2.0	$ (5.5)
Cash flow hedges	**(19.2)**	—	—
Other comprehensive income (loss)	**(18.9)**	2.0	(5.5)
Net income	**303.7**	250.9	186.1
Total comprehensive income	**$284.8**	$252.9	$180.6

Reporting on the Costs of Start-up Activities

In 1998, the AICPA issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. It requires costs of start-up activities and organization costs to be expensed as incurred. Start-up activities are broadly defined as those one-time activities related to events such as opening a new facility, conducting business in a new territory and organizing a new entity. Some costs, such as the costs of acquiring or constructing long-lived assets and bringing them into service, are not subject to SOP 98-5. Start-up costs, as defined by SOP 98-5, are expensed as incurred.

Accounting for Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board finalized FAS 143, *Accounting for Asset Retirement Obligations*, which requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. FAS 143 is effective for fiscal years beginning after June 15, 2002. The company is currently reviewing the impact that FAS 143 will have on its results.

Foreign Operations

The functional currency of the company's foreign investments is primarily the U.S. dollar. Transactions in the local currency are remeasured to the U.S. dollar for financial reporting purposes. The aggregate remeasurement gains or losses included in net income in 2001, 2000 and 1999 were not significant.

The investments are generally protected from any significant currency gains or losses by the terms of the power sales agreements and other related contracts, in which payments are defined in U.S. dollars.

Deferred Income Taxes

TECO Energy utilizes the liability method in the measurement of deferred income taxes. Under the liability method, the temporary differences between the financial statement and tax bases of assets and liabilities are reported as deferred taxes measured at current tax rates. Tampa Electric and Peoples Gas System are regulated, and their books and records reflect approved regulatory treatment, including certain adjustments to accumulated deferred income taxes and the establishment of a corresponding regulatory tax liability reflecting the amount payable to customers through future rates.

Investment Tax Credits

Investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property.

Other Deferred Credits

Other deferred credits primarily include the accrued post-retirement benefit liability, the pension liability and minority interest.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a reasonable return on other funds used for construction. The rate used to calculate AFUDC is revised periodically to reflect significant changes in Tampa Electric's cost of capital. The rate was 7.79% for 2001, 2000 and 1999. Total AFUDC for 2001, 2000 and 1999 was $9.2 million, $2.3 million and $1.8 million, respectively. The base on which AFUDC is calculated excludes construction work in progress which has been included in rate base.

Interest Capitalized

Interest costs for the construction of non-utility facilities are capitalized and depreciated over the service lives of the related property. TECO Energy capitalized $23.0 million, $6.5 million and $2.7 million of interest costs in 2001, 2000 and 1999, respectively.

Cash Equivalents

Cash equivalents are highly liquid, high-quality debt instruments purchased with an original maturity or three months or less. The carrying amount of cash equivalents approximated fair market value because of the short maturity of these instruments.

Other Investments

Other investments include longer-term passive investments. Other investments at Dec. 31, 2001 and 2000 were as follows:

(millions)	*Rate*	*Due Date*	*2001*	*2000*
Notes receivable from:				
Panda Energy	12%	12/31/02	**$ 92.7**	$ 92.7
Panda Energy	12%	2/28/01	—	197.3
Energía Global Int'l (EGI)	15.4%	12/31/01	—	23.2
Energía Global Int'l (EGI)	15%	3/31/01	—	2.6
Mosbacher Power Partners L.P.	12%	8/1/08	**13.1**	13.0
Mosbacher Power Partners L.P.	9%	8/1/08	**21.1**	20.4
Mosbacher Power Partners L.P.	12%	10/4/06	**6.2**	4.8
EEGSA	7.89%[1]	9/11/07	**10.9**	10.9
TECO-Panda Generating Company, L.P.	7.33%[1]	11/30/04	**37.5**	—
TECO-Panda Generating Company, L.P.	6.65%[1]	11/30/04	**86.7**	—
Investment in Energy Center Kladno Generating (ECKG)[2]	—	—	**18.2**	18.2
Continuing Investments in Leveraged Leases	—	—	**15.6**	22.1
Other investments	—	—	**1.1**	0.8
			303.1	406.0
Current notes receivable			**92.7**	223.1
Other non-current investments			**$210.4**	$182.9

(1) Current rate at 12/31/01.
(2) 13.35% ownership interest in an electric generating power project in the Czech Republic.

These financial investments have no quoted market prices and, accordingly, a reasonable estimate of fair market value could not be made without incurring excessive costs. However, the company believes by reference to stated interest rates and security description, the fair value of these assets would not differ significantly from the carrying value.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are accounted for using the equity method of accounting. At Dec. 31, 2001, these investments included TECO Propane Ventures' 38 percent ownership interest in US Propane, TPS' 24 percent ownership interest in EEGSA, the Guatemalan electric utility, TPS' 50 percent voting interest in the TECO-Panda Generating Company L.P., TPS' 50 percent ownership interest in the Hamakua Power Station in Hawaii and TECO Properties' 50 percent ownership interest in six real estate projects. At Dec. 31, 2000, the investment in unconsolidated affiliates included the US Propane, EEGSA, Hamakua and real estate investments as well as TPS' 33.68 percent ownership interest in EGI.

Summary financial information for TECO-Panda Generating Company, L.P., a development stage enterprise, as of Dec. 31, 2001 and 2000 is presented in the following table. There were no revenues for the year ended Dec. 31, 2001 and for the period of inception through Dec. 31, 2000. Results from operations were not material for these periods.

(millions)	*Dec. 31, 2001*	*Dec. 31, 2000*
Current assets	**$ 106.8**	$ 1.3
Non-current assets	**$1,851.8**	$ 217.9
Current liabilities	**$ 211.8**	$ 231.9
Non-current liabilities	**$1,840.6**	$ —

Coalbed Methane Gas Properties

TECO Coalbed Methane, a subsidiary of TECO Energy, has developed jointly the natural gas potential in a portion of Alabama's Black Warrior Basin.

TECO Coalbed Methane utilizes the successful efforts method to account for its gas operations. Under this method, expenditures for unsuccessful exploration activities are expensed currently.

Capitalized costs are amortized on the unit-of-production method using estimates of proven reserves. Investments in unproven properties and major development projects are not amortized until proven reserves associated with the projects can be determined or until impairment occurs.

Aggregate capitalized costs related to producing wells at Dec. 31, 2001 and 2000 were $220.8 million and $216.2 million, respectively. Net proven reserves at Dec. 31, 2001 and 2000 were as follows:

NET PROVEN RESERVES - COALBED METHANE GAS		
(billion cubic feet)	*2001*	*2000*
Proven reserves, beginning of year	**181.7**	159.1
Production	**(15.0)**	(15.7)
Revisions of previous estimates	**0.4**	38.3
Proven reserves, end of year	**167.1**	181.7
Number of wells	**682**	700

Accounting for Derivative Instruments, Hedging and Energy Trading

Effective January 1, 2001, the company adopted Financial Accounting Standard (FAS) 133, Accounting for Derivative Instruments and Hedging. The new standard requires the company to recognize derivatives as either assets or liabilities in the financial statements, to measure those instruments at fair value, and to reflect the changes in fair value of those instruments as either components of comprehensive income or in net income, depending on the types of those instruments. At adoption, the company had derivatives in place at TECO Coalbed Methane that qualified for cash flow hedge accounting treatment under FAS 133, and recorded an opening swap liability of $19.0 million and an after-tax reduction to other comprehensive income of $12.6 million.

At the time derivative contracts are entered into, the company determines whether the derivative is subject to the requirements of FAS 133 or meets criteria for exclusion such as for certain normal purchases and sales activity. All contracts requiring FAS 133 accounting are designated as a cash flow hedge, fair value hedge or as a trading instrument, and formal documentation of relationships between hedging instruments and the hedged items, hedging objective and strategy, and methods for assessing hedge effectiveness both at the hedge's inception and on an ongoing basis is completed.

From time to time, TECO Energy enters into futures, swaps and options contracts to hedge the future selling price for its physical production at TECO Coalbed Methane, to limit exposure to gas price fluctuations for future purchases at Peoples Gas System and at Prior Energy, to limit exposure to interest rate fluctuations at TECO Energy and other affiliates, to limit exposure to electricity and other commodity fluctuations at TECO Power Services, and to limit exposure to fuel price increases on future purchases at TECO Transport. As such, most of the company's derivative activity that cannot be excluded from the requirements of FAS 133 receives cash flow hedge accounting treatment.

Cash Flow Hedges: For the year ended Dec. 31, 2001, the company recognized a loss of $19.7 million for the cash flow hedges that were settled. Of this amount, $6.5 million was reported as a reduction to revenue related to hedges of future sales at TECO Coalbed Methane, and $13.2 million was reported as operating expenses related to hedges of future gas purchases at Peoples Gas and Prior Energy. As of Dec. 31, 2001, the company had open hedging transactions that qualify for cash flow hedge accounting treatment at Prior Energy, TECO Coalbed Methane, Peoples Gas and TECO Transport with a net pretax liability fair value of $29.5 million. Of this total, $28.2 million is expected to be reclassified to earnings within the next twelve months on instruments with maturity dates throughout 2002 when the related future transactions take place. Unrealized after tax losses on all open cash flow hedges of $8.1 million were recorded as a reduction to other comprehensive income. An additional $17.4 million representing open cash flow hedges prior to the Nov. 1, 2001 acquisition of Prior Energy were recorded as a deferred charge.

The company, through its TECO Power Services subsidiary, has an equity investment in a partnership with Panda Energy. The partnership utilizes interest rate swap agreements to effectively convert a portion of its floating rate debt to a fixed rate basis, thereby reducing the impact of interest rate changes on construction costs and future income. On the interest rate swap agreements, the partnership pays a fixed rate and receives a variable rate based on London Interbank Offered Rate (LIBOR), with terms ranging from 2 to 5 years. At Dec. 31, 2001, the company recorded $11.2 million for its equity portion of the unrealized losses on these cash flow hedge swaps reflecting the sharp decline in floating interest rates since the inception of the swap agreements as a reduction to other comprehensive income and a corresponding reduction to the investment account.

Fair Value Hedges: For the year ended Dec. 31, 2001, the company recognized gains of $0.1 million as operating expenses for changes in the fair value of derivatives classified as fair value hedges. As of Dec. 31, 2001, the company had open hedging transactions against gas storage inventory at Prior Energy that qualify for fair value hedge accounting treatment with a net derivative asset pretax value of $0.9 million, all of which is expected to be reclassified to earnings within the next twelve months.

Trading Derivatives: The company has entered into a limited number of financial derivatives at its TECO Power Services and Prior Energy affiliates which do not qualify for hedge accounting treatment under FAS 133. TECO Power Services has a capacity call option, which is marked-to-market. The fair value of these options is determined using an industry standard model from the Financial Engineering Association which is based on the Black-Scholes valuation model and evaluates current prices, volatility of prices, and time to expiration of the options. For the year ended Dec. 31, 2001, the company recognized a pretax loss of $0.8 million for the decrease in fair value on these options. As of Dec. 31, 2001, the $1.5 million fair value of these options is included in current assets, all of which is expected to be realized within the next twelve months. As of Dec. 31, 2001, Prior Energy had several open swap and option positions where they acted as the counterparty to the transactions. These contracts are marked-to-market under FASB's Emerging Issues Task Force (EITF) release Issue 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. The fair value of these derivatives is determined using the Henry Hub Natural Gas futures prices as actively quoted on New York Mercantile Exchange (NYMEX). For the year ended Dec. 31, 2001, the company recognized $0.7 million in pretax losses related to these derivatives. As of Dec. 31, 2001, $7.5 million of pretax fair value of open liability positions is offset by $7.4 million of open asset positions, all of which are expected to be realized within the next twelve months.

Reclassifications

Certain prior year amounts were reclassified to conform with current year presentation.

B. COMMON STOCK

Stock-Based Compensation

In April 1996, the shareholders approved the 1996 Equity Incentive Plan (the "1996 Plan"). The 1996 Plan superseded the 1990 Equity Incentive Plan (the "1990 Plan"), and no additional grants will be made under the 1990 Plan. The rights of the holders of outstanding options under the 1990 Plan were not affected. The purpose of the 1996 Plan is to attract and retain key employees of the company, to provide an incentive for them to achieve long-range performance goals and to enable them to participate in the long-term growth of the company. The 1996 Plan amended the 1990 Plan to increase the number of shares of common stock subject to grants by 3,750,000 shares, expand the types of awards available to be granted and specify a limit on the maximum number of shares with respect to which stock options and stock appreciation rights may be made to any participant under the plan. Under the 1996 Plan, the Compensation Committee of the Board of Directors may award stock grants, stock options and/or stock equivalents to officers and key employees of TECO Energy and its subsidiaries.

The Compensation Committee has discretion to determine the terms and conditions of each award, which may be subject to conditions relating to continued employment, restrictions on transfer or performance criteria.

In 2001, under the 1996 Plan, 1,268,486 stock options were granted, with a weighted average option price of $31.39 and a maximum term of 10 years. In addition, 183,260 shares of restricted stock were awarded, each with a weighted average fair value of $31.575. Compensation expense recognized for stock grants awarded under the 1996 Plan was $2.8 million, $4.6 million and $1.6 million in 2001, 2000 and 1999, respectively. The stock grants awarded in 2001, 2000 and 1999 are primarily performance shares, restricted subject to meeting specified total shareholder return goals, vesting in three years with final payout ranging from zero to 200% of the original grant. Adjustments are made currently to reflect contingent shares which could be issuable based on current period results. The consolidated balance sheets at Dec. 31, 2001 and 2000 reflected a $1.1 million and a $5.5 million liability respectively, classified as other deferred credits, for these contingent shares. The remaining stock grants are restricted subject generally to continued employment, with the 1998 stock grants vesting in five years and the 1997 and 1996 stock grants vesting at normal retirement age.

In April 2001, the shareholders approved an amendment to the 1996 Plan, to increase the number of shares of common stock subject to grants by 6.3 million.

Stock option transactions during the last three years under the 1996 Plan and the 1990 Plan (collectively referred to as the "Equity Plans") are summarized as follows:

STOCK OPTIONS - EQUITY PLANS

	Option Shares (thousands)	Weighted Avg. Option Price
Balance at Dec. 31, 1998	2,732	$23.06
Granted	1,158	$21.54
Exercised	(32)	$16.58
Cancelled	(31)	$24.32
Balance at Dec. 31, 1999	3,827	$22.64
Granted	1,264	$21.33
Exercised	(488)	$20.15
Cancelled	(44)	$23.61
Balance at Dec. 31, 2000	**4,559**	**$22.54**
Granted	**1,268**	**$31.39**
Exercised	**(605)**	**$21.53**
Cancelled	**(32)**	**$26.88**
Balance at Dec. 31, 2001	**5,190**	**$24.79**
Exercisable at Dec. 31, 2001	**2,068**	**$21.88**
Available for future grant at Dec. 31, 2001	**6,262**	

As of Dec. 31, 2001, the 5.2 million options outstanding under the Equity Plans are summarized below.

STOCK OPTIONS OUTSTANDING AT DEC. 31, 2001

Option Shares (thousands)	Range of Option Prices	Weighted Avg. Option Price	Weighted Avg. Remaining Contractual Life
2,566	$18.84-$22.48	$21.08	7 Years
744	$23.55-$25.97	$24.05	4 Years
1,880	$27.56-$31.58	$30.15	8 Years

In April 1997, the Shareholders approved the 1997 Director Equity Plan (the "1997 Plan"), as an amendment and restatement of the 1991 Director Stock Option Plan (the "1991 Plan"). The 1997 Plan supersedes the 1991 Plan, and no additional grants will be made under the 1991 Plan. The rights of the holders of outstanding options under the 1991 Plan will not be affected. The purpose of the 1997 Plan is to attract and retain highly qualified non-employee directors of the company and to encourage them to own shares of TECO Energy common stock. The 1997 Plan is administered by the Board of Directors. The 1997 Plan amended the 1991 Plan to increase the number of shares of common stock subject to grants by 250,000 shares, expanded the types of awards available to be granted and replaced the current fixed formula grant by giving the Board discretionary authority to determine the amount and timing of awards under the Plan.

In 2001, 35,000 options were granted, with a weighted average option price of $31.26. Transactions during the last three years under the 1997 Plan are summarized as follows:

STOCK OPTIONS - DIRECTOR EQUITY PLANS

	Option Shares (thousands)	Weighted Avg. Option Price
Balance at Dec. 31, 1998	241	$21.22
Granted	32	$21.51
Exercised	—	—
Cancelled	—	—
Balance at Dec. 31, 1999	273	$21.25
Granted	30	$23.49
Exercised	(33)	$18.57
Cancelled	(12)	$25.15
Balance at Dec. 31, 2000	**258**	**$21.68**
Granted	**35**	**$31.26**
Exercised	**(91)**	**$19.12**
Cancelled	—	—
Balance at Dec. 31, 2001	**202**	**$24.49**
Exercisable at Dec. 31, 2001	**142**	**$22.27**
Available for future grant at Dec. 31, 2001	**302**	

As of Dec. 31, 2001, the 202,000 options outstanding under the 1997 Plan with option prices of $18.53-$31.575, had a weighted average option price of $24.49 and a weighted average remaining contractual life of six years.

TECO Energy has adopted the disclosure-only provisions of FAS 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Therefore, since stock options are granted with an option price greater than or equal to the fair value on date of grant, no compensation expense has been recognized for stock options granted under the 1996 Plan and the 1997 Plan. If the company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by FAS 123, net income and earnings per share would have been reduced to the pro forma amounts shown below. These pro forma amounts were determined using the Black-Scholes valuation model with weighted average assumptions as shown below.

		2001	2000	1999
Net Income from continuing operations *(millions)*	As reported	**$303.7**	$250.9	$200.9
	Pro forma	**$298.6**	$247.8	$198.5
Net Income *(millions)*	As reported	**$303.7**	$250.9	$186.1
	Pro forma	**$298.6**	$247.8	$183.7
Net Income from continuing operations – EPS basic	As reported	**$2.26**	$1.99	$1.53
	Pro forma	**$2.22**	$1.97	$1.52
Net Income – EPS basic	As reported	**$2.26**	$1.99	$1.42
	Pro forma	**$2.22**	$1.97	$1.40
Assumptions				
Risk-free interest rate		**4.86%**	6.24%	5.26%
Expected lives (in years)		**6**	6	6
Expected stock volatility		**27.45%**	22.93%	19.14%
Dividend yield		**5.46%**	5.15%	4.55%

Dividend Reinvestment Plan

In 1992, TECO Energy implemented a Dividend Reinvestment and Common Stock Purchase Plan (DRP). TECO Energy raised $8.6 million and $8.1 million of common equity from this plan in 2001 and 2000, respectively. In 1999 the DRP purchased shares of TECO Energy common stock on the open market for plan participants.

Common Stock and Treasury Stock

In September 1999, TECO Energy began a program to repurchase up to $150 million of its outstanding common stock. Shares acquired constituted treasury shares. In 1999 and 2000, the company acquired 7.0 million shares of its outstanding common stock at a cost of $144.7 million, or an average per share price of $20.55. The company's share repurchase program favorably impacted earnings in 2000 by approximately $0.06 per share. Earnings per share results were not significantly affected in 1999 because the purchases occurred late in the year.

On March 12, 2001, the company completed a public offering of 8.625 million common shares at $27.75 per share, 7.0 million shares of which were reissued from Treasury shares. On Oct. 4, 2001, Standard and Poor's (S&P) announced the inclusion of TECO Energy shares in the S&P 500 index effective as of the market close on Oct. 9, 2001. On Oct. 12, 2001, TECO Energy issued 3.5 million additional common shares at $26.72 per share. The sales of the common shares resulted in total net proceeds to TECO Energy of $325.5 million in 2001, which were used to fund capital expenditures, for working capital requirements, general corporate purposes and to repay short-term debt.

Shareholder Rights Plan

In accordance with the company's Shareholder Rights Plan, a Right to purchase one additional share of the company's common stock at a price of $90 per share is attached to each outstanding share of the company's common stock. The Rights expire in May 2009, subject to extension. The Rights will become exercisable 10 business days after a person acquires 10 percent or more of the company's outstanding common stock or commences a tender offer that would result in such person owning 10 percent or more of such stock. If any person acquires 10 percent or more of the outstanding common stock, the rights of holders, other than the acquiring person, become rights to buy shares of common stock of the company (or of the acquiring company if the company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the exercise price of each Right.

The company may redeem the Rights at a nominal price per Right until 10 business days after a person acquires 10 percent or more of the outstanding common stock.

Employee Stock Ownership Plan

Effective Jan. 1, 1990, TECO Energy amended the TECO Energy Group Retirement Savings Plan, a tax-qualified benefit plan available to substantially all employees, to include an employee stock ownership plan (ESOP). During 1990, the ESOP purchased 7 million shares of TECO Energy common stock on the open market for $100 million. The share purchase was financed through a loan from TECO Energy to the ESOP. This loan is at a fixed interest rate of 9.3% and will be repaid from dividends on ESOP shares and from TECO Energy's contributions to the ESOP.

TECO Energy's contributions to the ESOP were $5.6 million, $6.8 million, and $7.5 million in 2001, 2000 and 1999, respectively. TECO Energy's annual contribution equals the interest accrued on the loan during the year plus additional principal payments needed to meet the matching allocation requirements under the plan, less dividends received on the ESOP shares. The components of net ESOP expense recognized for the past three years are as follows:

(millions)	*2001*	*2000*	*1999*
Interest expense	**$5.2**	$6.0	$6.9
Compensation expense	**7.4**	6.9	7.5
Dividends	**(8.5)**	(8.5)	(8.4)
Net ESOP expense	**$4.1**	$4.4	$6.0

Compensation expense was determined by the shares allocated method.

At Dec. 31, 2001, the ESOP had 3.4 million allocated shares, 0.2 million committed-to-be-released shares, and 2.6 million unallocated shares. Shares are released to provide employees with the company match in accordance with the terms of the TECO Energy Group Retirement Savings Plan and in lieu of dividends on allocated ESOP shares. The dividends received by the ESOP are used to pay debt service.

For financial statement purposes, the unallocated shares of TECO Energy stock are reflected as a reduction of common equity, classified as unearned compensation. Dividends on all ESOP shares are recorded as a reduction of retained earnings, as are dividends on all TECO Energy common stock. The tax benefit related to the dividends paid to the ESOP for allocated shares is a reduction of income tax expense and for unallocated shares is an increase in retained earnings. All ESOP shares are considered outstanding for earnings per share computations.

C. REDEEMABLE PREFERRED SECURITIES

In November 2000, TECO Energy established TECO Capital Trust I (the Trust) for the sole purpose of issuing Trust Preferred Securities (TRuPS) and using the proceeds to purchase company preferred securities from TECO Funding I, LLC (TECO Funding). On Dec. 20, 2000, the Trust issued 8 million shares of $25 par, 8.5% TRuPS, due 2041, with an aggregate liquidation value of $200 million. Currently, all 8 million shares of the TRuPS are outstanding. Each TRuPS represents an undivided beneficial interest in the assets of the Trust. The Trust used the proceeds from the sale of the TRuPS to purchase a corresponding amount of company preferred securities of TECO Funding. TECO Funding used the proceeds from the sale of the company preferred securities to the Trust of $200 million and the sale of $6.2 million of its common securities to TECO Energy, to purchase $206.2 million of 8.5% junior subordinated notes of TECO Energy, due 2041. The junior subordinated notes are the sole assets of TECO Funding and the company preferred securities are the sole assets of the Trust. TECO Energy's proceeds from the sale of the junior subordinated notes were used to reduce the commercial paper balances of TECO Finance and for general corporate purposes. TECO Energy has guaranteed the payments to the holders of the company preferred securities and indirectly, the payments to the holders of the TRuPS, as a result of their beneficial interest in the company preferred securities. Distributions are payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year. Distributions were $17.0 million in 2001. No distributions were made in 2000.

The junior subordinated notes may be redeemed at the option of TECO Energy at any time on or after Dec. 20, 2005 at 100% of their principal amount plus accrued interest through the redemption date. If TECO Energy redeems the junior subordinated notes in full before their maturity date, then TECO Funding is required to redeem the company preferred securities and common securities, in accordance with their terms. If TECO Energy redeems the junior subordinated notes in part but not in full before their maturity date, then TECO Funding will redeem the company preferred securities in full prior to any payment being made on the common securities. Upon any liquidation of the company preferred securities, holders of the TRuPS would be entitled to the liquidation preference of $25 per share plus all accrued and unpaid dividends through the date of redemption.

D. PREFERRED STOCK

Preferred stock of TECO Energy – $1 par 10 million shares authorized, none outstanding.

Preference stock of Tampa Electric – no par 2.5 million shares authorized, none outstanding.

Preferred stock of Tampa Electric – no par 2.5 million shares authorized, none outstanding.

Preferred Stock of Tampa Electric — $100 par value 1.5 million shares authorized, none outstanding.

E. LONG-TERM DEBT *(millions)*	*December 31,*	*Due*	*2001*	*2000*
TECO Energy	Medium-term notes payable: 5.31%[1][2]	2002	**$ 200.0**	$ 200.0
	Medium-term notes payable: 7.20%[3]	2011	**600.0**	—
	Medium-term notes payable: 5.35%[1]	2001	**—**	150.0
	Floating rate notes: 5.2% for 2001[1][4]	2002	**400.0**	—
			1,200.0	350.0
Tampa Electric	First mortgage bonds (issuable in series):			
	7.75%	2022	**75.0**	75.0
	6.125%	2003	**75.0**	75.0
	Installment contracts payable[5]:			
	5.75%	2007	**22.5**	22.9
	7.875% Refunding bonds[6]	2021	**25.0**	25.0
	8% Refunding bonds[6]	2022	**100.0**	100.0
	6.25% Refunding bonds[7]	2034	**86.0**	86.0
	5.85%	2030	**75.0**	75.0
	Variable rate: 1.45% for 2001 and 3.77% for 2000[1]	2025	**51.6**	51.6
	Variable rate: 1.47% for 2001 and 3.90% for 2000[1]	2018	**54.2**	54.2
	Variable rate: 1.52% for 2001 and 3.96% for 2000[1]	2020	**20.0**	20.0
	Medium-term notes payable: 5.11%[1]	2001	**—**	38.0
	Medium-term notes payable: 5.86%[1][8]	2002	**100.0**	100.0
	Medium-term notes payable: 6.875%[3]	2012	**210.0**	—
			894.3	722.7
Peoples Gas System	Senior Notes[9]			
	10.35%	2007	**5.0**	5.6
	10.33%	2008	**6.4**	7.2
	10.3%	2009	**7.8**	8.4
	9.93%	2010	**8.0**	8.6
	8.0%	2012	**27.5**	29.0
	Medium-term notes payable: 5.11%[1]	2001	**—**	12.0
	Medium-term notes payable: 5.86%[1][8]	2002	**50.0**	50.0
	Medium-term notes payable: 6.875%[3]	2012	**40.0**	—
			144.7	120.8
Diversified Companies	Dock and wharf bonds, fixed rate of 5.0% for 2001, variable rate of 3.79% for 2000 [1][5]	2007	**110.6**	110.6
	Non-recourse secured facility notes, Series A: 7.8%	2002-2012	**118.5**	125.5
	Non-recourse secured facility notes: 9.875%	2002-2008	**17.1**	19.5
	Non-recourse secured facility notes, variable rate: 5.43% for 2001 and 9.55% for 2000[1]	2002-2007	**57.9**	65.0
	Non-recourse secured facility notes: 10.1%	2002-2009	**16.9**	17.0
	Non-recourse secured facility notes: 9.629%	2002-2010	**28.0**	31.2
	Capital lease: implicit rate of 8.5%	2002-2003	**27.6**	29.7
	Construction financing, 7.82%	2001	**—**	10.1
			376.6	408.6
TECO Finance	Medium-term notes payable, various rates: 7.54% for 2001 and 2000[1]	2002	**9.0**	9.0
	Unamortized debt premium (discount), net		**6.7**	0.8
			2,631.3	1,611.9
	Less amount due within one year[10]		**788.8**	237.3
Total long-term debt			**$1,842.5**	$1,374.6

(1) Composite year-end interest rate.
(2) These notes are subject to mandatory tender on Oct. 1, 2002, at which time they will be redeemed or remarketed.
(3) These notes are subject to redemption in whole or in part, at any time, at the option of the company.
(4) These notes are callable at par on or after Nov. 15, 2001.
(5) Tax-exempt securities.
(6) Proceeds of these bonds were used to refund bonds with interest rates of 11.625%–12.625 %. For accounting purposes, interest expense has been recorded using blended rates of 8.28%–8.66% on the original and refunding bonds, consistent with regulatory treatment.
(7) Proceeds of these bonds were used to refund bonds with an interest rate of 9.9% in February 1995. For accounting purposes, interest expense has been recorded using a blended rate of 6.52% on the original and refunding bonds, consistent with regulatory treatment.
(8) These notes are subject to mandatory tender on Sept. 1, 2002, at which time they will be redeemed or remarketed.
(9) These long-term debt agreements contain various restrictive covenants, including provisions related to interest coverage, maximum levels of debt to total capitalization and limitations on dividends.
(10) Of the amount due in 2002, $0.8 million may be satisfied by the substitution of property in lieu of cash payments.

TECO Transport entered into a capital lease agreement with Midwest Marine Management Company in March 1998 for the charter of additional capacity. This lease covers 110 river barges and three towboats, classified as property, plant and equipment on the balance sheet; the corresponding $35 million five-year lease commitment was recorded as long-term debt on the balance sheet. The following is a schedule of future minimum lease payments under the capitalized lease together with the present value of the net minimum lease payments as of Dec. 31, 2001:

Year ended Dec. 31:	Amount *(millions)*
2002	$ 4.6
2003	25.8
Total minimum lease payments	30.4
Less: Amount representing interest	2.8
Present value of net minimum lease payments, including current maturities of $2.3 million	$27.6

Substantially all of the property, plant and equipment of Tampa Electric is pledged as collateral to secure its long-term debt. TECO Energy's maturities and annual sinking fund requirements of long-term debt for the years 2003, 2004, 2005 and 2006 are $129.9 million, $31.6 million, $34.2 million and $36.5 million, respectively. Of these amounts $0.8 million per year for 2003 through 2006 may be satisfied by the substitution of property in lieu of cash payments.

At Dec. 31, 2001, total long-term debt had a carrying amount of $1,842.5 million and an estimated fair market value of $1,966.0 million. The estimated fair market value of long-term debt was based on quoted market prices for the same or similar issues, on the current rates offered for debt of the same remaining maturities, or for long-term debt issues with variable rates that approximate market rates, at carrying amounts. The carrying amount of long-term debt due within one year approximated fair market value because of the short maturity of these instruments.

F. SHORT-TERM DEBT

Notes payable consisted primarily of commercial paper with weighted average interest rates of 1.99% and 6.53%, at Dec. 31, 2001 and 2000, respectively. The carrying amount of notes payable approximated fair market value because of the short maturity of these instruments.

The company has in place a $1 billion syndicated line of credit facility, comprised of $700 million for TECO Energy and $300 million for Tampa Electric Company. There were no borrowings outstanding at Dec. 31, 2001. These lines of credit require commitment fees ranging from .08% to .13% on the unused balances. Within this $1 billion facility, TECO Energy has $250 million of capacity to issue letters of credit. See **Note O** for January and February 2002 activity related to these letters of credit.

G. EMPLOYEE POSTRETIREMENT BENEFITS

Pension Benefits

TECO Energy has a non-contributory defined benefit retirement plan which covers substantially all employees. Benefits are based on employees' age, years of service and final average earnings. On April 1, 2000, the plan was amended to provide for benefits to be earned and payable substantially on a lump sum basis through an age and service credit schedule for eligible participants leaving the company on or after July 1, 2001. Other significant provisions of the plan, such as eligibility, definitions of credited service, final average earnings, etc., were largely unchanged. This amendment resulted in decreased pension expense of approximately $.8 million and $2.0 million in 2001 and 2000, respectively, and a reduction of benefit obligation of $6.2 million and $14.4 million at Sept. 30, 2001 and Dec. 31, 2000, respectively.

The company's policy is to fund the plan within the guidelines set by ERISA for the minimum annual contribution and the maximum allowable as a tax deduction by the IRS. About 60 percent of plan assets were invested in common stock and 40 percent in fixed income investments at Sept. 30, 2001.

Amounts shown also include the unfunded obligations for the supplemental executive retirement plans, non-qualified, non-contributory defined benefit retirement plans available to certain senior management. TECO Energy reported $0.3 million and $2 million of comprehensive income in 2001 and 2000, respectively, and $5.5 million of comprehensive loss in 1999 related to adjustments to the minimum pension liability associated with the supplemental executive retirement plan.

In 2001, TECO Energy elected to change the measurement date for pension obligations and plan assets from Dec. 31 to Sept. 30. The effect of this accounting change is not material.

Other Postretirement Benefits

TECO Energy and its subsidiaries currently provide certain postretirement health care and life insurance benefits for substantially all employees retiring after age 55 meeting certain service requirements. The company contribution toward health care coverage for most employees who retired after Jan. 1, 1990 and before July 1, 2001, is limited to a defined dollar benefit based on years of service. On April 1, 2000, the company adopted changes to this program for participants retiring from the company on or after July 1, 2001, after age 50 that meet certain service requirements. The company contribution toward pre-65 and post-65 health care coverage for most employees retiring on or after July 1, 2001, is limited to a defined dollar benefit based on an age and service schedule. The impact of this amendment, including a change in the company's commitment for future retirees combined with a grandfathering provision for current retired participants, resulted in a reduction in the benefit obligation of $1.4 million in 2001 and an increase of $22.9 million in 2000. Postretirement benefit levels are substantially unrelated to salary. The company reserves the right to terminate or modify the plans in whole or in part at any time.

In 2001, TECO Energy elected to change the measurement date for benefit obligations from Dec. 31 to Sept. 30. The effect of this accounting change is not material.

The following charts summarize the income statement and balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and other postretirement benefits.

(millions)		*Pension Benefits* 2001	2000	1999	*Other Postretirement Benefits* 2001	2000	1999
Components of net periodic benefit expense	Service cost (benefits earned during the period)	**$11.2**	$10.7	$12.9	**$ 3.4**	$ 3.0	$ 3.6
	Interest cost on projected benefit obligations	**27.9**	27.5	27.2	**10.9**	8.9	6.9
	Expected return on assets	**(42.0)**	(40.8)	(34.6)	**—**	—	—
	Amortization of:						
	Transition obligation (asset)	**(1.1)**	(1.0)	(0.9)	**2.7**	2.7	2.7
	Prior service cost (benefit)	**(0.5)**	0.2	1.2	**2.0**	1.7	0.6
	Actuarial (gain) loss	**(4.4)**	(5.6)	5.2	**0.4**	(0.2)	0.2
	Pension expense	**(8.9)**	(9.0)	11.0	**19.4**	16.1	14.0
	Special termination benefit charge	**—**	1.1	—	**—**	0.2	—
	Additional amounts recognized	**—**	—	—	**—**	0.9	—
	Net pension (benefit) expense recognized in the Consolidated Statements of Income	**$ (8.9)**	$ (7.9)	$11.0	**$19.4**	$ 17.2	$14.0

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-qualified pension plans with accumulated benefit obligations in excess of plan assets were $27.3 million, $23.5 million and $0 respectively as of Sept. 30, 2001 and $26.1 million, $23.0 million and $0 as of Dec. 31, 2000.

(millions)		*Pension Benefits* 2001	2000	*Other Postretirement Benefits* 2001	2000
Change in benefit obligation	Net benefit obligation at prior measurement date	**$379.9**	$360.4	**$ 130.8**	$ 93.1
	Change in benefit obligation due to:				
	Service cost	**11.2**	10.7	**3.4**	3.0
	Interest cost	**27.9**	27.5	**10.9**	8.9
	Plan participants' contributions	**—**	—	**0.9**	1.1
	Actuarial (gain) loss	**(8.7)**	17.8	**11.6**	8.5
	Plan amendments	**(6.2)**	(14.4)	**(1.4)**	22.9
	Special termination benefits	**—**	1.1	**—**	0.2
	Gross benefits paid	**(21.8)**	(23.2)	**(6.0)**	(6.9)
	Net benefit obligation at measurement date	**$382.3**	$379.9	**$ 150.2**	$ 130.8
Change in plan assets	Fair value of plan assets at prior measurement date	**$493.8**	$512.1	**$ —**	$ —
	Change in plan assets due to:				
	Actual return on plan assets	**(43.7)**	6.2	**—**	—
	Employer contributions	**2.1**	1.6	**5.1**	5.8
	Plan participants' contributions	**—**	—	**0.9**	1.1
	Gross benefits paid (including expenses)	**(24.2)**	(26.1)	**(6.0)**	(6.9)
	Fair value of plan assets at measurement date	**$428.0**	$493.8	**$ —**	$ —
Funded status	Funded status at measurement date	**$ 45.7**	$113.9	**$(150.2)**	$(130.8)
	Net contributions after measurement date	**0.4**	N/A	**1.7**	N/A
	Unrecognized net actuarial (gain) loss	**(44.0)**	(127.8)	**16.9**	5.6
	Unrecognized prior service cost (benefit)	**(9.0)**	(3.3)	**24.3**	27.7
	Unrecognized net translation obligation (asset)	**(3.6)**	(4.7)	**30.1**	32.8
	Accrued liability at end of year	**$ (10.5)**	$ (21.9)	**$ (77.2)**	$ (64.7)
Assumptions used in determining actuarial valuations	Discount rate to determine projected benefit obligation	**7.5%**	7.5%	**7.5%**	7.5%
	Rate of increase in compensation levels	**4.7%**	4.7%		
	Plan asset growth rate through time	**9.0%**	9.0%		

The assumed health care cost trend rate for medical costs prior to age 65 was 5.5% in 2001 and decreases to 5.0% in 2002 and thereafter. The assumed health care cost trend rate for medical costs after age 65 was 5.3% in 2001 and decreases to 5.0% in 2002 and thereafter.

A 1 percent increase in the medical trend rates would produce an 8 percent ($1.1 million) increase in the aggregate service and interest cost for 2001 and an 8 percent ($12.0 million) increase in the accumulated postretirement benefit obligation as of Sept. 30, 2001.

A 1 percent decrease in the medical trend rates would produce a 5 percent ($0.7 million) decrease in the aggregate service and interest cost for 2001 and a 4 percent ($6.3 million) decrease in the accumulated postretirement benefit obligation as of Sept. 30, 2001.

H. INCOME TAX EXPENSE

Income tax expense consists of the following components:

(millions)	*Federal*	*State*	*Total*
2001			
Currently payable	**$ 77.8**	**$19.9**	**$ 97.7**
Deferred	**(95.5)**	**(7.4)**	**(102.9)**
Amortization of investment tax credits	**(4.9)**	—	**(4.9)**
Total income tax expense	**$(22.6)**	**$12.5**	**$(10.1)**
2000			
Currently payable	$ 92.6	$ 8.4	$101.0
Deferred	(81.1)	3.5	(77.6)
Amortization of investment tax credits	(4.9)	—	(4.9)
Total income tax expense	$ 6.6	$11.9	$ 18.5
1999			
Currently payable	$ 89.6	$13.0	$102.6
Deferred	(11.5)	1.1	(10.4)
Amortization of investment tax credits	(5.2)	—	(5.2)
Income tax expense from continuing operations	72.9	14.1	87.0
Currently payable	(3.6)	(0.3)	(3.9)
Deferred	(4.4)	(0.5)	(4.9)
Income tax benefit from discontinued operations	(8.0)	(0.8)	(8.8)
Total income tax expense	$ 64.9	$13.3	$ 78.2

Deferred taxes result from temporary differences in the recognition of certain liabilities or assets for tax and financial reporting purposes. The principal components of the company's deferred tax assets and liabilities recognized in the balance sheet are as follows:

(millions) *Dec. 31,*	*2001*	*2000*
Deferred income tax assets[1]		
Property related	**$ 87.7**	$ 77.6
Basis differences in oil and gas producing properties	**1.2**	1.2
Alternative minimum tax credit carry forward	**105.5**	58.1
Other	**47.6**	37.5
Total deferred income tax assets	**242.0**	174.4
Deferred income tax liabilities[1]		
Property related	**(522.8)**	(499.4)
Basis differences in oil and gas producing properties	**(8.9)**	(11.0)
Other	**33.0**	7.1
Total deferred income tax liabilities	**(498.7)**	(503.3)
Accumulated deferred income taxes	**$(256.7)**	$(328.9)

(1) Certain property related assets and liabilities have been netted.

The total income tax provisions differ from amounts computed by applying the federal statutory tax rate to income before income taxes for the following reasons:

(millions)	*2001*	*2000*	*1999*
Net income from continuing operations	**$ 303.7**	$ 250.9	$ 200.9
Total income tax provision (benefit)	**(10.1)**	18.5	87.0
Income from continuing operations before income taxes	**$ 293.6**	$ 269.4	$ 287.9
Income taxes on above at federal statutory rate of 35%	**$ 102.8**	$ 94.3	$ 100.8
Increase (Decrease) due to			
State income tax, net of federal income tax	**8.1**	7.8	9.2
Amortization of investment tax credits	**(4.9)**	(4.9)	(5.2)
Non-conventional fuels tax credit	**(102.3)**	(68.3)	(17.2)
Permanent reinvestment-foreign income	**(7.2)**	(9.3)	(1.4)
Other	**(6.6)**	(1.1)	0.8
Total income tax provision from continuing operations	**$ (10.1)**	$ 18.5	$ 87.0
Provision for income taxes as a percent of income from continuing operations, before income taxes	**(3.4%)**	6.9%	30.2%

The provision for income taxes as a percent of income from discontinued operations was 37.5% for 1999. There was no income from discontinued operations in 2001 or 2000. The total effective income tax rate differs from the federal statutory rate due to state income tax, net of federal income tax, the non-conventional fuels tax credit and other miscellaneous items. The actual cash paid for income taxes as required by the alternative minimum tax rules in 2001, 2000, and 1999 was $52.4 million, $83.9 million and $62.1 million, respectively.

I. DISCONTINUED OPERATIONS

TeCom

On Nov. 4, 1999, TECO Energy completed the sale of the assets of TeCom, Inc. for $1.0 million in cash. The company decided to exit the automated energy management systems business because it lacked the distribution channels necessary to effectively reach the markets for its products.

As a result of the company's intention to sell this business, all activities of the subsidiary through Sept. 1, 1999, the measurement date, were reported as discontinued operations on the Consolidated Statements of Income, including amounts from prior years which have been reclassified from continuing operations to discontinued operations. After-tax losses from discontinued operations were $2.5 million for the year ended Dec. 31, 1999. The loss on the sale of the assets of TeCom, including an estimate of activities after the measurement date, was reported as a loss on disposal of discontinued operations. The net after-tax loss from TeCom's disposal of discontinued operations in 1999 was $12.9 million, or 10 cents per share.

Total revenues from discontinued operations related to TeCom were $1.2 million for the year ended Dec. 31, 1999. There were no revenues in 2001 or 2000.

TECO Oil & Gas

On Aug. 28, 1997, the company announced its plan to discontinue operations of its conventional oil and gas subsidiary, TECO Oil & Gas, Inc. Since its formation in 1995, TECO Oil & Gas participated in joint ventures utilizing 3-D seismic imaging in the exploration for oil and gas.

In 1998, TECO Oil & Gas sold its offshore assets for cash and a note receivable (the "Note") to American Resources Offshore, Inc. (ARO) and wrote off the recorded value of all assets associated with the discontinued oil and gas operation, for a net after-tax gain reported from disposal of discontinued operations of $6.1 million.

In March 1999, TECO Oil & Gas sold the Note to a third party for $500,000 in cash, and in a separate transaction ARO agreed to assume disputed joint billing payments of approximately $425,000. A $0.6 million after-tax gain from these transactions was recognized in 1999 as a gain on disposal of discontinued operations.

There were no significant revenues from the discontinued oil and gas operations in 2001, 2000 or 1999.

J. EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board issued FAS 128, Earnings per Share, which requires disclosure of basic and diluted earnings per share and a reconciliation (where different) of the numerator and denominator from basic to diluted earnings per share. The reconciliation of basic and diluted earnings per share is shown below:

Year ended December 31,	*2001*	*2000*	*1999*
Numerator			
Net Income from continuing operations, basic	**$303.7**	$250.9	$200.9
Effect of contingent performance shares	**—**	(1.9)	—
Net Income from continuing operations, diluted	**$303.7**	$249.0	$200.9
Net Income, basic	**$303.7**	$250.9	$186.1
Effect of contingent performance shares	**—**	(1.9)	—
Net Income, diluted	**$303.7**	$249.0	$186.1
Denominator			
Average number of shares outstanding - basic	**134.5**	125.9	131.0
Plus: incremental shares for assumed conversions:			
Stock options at end of period and contingent performance shares	**4.2**	3.3	2.3
Less: Treasury shares which could be purchased	**(3.3)**	(2.9)	(2.1)
Average number of shares outstanding - diluted	**135.4**	126.3	131.2
Earnings per share from continuing operations			
Basic	**$2.26**	$1.99	$1.53
Diluted	**$2.24**	$1.97	$1.53
Earnings per share			
Basic	**$2.26**	$1.99	$1.42
Diluted	**$2.24**	$1.97	$1.42

K. SEGMENT INFORMATION

TECO Energy is an electric and gas utility holding company with significant diversified activities. The management of TECO Energy determined its reportable segments based on each subsidiary's contribution of revenues, operating income, net income and total assets. All significant intercompany transactions are eliminated in the consolidated financial statements of TECO Energy but are included in determining reportable segments in accordance with FAS 131, Disclosures about Segments of an Enterprise and Related Information. In November 1999, TECO Energy sold the assets of TeCom, the company's advanced energy management technology subsidiary. Information presented here for 1999 excludes TeCom's results, which are reflected in the consolidated financial statements as discontinued operations.

SEGMENT INFORMATION

(millions)		Revenues[1][2]	Net Income[1][3]	Depreciation[1]	Assets at Dec. 31,	Capital Expenditures for the Year
2001	Tampa Electric	**$1,412.7[4]**	**$154.0**	**$173.4**	**$3,274.2**	**$426.3**
	Peoples Gas System	**352.9**	**23.1**	**27.9**	**528.9**	**73.0**
	TECO Power Services	**287.1[5]**	**26.9**	**28.4**	**1,935.4[9][10]**	**397.5**
	TECO Transport	**274.9[6]**	**27.5**	**24.1**	**333.1**	**38.8**
	TECO Coal	**303.4[7]**	**59.0**	**28.3**	**258.5**	**25.8**
	Other diversified businesses	**267.2[8]**	**35.1**	**15.9**	**373.3[11][12]**	**4.5**
		2,898.2	**325.6**	**298.0**	**6,703.4**	**965.9**
	Other and eliminations	**(249.6)**	**(21.9)**	**—**	**18.7**	**—**
	TECO Energy consolidated	**$2,648.6**	**$303.7**	**$298.0**	**$6,722.1**	**$965.9**
2000	Tampa Electric	$1,353.8[4]	$144.5	$161.6	$2,957.1	$267.1
	Peoples Gas System	314.5	21.8	25.8	513.3	82.2
	TECO Power Services	199.0[5]	22.8	18.5	1,350.6[9][10]	243.5
	TECO Transport	269.8[6]	29.2	22.0	311.3	21.1
	TECO Coal	232.8[7]	33.5	26.9	246.3	64.0
	Other diversified businesses	153.4[8]	28.1	13.4	294.6[11][12]	10.6
		2,523.3	279.9	268.2	5,673.2	688.5
	Other and eliminations	(228.7)	(29.0)	—	61.1	(0.1)
	TECO Energy consolidated	$2,294.6	$250.9	$268.2	$5,734.3	$688.4
1999	Tampa Electric	$1,199.8[4][13][14]	$138.8[16]	$147.6	$2,827.3	$228.7
	Peoples Gas System	251.7	19.8	23.1	433.1	84.5
	TECO Power Services	106.8[5]	9.3	9.3	700.4[9][10]	68.5
	TECO Transport	251.9[6]	26.2	21.9	312.0	18.6
	TECO Coal	237.3[7]	13.0	16.1	193.2	23.4
	Other diversified businesses	107.8[8]	23.7	14.2	223.0[12]	3.1
		2,155.3	230.8	232.2	4,689.0	426.8
	Other and eliminations	(177.0)[15]	(29.9)[17]	—	1.1	(0.7)
	TECO Energy consolidated	$1,978.3	$200.9	$232.2	$4,690.1	$426.1

(1) From continuing operations.
(2) Revenues for all periods have been restated to reflect the reclassification of earnings from equity investments from Revenues to Other Income. There was no impact to net income.
(3) Beginning in 2001, segment net income is reported on a basis that includes internally allocated financing costs. Prior period net income has been restated to reflect estimated internally allocated financing costs that would have been attributable to such prior periods. Internally allocated costs for 2001, 2000 and 1999 were at pretax rates of 7%, 6.75% and 6.75% respectively, based on the average investment in each subsidiary.
(4) Revenues from sales to affiliates were $32.6 million, $32.4 million and $24.8 million in 2001, 2000 and 1999, respectively.
(5) Revenues from sales to affiliates were $65.0 million, $67.6 million and $35.5 million in 2001, 2000 and 1999, respectively.
(6) Revenues from sales to affiliates were $123.2 million, $118.0 million and $101.0 million in 2001, 2000 and 1999, respectively.
(7) Revenues from sales to affiliates were $5.1 million, $4.3 million and $23.1 million in 2001, 2000 and 1999, respectively.
(8) Revenues from sales to affiliates were $23.7 million, $6.5 million and $0.6 million in 2001, 2000 and 1999, respectively.
(9) Total assets include investments in unconsolidated affiliates of $120.4 million, $145.5 million and $103.3 million at Dec. 31, 2001, 2000 and 1999, respectively. Total assets also includes $286.4 million and $383.1 million in other non-current equity investments at Dec. 31, 2001 and 2000, respectively.
(10) Total assets include $129.4 million, $65.7 million and $40.9 million in goodwill net of amortization at Dec. 31, 2001, 2000 and 1999, respectively.
(11) Total assets include $52.5 million and $50.4 million in investments in unconsolidated affiliates at Dec. 31, 2001 and 2000, respectively.
(12) Total assets include $36.4 million, $27.4 million and $1.9 million in goodwill net of amortization at Dec. 31, 2001, 2000 and 1999, respectively.
(13) Revenues shown for 1999 exclude a $7.9 million credit resulting from a charge. See **Note L**.
(14) Revenues shown for 1999 are after the revenue deferral of $11.9 million.
(15) Revenues include a pretax benefit of $7.9 million in 1999. See **Note L**.
(16) Net income excludes after-tax charges totaling $13.7 million in 1999. See **Note L**.
(17) Net income includes after-tax charges totaling $19.6 million in 1999, which included $13.7 million of charges recorded at Tampa Electric. See **Note L**.

Tampa Electric Company provides retail electric utility services to almost 584,000 customers in West Central Florida. Its Peoples Gas System division is engaged in the purchase, distribution and marketing of natural gas for more than 272,000 residential, commercial, industrial and electric power generation customers in the state of Florida.

TECO Transport Corporation, through its wholly owned subsidiaries, transports, stores and transfers coal and other dry bulk commodities for third parties and Tampa Electric. TECO Transport's subsidiaries operate on the Mississippi, Ohio and Illinois rivers, in the Gulf of Mexico and worldwide.

TECO Coal Corporation, through its wholly owned subsidiaries, owns mineral rights, and owns or operates surface and underground mines and coal processing and loading facilities in Kentucky, Tennessee and Virginia. In 2000, these subsidiaries began operating two synthetic fuel processing facilities, whose production qualifies for the non-conventional fuels tax credit. TECO Coal's subsidiaries sell their coal production to third parties.

TECO Power Services Corporation (TPS) has subsidiaries that have interests in independent power projects in Florida, Virginia, Texas, Arkansas, Mississippi, Arizona, Hawaii and Guatemala, and transmission and distribution facilities in Guatemala. TPS also has investments in unconsolidated affiliates that participate in independent power projects in other parts of the U.S. and the world.

TECO Energy's other diversified businesses are engaged in natural gas production from coalbeds, the marketing of natural gas, and energy services and engineering. Also included is the company's investment in the propane business.

Foreign Operations

TPS has independent power operations and investments in Guatemala.

TPS, through its subsidiaries, has a 96 percent ownership interest and operates a 78-megawatt power station that supplies energy to Empresa Eléctrica de Guatemala, S.A. (EEGSA), an electric utility in Guatemala, under a U.S. dollar-denominated power sales agreement.

At Dec. 31, 2001, TPS, through a wholly owned subsidiary, had a 100 percent ownership interest in a 120-megawatt power station and in transmission facilities in Guatemala. The plant provides capacity under a U.S. dollar-denominated power sales agreement to EEGSA.

TPS, through a subsidiary, owns a 30 percent interest in a consortium that includes Iberdrola, an electric utility in Spain, and Electricidade de Portugal, an electric utility in Portugal. The consortium owns an 80.9 percent interest in EEGSA.

Total assets at Dec. 31, 2001, 2000 and 1999 included $454.2 million, $442.6 million and $379.4 million, respectively, related to these Guatemalan operations and investments. Revenues included $79.9 million, $69.0 million and $19.5 million for the years ended Dec. 31, 2001, 2000 and 1999, respectively, and operating income included $38.0 million, $23.7 million and $10.1 million for the years ended Dec. 31, 2001, 2000 and 1999, respectively, from these Guatemalan operations and investments.

L. OTHER NON-OPERATING ITEMS AFFECTING NET INCOME

2001

In the first quarter of 2001, TECO Energy recorded $7.2 million of after-tax charges ($11.1 million pretax) to adjust asset valuations. The adjustments included a $6.1 million after-tax adjustment ($9.3 million pretax) related to the sale of TPS' minority interests in Energía Global International, Ltd. (EGI) which owned smaller power generation projects in Central America, and a $1.1 million after-tax adjustment ($1.8 million pretax) to adjust the carrying value of leveraged leases at TECO Investments.

2000

In 2000, TECO Energy's results included an $8.3-million, after-tax gain from the US Propane and Heritage Propane transactions offset by after-tax charges of $5.2 million to adjust the value of leveraged leases and $3.8 million to adjust property values at TECO Properties. Because of the offsetting nature of these items, there was no significant effect on earnings in 2000.

1999

In 1999, TECO Energy's results included charges totaling $21.1 million pretax ($19.6 million after tax) and consisted of the following:

Tampa Electric recorded a charge of $10.5 million ($6.4 million after tax) based on FPSC audits of its 1997 and 1998 earnings, which among other things, limited its equity ratio to 58.7 percent, a decrease of 91 basis points and 224 basis points from 1997's and 1998's ratios, respectively.

Tampa Electric also recorded a charge of $3.5 million after tax, representing management's estimate of additional expense to resolve the litigation filed by the United States Environmental Protection Agency, which was then pending.

After-tax charges totaling $6.1 million were also recognized reflecting corporate income tax provisions and settlements related to prior years' tax returns. These charges were recorded at Tampa Electric (a $3.8-million net after-tax charge, after recovery under the then current regulatory agreement), at TECO Investments (a $4.3-million after-tax charge) and at the TECO Energy corporate level (a $2.0-million after-tax benefit).

A charge of $6.0 million ($3.6 million after tax) was recorded to adjust the carrying value of certain investments in leveraged aircraft leases to reflect lower anticipated residual values.

M. COMMITMENTS AND CONTINGENCIES

TECO Energy has made certain commitments in connection with its continuing capital improvements program. At Dec. 31, 2002, these commitments totaled approximately $1.6 billion, with $1.2 billion related to 2002 and $0.4 billion related to the 2003 – 2006 period. TECO Energy estimates that net capital investments for ongoing businesses will be about $1.2 billion in 2002, $764 million in 2003 and approximately $862 million for the years 2004 through 2006, as summarized below.

FORECASTED-CAPITAL INVESTMENTS

(millions)	*2002*	*2003*	*2004 – 2006*	*Total 2002-2006*
Florida Operations	$ 603	$359	$761	$1,723
Independent Power	514	352	—	866
Transportation	20	24	55	99
Other	46	29	46	121
	$1,183	$764	$862	$2,809

For 2002, Tampa Electric expects to spend $541 million, consisting of $330 million for the repowering project at the Gannon Station, $16 million in construction costs on Polk Unit 3 and $195 million to support system growth and generation reliability. Tampa Electric's estimated capital expenditures over the 2003-2006 period are projected to be $878 million, including $131 for the Gannon repowering project. At the end of 2001, Tampa Electric had outstanding commitments of about $453 million for the Gannon repowering project and Polk Unit 3.

Capital expenditures for Peoples Gas System are expected to be about $62 million in 2002 and $242 million during the 2003-2006 period. Included in these amounts are approximately $42 million annually for projects associated with customer growth and system expansion. The remainder represents capital expenditures for ongoing maintenance and system safety.

TPS expects to invest $514 million in 2002, which is net of $500 million of non-recourse project financing expected for the Dell, McAdams, Frontera and Commonwealth Chesapeake power stations, and $352 million in 2003, mainly for the completion of the Gila River, Union, Dell and McAdams power stations. At the end of 2001, TPS had outstanding commitments of about $1.1 billion on these projects.

Estimates for TPS include net contributions to projects of unconsolidated affiliates and other investments of $984 million. These amounts, consisting primarily of the net investments in the Union and Gila River power stations, are estimated at $664 million in 2002 and $320 million in 2003. The 2002 amounts are net of $460 million of non-recourse project construction financing for the Union and Gila River power stations, and include $125 million of TPS equity investment upon completion of the first phase of the Union Power Station.

The other unregulated companies expect to invest $66 million in 2002 and $154 million during 2003 through 2006, mainly for normal renewal and replacement capital.

Tampa Electric Company is a potentially responsible party for certain superfund sites and, through its Peoples Gas System division, for certain superfund and former manufactured gas plant sites. While the joint and several liability associated with these sites presents the potential for significant response costs, Tampa Electric Company estimates its ultimate financial liability at approximately $22 million over the next 10 years. The environmental remediation costs associated with these sites have been recorded on the accompanying consolidated balance sheet and are not expected to have a significant impact on customer prices.

TECO Energy has commitments under long-term operating leases, primarily for building space, office equipment and heavy equipment, three ocean-going barges and one ocean-going tug boat at TECO Transport, and certain equipment at TPS' Hardee Power Station. On Dec. 21, 2001, TECO Transport sold three ocean-going barges and one ocean-going tug boat in a sales-leaseback transaction to be accounted for as an operating lease. The lease term is 12 years with an early buyout option in January 2007. TPS completed a transaction on Dec. 29, 2000, where certain equipment at its Hardee Power Station was sold to a third party and leased back under a 12-year operating lease. Total rental expense for these operating leases, included in the Consolidated Statements of Income for the years ended Dec. 31, 2001, 2000 and 1999 was $20.4 million, $17.6 million and $12.8 million, respectively. The following is a schedule of future minimum lease payments at Dec. 31, 2001 for all operating leases with noncancelable lease terms in excess of one year:

Year ended Dec. 31:	*Amount (millions)*
2002	$ 12.0
2003	15.3
2004	15.6
2005	15.0
2006	14.9
Later Years	83.3
Total minimum lease payments	$156.1

The company has outstanding letters of credit of $22.4 million at Dec. 31, 2001, which guarantee performance to third parties related to debt service, major maintenance requirements and various trade activities. The company also has financial guarantees of $265.1 million at Dec. 31, 2001, primarily for construction related debt for projects in which TPS is a participant.

In addition, TECO Energy has guaranteed a $500 million equity bridge loan of the unconsolidated TECO/Panda Affiliate for the construction of the Gila River and Union power stations. The TPS equity bridge financing includes two financial covenants, debt to capital and interest coverage requirements on a TECO Energy consolidated basis. The debt to capital as defined in the agreements must not exceed 65 percent at the end of each quarter and interest coverage as defined must equal or exceed 3.0 times for the twelve-month period ended each quarter. At Dec. 31, 2001 debt to capital was 62.1 percent and interest coverage was 4.3 times. In addition, this financing requires that TECO Energy maintain senior unsecured credit ratings better or equal to one rating of BBB and one rating of BBB-. Failure to meet these covenants would constitute a default event and the financing would become due and payable.

N. MERGERS, ACQUISITIONS AND DISPOSITIONS

In November 2001, TECO Solutions acquired Prior Energy Corporation, a leading natural gas management company serving customers in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. Prior Energy handles all facets of natural gas energy management services, including natural gas purchasing and marketing. The company has an established market base in the Southeast and one of the top customer service reputations in the region. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations of Prior Energy are included as part of TECO Solutions' results beginning Nov. 1, 2001. The total cost of the acquisition was $23.0 million, plus a net working capital payment of $6.0 million. Goodwill of $8.2 million was recorded, representing the excess of purchase price over the fair market value of assets acquired. Under FAS 141, effective for all business combinations initiated after June 30, 2001, goodwill is no longer subject to amortization. Net intangible assets of $40.8 million were recorded, representing the value of customer backlog and supply agreements as well as the open cash flow hedges as of Nov. 1, 2001, which are being amortized over 2001 through 2004. The purchase price allocation is subject to revision in 2002, based on the final determination of appraised and other fair values. A summary of the estimated assets acquired and liabilities assumed is summarized below:

	millions
Other current assets	$45.9
Property, plant and equipment	0.1
Goodwill	8.2
Intangible assets	40.8
Long-term derivative assets	1.4
Current derivative liabilities	(29.8)
Other current liabilities	(35.1)
Long-term derivative liability	(2.5)
Net assets acquired	$29.0

In March 2001, TPS acquired the Frontera Power Station located near McAllen, Texas, accounting for the transaction using the purchase method of accounting. This 477-megawatt, natural gas-fired combined-cycle plant, originally developed by CSW Energy (CSW), began commercial operation in May 2000. As a condition of the merger of Central & South West Corporation, CSW's parent company, with American Electric Power Company, Inc., the FERC required CSW to divest its ownership in this facility. The total cost of the acquisition was $265.3 million. Goodwill of $70.4 million, representing the excess of purchase price over the fair market value of assets acquired, was recorded, and was amortized on a straight-line basis over 40 years until the requirements of FAS 141 became effective on Jan. 1, 2002 (See **Note A**). The results of operations of Frontera Power Station are included as part of TPS' results beginning March 16, 2001.

A summary of the assets acquired and liabilities assumed is summarized below:

	millions
Current assets	$ 6.0
Property, plant and equipment	180.9
Goodwill	70.4
Other assets	8.7
Current liabilities	(0.7)
Net assets acquired	$265.3

The following pro forma disclosures include Prior Energy and the Frontera Power Station as if they had been included in TECO Energy's financial statements for the years ended Dec. 31, 2001 and 2000, and include Prior Energy for the year ended Dec. 31, 1999.

Pro forma, year ended Dec. 31,	*2001*	*2000*	*1999*
Revenues *(millions)*	**$ 3,250.3**	$ 2,856.2	$ 2,163.9
Net income *(millions)*	**$ 300.3**	$ 253.9	$ 201.6
Earnings per share – basic	**$ 2.23**	$ 2.02	$ 1.54

This pro forma information is not necessarily indicative of the operating results that would have occurred had the acquisitions been completed as of the dates indicated, nor are they indicative of future operating results.

In October 2001, TECO BGA, a unit of TECO Solutions, purchased a district cooling business from FPL Energy Services, a subsidiary of FPL Group. The acquisition includes a 12,000-ton design capacity cooling plant located in downtown Miami. This acquisition provides TECO BGA with a stronger presence in the growing South Florida energy market, long-term contract business, a franchise agreement with the city of Miami and the potential for expansion. The acquisition was accounted for by the purchase method of accounting and, accordingly, its results of operations are included as part of TECO BGA's results beginning Oct. 25, 2001. The total cost of the acquisition was $12.5 million. No goodwill was recorded for the acquisition. The acquisition was not material to the financial statements; no pro forma disclosures are presented.

On Nov. 1, 2000, TECO Coal acquired all of the outstanding stock of Perry County Coal for $14.9 million, comprised of $12.1 million in cash and $2.8 million in notes. Perry County Coal owns or controls more than 23 million tons of low-sulfur reserves, and operates both deep and surface contract mines. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations and assets of Perry County Coal are included as part of TECO Coal's results beginning Nov. 1, 2000.

In September 2000, TECO Energy acquired BCH Mechanical, Inc. and its affiliated companies ("BCH") accounting for the transaction using the purchase method of accounting. BCH is one of the leading mechanical contracting firms in Florida. TECO Energy purchased a combination of stock and assets of the BCH companies for $34.8 million, comprised of $26.1 million in cash, $2.9 million in notes, and 233,819 shares of TECO Energy common stock. Goodwill of $25.9 million representing the excess of purchase price over the fair market value of assets acquired was recorded, and was amortized on a straight-line basis over 20 years, until the requirements of FAS 141 became effective on Jan. 1, 2002 (See **Note A**). The result of operations of BCH are included as part of TECO Energy's results beginning Sept. 1, 2000. BCH is included within the Other diversified businesses segment.

In connection with this transaction, TECO Solutions was formed to support TECO Energy's strategy of offering customers a comprehensive and competitive package of energy services and products. Operating companies under TECO Solutions include TECO BGA (formerly Bosek, Gibson and Associates), BCH, TECO Partners, TECO Propane Ventures, TECO Gas Services, Prior Energy and TECO Properties.

In February 2000, TECO Energy entered into an agreement to form US Propane, a joint venture to combine its Peoples Gas Company (PGC) propane operations with the propane operations of Atmos Energy Corporation, AGL Resources Inc. and Piedmont Natural Gas Company, Inc. In June 2000, US Propane announced that it would combine its propane operations with those of Heritage Propane Partners, L.P. to create the fourth largest retail propane distributor in the United States that will distribute propane to over 480,000 customers in 28 states. Through a series of transactions completed Aug. 10, 2000, US Propane sold its propane business to Heritage Propane Partners for approximately $180 million in cash and other consideration, and purchased all of the outstanding common stock of Heritage Holdings, Inc., the general partner of Heritage Propane Partners, for $120 million. US Propane now owns the general partner interest and 34 percent of the limited partnership interests of Heritage Propane Partners. TECO Energy through its wholly-owned subsidiary TECO Propane Ventures, LLC (TPV), is accounting for its $40.8 million investment, or approximate 38 percent interest in US Propane under the equity method of accounting. As a result of these transactions, TPV also received $19.3 million in cash and recognized a pretax gain of $13.6 million ($8.3 million after-tax) on the sale of PGC assets and liabilities to the extent acquired by US Propane and Heritage Propane Partners.

O. SUBSEQUENT EVENTS

On January 23, 2002, TECO Energy sold 17.965 million units of mandatorily convertible securities in the form of 9.5% mandatorily convertible equity units at $25 per unit. Each security unit consisted of $25 in principal amount of a trust preferred security of TECO Capital Trust II, a Delaware business trust formed by TECO Energy, with a stated liquidation amount of $25 and a contract to purchase shares of common stock of TECO Energy in January 2005 at a price per share of between $26.29 and $30.10 based on the market price at the time. The equity units represent an indirect interest in a corresponding amount of TECO Energy subordinated debt. The $436 million net proceeds from the offering were used to repay short-term debt and for general corporate purposes.

As part of its $1 billion line of credit facility, TECO Energy has the capacity to issue up to $250 million in letters of credit with a syndicate of banks. In January and February 2002, TECO Energy issued $141.7 million in letters of credit under this facility, primarily related to construction support for the Gila River and Union power stations.

On February 7, 2002, TPS entered into an agreement for TPS to purchase and for Panda Energy International Inc. (Panda) to sell its interest in TECO-Panda Generating Company L.P., the joint venture formed to build, own and operate the Gila River and Union power stations, in 2007 for up to $60 million. Panda has the right to cancel the transaction for $20 million. The purchase agreement can be triggered earlier under certain default conditions under a bank loan made to Panda using the purchase agreement as collateral.

P. QUARTERLY DATA *(unaudited)*

Financial data by quarter is as follows: *(unaudited)*

	Quarter ended	*March 31*	*June 30*	*Sept. 30*	*Dec. 31*
2001	Revenues(1)	**$ 671.1**	**$ 641.9**	**$ 677.8**	**$ 657.8**
	Income from operations(1)	**$ 109.4**	**$ 105.9**	**$ 136.5**	**$ 70.7**
	Net income(1)	**$ 69.7**	**$ 71.9**	**$ 97.3**	**$ 64.8**
	Earnings per share (EPS) - basic	**$ 0.54**	**$ 0.53**	**$ 0.72**	**$ 0.47**
	Earnings per share (EPS) - diluted	**$ 0.53**	**$ 0.52**	**$ 0.71**	**$ 0.47**
	Dividends paid per common share(2)	**$ 0.335**	**$ 0.345**	**$ 0.345**	**$ 0.345**
	Stock price per common share(3)				
	High	**$ 32.125**	**$ 32.970**	**$ 31.650**	**$ 28.300**
	Low	**$ 26.100**	**$ 28.780**	**$ 25.530**	**$ 24.750**
	Close	**$ 29.960**	**$ 30.500**	**$ 27.100**	**$ 26.240**
2000	Revenues(1)	$ 524.5	$ 559.5	$ 614.7	$ 596.4
	Income from operations(1)	$ 108.0	$ 99.7	$ 121.0	$ 84.9
	Net income(1)	$ 53.5	$ 57.5	$ 82.1	$ 57.8
	Earnings per share (EPS) - basic	$ 0.42	$ 0.46	$ 0.65	$ 0.46
	Earnings per share (EPS) - diluted	$ 0.42	$ 0.46	$ 0.65	$ 0.44
	Dividends paid per common share(2)	$ 0.325	$ 0.335	$ 0.335	$ 0.335
	Stock price per common share(3)				
	High	$ 20.625	$ 23.125	$ 28.750	$ 33.188
	Low	$ 17.250	$ 19.188	$ 20.188	$ 26.563
	Close	$ 19.438	$ 20.063	$ 28.750	$ 32.375

Quarterly Stock Price

(Dollars Per Share)


34
28
22
16
1 2 3 4 1 2 3 4
2000
2001
Close

(1) Millions.
(2) Dividend paid on TECO Energy common stock.
(3) Trading prices for common shares.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TECO ENERGY, INC.,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common equity and cash flows present fairly, in all material respects, the financial position of TECO Energy, Inc. and its subsidiaries at Dec. 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in **Note A** to the Financial Statements, the company adopted the provisions of Financial Accounting Standard 133, Accounting for Derivative Instruments and Hedging on Jan. 1, 2001.

PricewaterhouseCoopers LLP

Tampa, Florida

Jan. 11, 2002, except for the information in **Note O** as to which the dates are Jan. 23, 2002, Feb. 1, 2002 and Feb. 7, 2002

SELECTED FINANCIAL DATA

(Millions, except per share amounts)

Year ended Dec. 31,	*2001*	*2000*	*1999*	*1998*	*1997*
Revenues	**$2,648.6**	$2,294.6	$1,978.3	$1,950.7	$1,858.0
Net income from continuing operations	**$ 303.7**	$ 250.9	$ 200.9[1]	$ 204.2[2]	$ 211.5[3]
Net loss from discontinued operations	—	—	(2.5)	(3.8)	(6.6)
Gain (loss) on disposal of discontinued operations	—	—	(12.3)	6.1	(3.0)
Net income	**$ 303.7**	$ 250.9	$ 186.1[1]	$ 206.5[2]	$ 201.9[3]
Total assets	**$6,722.1**	$5,734.3	$4,690.1	$4,179.3	$3,960.4
Long-term debt	**$1,842.5**	$1,374.6	$1,207.8	$1,279.6	$1,080.2
Earnings per share (EPS) – basic					
From continuing operations	**$ 2.26**	$ 1.99	$ 1.53[1]	$ 1.55[2]	$ 1.62[3]
From discontinued operations	—	—	(0.02)	(.03)	(0.05)
Disposal of discontinued operations	—	—	(0.09)	.05	(0.03)
EPS basic	**$ 2.26**	$ 1.99	$ 1.42[1]	$ 1.57[2]	$ 1.54[3]
Dividends paid per common share[4]	**$ 1.37**	$ 1.33	$ 1.285	$ 1.225	$ 1.165

(1) Includes the effect of charges discussed **in Note L**, which reduced net income by $19.6 million and earnings per share by $0.15 in 1999.
(2) Includes the effect of charges, which reduced net income by $19.6 million and earnings per share by $0.15 in 1998.
(3) Includes the effect of merger-related transaction expenses, which reduced net income by $5.3 million and earnings per share by $0.04 in 1997.
(4) Dividend paid on TECO Energy common stock.

TECO ENERGY EXECUTIVE OFFICERS


Robert D. Fagan
Chairman of the Board,
President and
Chief Executive Officer


William N. Cantrell
President
Peoples Gas System and
TECO Solutions


Royston K. Eustace
Senior Vice President
Business Development


Gordon L. Gillette
Senior Vice President
Finance and
Chief Financial Officer


Richard Lehfeldt
Senior Vice President
External Affairs


Richard E. Ludwig
President
TECO Power Services


Sheila M. McDevitt
Senior Vice President
General Counsel


John B. Ramil
President
Tampa Electric


D. Jeffrey Rankin
President
TECO Transport


J.J. Shackleford
President
TECO Coal

TECO Energy Staff Officers

Charles A. Attal, III	Vice President, Deputy General Counsel
Deirdre A. Brown	Vice President, Regulatory Affairs
Sandra W. Callahan	Vice President, Treasury and Risk Management (Treasurer)
Clinton E. Childress	Chief Human Resources Officer
Margarita N. Dominguez	Chief Information Officer
Charles O. Hinson, III	Vice President, State Government Affairs
Wayne W. Hopkins	Vice President, Corporate Communications
Burnis L. Kilpatrick, Jr.	Corporate Compliance Officer
Shirley A. Myers	Vice President, Corporate Accounting and Tax (Chief Accounting Officer)
David E. Schwartz	Vice President, Assistant General Counsel and Corporate Secretary
Janet L. Sena	Vice President, Federal Affairs

BOARD OF DIRECTORS



Robert D. Fagan[3]
Chairman of the Board,
President and
Chief Executive Officer,
TECO Energy, Inc.
Tampa, Florida



DuBose Ausley[3]
Chairman, Ausley &
McMullen (attorneys)
Tallahassee, Florida



Sara L. Baldwin[2]
Private Investor,
Former Vice President,
Baldwin and Sons, Inc.
(insurance agency)
Tampa, Florida



James L. Ferman, Jr.[1]
President, Ferman Motor
Car Company, Inc.
(automobile dealerships)
Tampa, Florida



Luis Guinot, Jr.[3]
Partner, Shapiro Sher &
Guinot, P.A. (attorneys)
Washington, D.C.
Former United States
Ambassador to the
Republic of Costa Rica



Ira D. Hall[1]
Private Investor,
Former Treasurer,
Texaco, Inc.
(integrated oil company)
White Plains, New York



Tom L. Rankin[1][3]
Independent Investment
Manager, Tampa, Florida
Former Chief Executive
Officer, Lykes Energy, Inc.
(the former holding
company
for Peoples Gas System)



William D. Rockford[3]
President, Private Power,
LLC (power generation)
Oak Brook, Illinois
Former Managing Director
Chase Securities Inc.
(financial services)
New York, New York



William P. Sovey[2]
Chairman of the Board
and former Chief
Executive Officer,
Newell Rubbermaid, Inc.
(consumer products)
Freeport, Illinois



J. Thomas Touchton[1][4]
Managing Partner,
The Witt-Touchton
Company
(private investment
partnership)
Tampa, Florida



John A. Urquhart[2][3][4]
President,
John A. Urquhart Associates
(management consultants)
Fairfield, Connecticut
Former Senior Vice
President/Executive
Vice President,
G.E. Industrial &
Power Systems,
General Electric Company



James O. Welch, Jr.[2][4]
Former Vice Chairman,
RJR Nabisco, Inc.
and former Chairman,
Nabisco Brands, Inc.
(tobacco and
food products)
East Hanover, New Jersey

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Finance Committee
(4) Member of the Governance and Nominating Committee

STATISTICS

	Dec. 31,	2001	2000	1999	1998	1997	1996	5-Year Annual Growth Rate (%)	1991	10-year Annual Growth Rate (%)
TECO Energy	Common stock[1][2]	**$ 740.3**	$ 385.9	$ 386.2	$ 496.6	$ 487.7	$ 480.1	9.0	$ 414.8	6.0
	Retained earnings[1][2]	**$ 1,275.6**	$ 1,173.6	$ 1,086.3	$ 1,072.6	$ 1,024.6	$ 962.1	5.8	$ 636.0	7.2
	Book value per share[2][3][4]	**$ 14.44**	$ 12.34	$ 11.63	$ 11.89	$ 11.55	$ 11.12	5.4	$ 8.3	5.7
	Year-end stock price per share[3]	**$ 26.24**	$ 32.375	$ 18.5625	$ 28.1875	$ 28.125	$ 24.125	1.7	$ 20.875	2.3
	Earnings per share – basic[2][3]	**$ 2.26**	$ 1.99	$ 1.53	$ 1.55	$ 1.62	$ 1.68	6.1	$ 1.21	6.4
	Average common shares outstanding[1][2][3]	**134.5**	125.9	131.0	131.7	130.8	129.3	0.8	126.1	0.6
	Common shareholders	**23,029**	24,311	26,359	27,083	28,715	30,280	– 5.3	28,024	– 1.9
	Employees[2]	**6,315**	5,872	5,487	5,470	5,643	5,564	2.6	5,841	0.8
Tampa Electric	Plant investment[1]	**$ 4,495.5**	$ 4,177.5	$ 3,973.7	$ 3,814.0	$ 3,672.6	$ 3,576.8	4.7	$ 2,519.3	6.0
	Accumulated depreciation[1]	**$ 1,776.5**	$ 1,709.0	$ 1,608.1	$ 1,527.9	$ 1,412.9	$ 1,298.5	6.5	$ 842.9	7.7
	Capital expenditures[1]	**$ 426.3**	$ 267.1	$ 228.7	$ 176.1	$ 125.1	$ 203.3	16.0	$ 169.6	9.7
	Long-term debt[1]	**$ 891.7**	$ 722.5	$ 700.4	$ 700.8	$ 662.1	$ 662.1	6.1	$ 515.9	5.6
	Accumulated deferred income taxes, net[1]	**$ 286.5**	$ 272.2	$ 313.3	$ 310.3	$ 279.8	$ 256.6	2.2	$ 301.2	– 0.5
	Regulatory liability – tax related[1][5]	**$ 1.7**	$ 10.0	$ 13.3	$ 34.0	$ 34.8	$ 35.8	– 45.6	$ —	—
	Employees	**2,823**	2,885	2,850	2,833	2,771	2,798	0.2	3,228	– 1.3
	Net system capability (megawatts)	**3,899**	3,960	3,608	3,615	3,600	3,650	1.3	3,275	1.8
	Net system peak (megawatts)	**3,991**	3,735	3,372	3,266	3,118	3,349	3.6	2,678	4.1
	Fuel cost per net kilowatt-hour generated	**2.37¢**	2.18¢	2.18¢	2.14¢	2.14¢	2.15¢	2.0	2.29¢	0.3
Gigawatt-hours sold – retail	Residential	**7,594**	7,369	6,967	7,050	6,500	6,607	2.8	5,507	3.3
	Commercial	**5,685**	5,541	5,336	5,173	4,901	4,815	3.4	4,274	2.9
	Industrial	**2,329**	2,390	2,224	2,520	2,466	2,304	0.2	2,669	– 1.4
	Other	**1,368**	1,338	1,278	1,284	1,223	1,203	2.6	1,005	3.1
		16,976	16,638	15,805	16,027	15,090	14,929	2.6	13,455	2.4
Retail customers at year-end *(thousands)*	Residential	**513.3**	499.4	485.0	472.1	462.2	451.9	2.6	411.5	2.2
	Commercial	**64.0**	62.6	61.0	59.1	57.7	56.1	2.7	51.2	2.3
	Industrial	**0.9**	0.8	0.8	0.7	0.7	0.6	8.4	0.5	6.1
	Other	**5.8**	5.6	5.3	5.2	4.6	4.5	5.2	3.8	4.3
		584.0	568.4	552.1	537.1	525.2	513.1	2.6	467.0	2.3
Average per residential customer	Kilowatt-hour usage	**15,009**	14,980	14,590	15,124	14,249	14,824	0.2	13,523	1.0
	Revenue	**$ 1,304**	$ 1,247	$ 1,167	$ 1,208	$ 1,167	$ 1,211	1.5	$ 1,073	2.0
Peoples Gas System	Plant investment[1]	**$ 720.9**	$ 659.1	$ 590.2	$ 518.7	$ 471.0	$ 410.0	11.9	$ 303.3	9.0
	Accumulated depreciation[1]	**$ 238.4**	$ 222.3	$ 210.6	$ 194.3	$ 182.0	$ 158.0	8.6	$ 108.0	8.2
	Capital expenditures[1]	**$ 77.9**	$ 83.6	$ 74.7	$ 55.7	$ 28.2	$ 23.4	27.2	$ 25.7	11.7
	Long-term debt[1]	**$ 145.2**	$ 122.1	$ 74.5	$ 78.0	$ 69.0	$ 82.0	12.1	$ 77.5	6.5
	Accumulated deferred income taxes, net[1]	**$ 18.8**	$ 28.0	$ 27.9	$ 21.2	$ 23.6	$ 22.9	– 3.9	$ 18.0	0.4
	Employees	**742**	697	845	897	824	1,152	– 6.9	1,147	– 3.5
Therms sold *(thousands)*	Firm	**292,181**	320,601	300,022	320,833	256,714	283,267	0.6	409,778	– 3.3
	Transportation	**825,479**	821,837	762,636	591,151	643,118	558,787	8.1	259,882	12.3
		1,117,660	1,142,438	1,062,658	911,984	899,832	842,054	5.8	669,660	5.3
Number of customers at year end		**272,527**	262,847	253,124	243,767	237,654	205,776	5.8	183,129	4.1
Diversified Companies	Revenues[1][2][6]	**$ 1,124.4**	$ 855.1	$ 708.5	$ 671.6	$ 631.0	$ 604.1	13.2	$ 412.6	10.5
	Net income[1][2]	**$ 148.5**	$ 134.4	$ 84.1	$ 72.8	$ 79.8	$ 78.1	13.7	$ 40.1	14.0
	Operating assets (net of depreciation)[1][2][6]	**$ 2,849.8**	$ 2,160.1	$ 1,461.4	$ 1,148.8	$ 963.5	$ 944.8	24.7	$ 682.7	15.4
	Employees[2]	**2,632**	2,144	1,651	1,620	1,558	1,495	12.0	1,389	6.6

(1) Millions.
(2) Amounts shown prior to 1997 have been restated to include the results of the Peoples companies merger.
(3) Restated to reflect a two-for-one stock split on Aug. 30, 1993.
(4) Excludes the effect of unearned compensation which would reduce book value per share.
(5) Results from the adoption of FAS 109, previously included in accumulated deferred income taxes.
(6) Information provided before intercompany eliminations.

INFORMATION FOR INVESTORS:

Internet
Current information about TECO Energy is on the Internet at **www.tecoenergy.com**

TECO Energy is listed on the New York Stock Exchange, symbol: TE

TECO Energy Offices
TECO Plaza
702 N. Franklin Street
Tampa, FL 33602
813.228.4111
Fax 813.228.1670

Auditors
PricewaterhouseCoopers LLP
Tampa, FL

Annual Meeting
The Annual Meeting of Shareholders will be held on April 17, 2002, 11:30 a.m. at:
TECO Plaza
702 N. Franklin Street
Tampa, FL 33602

Shareholder Inquiries
Communication concerning transfer requirements, lost certificates, dividends and change of address should be directed to the Transfer Agent.

Transfer Agent and Registrar
Equiserve
P.O. Box 43010
Providence, RI 02940
800.650.9222
www.equiserve.com

Dividend Reinvestment
The company offers a Dividend Reinvestment and Common Stock Purchase Plan which allows common shareholders of record to purchase additional shares of common stock at the current market price. All correspondence concerning this Plan should be directed to the Plan Agent:
Equiserve
P.O. Box 9223
Chelsea, MA 02150

Form 10-K Available
TECO Energy's Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available to shareholders at no charge on the Internet at **www.sec.gov** or through the Investor Relations page at **www.tecoenergy.com**. Requests should be addressed to:
Mark M. Kane
TECO Energy, Inc.
Investor Relations
P.O. Box 111
Tampa, FL 33601
813.228.1326
800.810.2032

Analyst Contacts
Gordon L. Gillette
Senior Vice President - Finance and Chief Financial Officer

Sandra W. Callahan
Vice President - Treasury and Risk Management

Mark M. Kane
Director - Investor Relations
813.228.4111

TECO ENERGY

TECO Energy Offices
TECO Plaza
702 N. Franklin Street
Tampa, FL 33602
813.228.4111 Fax 813.228.1670
www.tecoenergy.com